No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2023

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

Notice regarding the Commencement of the Tender Offer for Shares of Yachiyo Industry Co., Ltd. (Securities Code: 7298)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masaharu Hirose
Masaharu Hirose
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: October 4, 2023

[Translation]

October 4, 2023

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome
Minato-ku, Tokyo 107-8556
Toshihiro Mibe
Director, President and Representative Executive Officer

Notice regarding the Commencement of the Tender Offer for Shares of

Yachiyo Industry Co., Ltd. (Securities Code: 7298)

As announced in the “Notice regarding the Scheduled Commencement of the Tender Offer for Shares of Yachiyo Industry Co., Ltd. (Securities Code: 7298)” dated July 4, 2023 (the “July 4, 2023 Tender Offeror Press Release”), Honda Motor Co., Ltd. (the “Tender Offeror”) decided at the Executive Council meeting held on July 4, 2023 to (1) execute a Framework Agreement of Business Reorganization (the “Framework Agreement”) on the same day with SMRC Automotive Holdings Netherlands B.V. (Note 1) (“Motherson”), all voting rights of which are held by SMRC Automotives Techno Minority Holdings B.V. (the corporate group comprised of all companies with which Samvardhana Motherson International Limited (“Motherson International”), the parent company of SMRC Automotives Techno Minority Holdings B.V., holds a capital relationship, is hereinafter referred to, as a whole, as the “Motherson Group” or the “Ultimate Strategic Partner Candidate”), and Yachiyo Industry Co., Ltd. ((securities code: 7298) listed on the Standard Market of Tokyo Stock Exchange, Inc. (“TSE”)) (the “Target Company”), and (2) acquire the shares of the Target Company’s common stock (the “Target Company Shares”) through a tender offer (the “Tender Offer”) under the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; the “FIEA”) pursuant to the Framework Agreement in order to make the Target Company a wholly-owned subsidiary of the Tender Offeror.

(Note 1)

According to the Motherson Group, as of July 4, 2023, Samvardhana Motherson Automotive Systems Group B.V. held all voting rights of Motherson; however, as a result of reorganization within the group thereafter, SMRC Automotives Techno Minority Holdings B.V., which is a subsidiary of Samvardhana Motherson Automotive Systems Group B.V., currently holds all voting rights of Motherson.

The Tender Offeror also intends to acquire all the Target Company Shares (excluding, however, the Target Company Shares owned by the Tender Offeror and the treasury shares owned by the Target Company) and implement the Tender Offer with the purpose of making the Target Company a wholly-owned subsidiary of the Tender Offeror. The Tender Offeror plans to transfer to Motherson the number of the Target Company Shares representing 81.0% of the Target Company’s voting rights pursuant to the Framework Agreement after completion of making the Target Company a wholly-owned subsidiary of the Tender Offeror (the “Target Company Share Transfer”). For details of the agreement between the Tender Offeror, Motherson, and the Target Company, please see “(6) Matters concerning important agreements relating to the Tender Offer” of “1. Purpose, etc. of the purchase” below.

The Tender Offer will be commenced, subject to the condition precedent (the “Condition Precedent”) that certain requirements (Note 2) are satisfied, such as Motherson obtaining permits, licenses, or the like from the respective countries’ relevant authorities, including notifications or approvals for business combination to or by the competition authorities of the respective countries (China, the United States, and Brazil) (collectively, the “Competition Law-related Clearances,” and each such notification or approval is individually referred to as the “China Clearance,” the “US Clearance,” and the “Brazil Clearance”), and notifications or approvals for foreign investment restriction to or by India’s relevant authorities restricting foreign investment (the “Foreign Investment Restriction-related Clearances”). The Tender Offeror planned to commence the Tender Offer promptly when the Condition Precedent is satisfied (or is waived by the Tender Offeror) and aimed to commence the Tender Offer around October 2023. On October 4, 2023, the Tender Offeror decided to commence the Tender Offer from October 5, 2023, as it confirmed that all of the requirements of the Condition Precedent were satisfied (excluding obtaining the US Clearance and the China Clearance, which has been waived by the Tender Offeror; for details, please see “(I) Background to, the purpose of, and the decision-making process of, the resolution to conduct the Tender Offer” of “(2) Background to, the purpose of, and the decision-making process of, the resolution to conduct the Tender Offer, and the management policy after the Tender Offer” of “1. Purpose, etc. of the purchase” below). Thus, the Tender Offeror hereby announces as described below.

(Note 2)

The Framework Agreement provides that the Tender Offeror will commence the Tender Offer, subject to the satisfaction of the conditions precedent as follows: (a) the Target Company’s board of directors (i) has resolved to express its opinion in support of the Tender Offer and to recommend to the Target Company’s shareholders to tender in the Tender Offer, and (ii) has not revised or withdrawn the resolution until the first business day immediately preceding the commencement date of the Tender Offer (the “Determination Date”); (b) the Target Company has obtained, by the execution date of the Framework Agreement and the Determination Date, the special committee’s opinion that the Transactions Subject to Consultation (as defined in “(iv) Independent special committee established, and a written report obtained, by the Target Company” of “(Measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, and measures to ensure the fairness of the Tender Offer)” of “(II) Background of the calculation” of “(4) Basis for the calculation of the purchase price” of “2. Overview of the purchase” below) will not be disadvantageous to the Target Company’s minority shareholders, and the opinion remains unchanged as of the said dates (for details of the special committee, please see “(iv) Independent special committee established, and a written report obtained, by the Target Company” of “(Measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, and measures to ensure the fairness of the Tender Offer)” of “(II) Background of the calculation” of “(4) Basis for the calculation of the purchase price” of “2. Overview of the purchase” below); (c) the representations and warranties of the Tender Offeror, the Target Company, and Motherson are true and correct in all material respects as of the execution date of the Framework Agreement and the Determination Date; (d) the Tender Offeror, the Target Company, and Motherson have performed or complied with, in all material respects and by the Determination Date, all obligations that must be performed or complied with under the Framework Agreement; (e) permits, licenses, or the like from the respective countries’ relevant authorities are obtained, including notifications or approvals to or by the respective countries’ competition authorities and relevant authorities restricting foreign investment; (f) there are no laws, regulations, or any relevant authority’s decisions restricting or prohibiting the implementation of the Transaction; (g) the Target Company Group (collectively referring to the Target Company and its consolidated subsidiaries; hereinafter the same for all references to the Target Company Group) has no insider information that has not been published as of the execution date of the Framework Agreement and the Determination Date; (h) the Tender Offeror has received a written pledge for the non-existence of unpublished insider information from the Target Company; and (i) the Shareholders Agreement (as defined in “(1) Overview of the Tender Offer” of “1. Purpose, etc. of the purchase” below) exists in force and effect.

1.	Purpose, etc. of the purchase

(1)	Overview of the Tender Offer

As of today, the Tender Offeror directly owns 12,103,950 shares (ownership ratio (Note 1): 50.41%) of the Target Company Shares listed on the TSE Standard Market, as well as indirectly owns (Note 2), through one of its wholly-owned subsidiaries, Honda Logistics Inc. (“Honda Logistics”), 27,500 shares (ownership ratio: 0.11%) of the Target Company Shares listed thereon. By owning a combined total of 12,131,450 Target Company Shares (ownership ratio: 50.52%), the Tender Offeror holds the Target Company as a consolidated subsidiary.

(Note 1)

“Ownership ratio” means the ratio to the number of shares (24,013,254 shares; the “Base Number of Shares”) obtained by deducting the number of treasury shares owned by the Target Company as of June 30, 2023 (29,446 shares (excluding, however, 59,876 Target Company Shares owned by the board incentive plan (BIP) trust as of the same date; hereinafter the same for the references to the number of treasury shares) from the total number of issued shares as of the same date (24,042,700 shares) stated in the Quarterly Report for the first quarter of the 71st fiscal year filed by the Target Company with the competent authority on August 10, 2023 (the “Target Company Quarterly Report”) (any fraction is rounded off to two decimal places; hereinafter the same for all references to ownership ratios).

(Note 2)

The Tender Offeror has not explained the Tender Offer to Honda Logistics prior to announcing the scheduled commencement thereof in the interest of confidentiality. However, the Tender Offeror requested that Honda Logistics tender all the Target Company Shares it owns (27,500 shares; ownership ratio: 0.11%) in the Tender Offer after the release of the scheduled commencement of the Tender Offer, and Honda Logistics responded that it would do so (the Tender Offeror has not executed any tender agreement).

As announced in the July 4, 2023 Tender Offeror Press Release, at the Executive Council meeting held on July 4, 2023, the Tender Offeror decided (1) to execute the Framework Agreement on the same day (for details, please see “(I) Framework Agreement” of “(6) Matters concerning important agreements relating to the Tender Offer” below), and (2) subject to the satisfaction (or a waiver by the Tender Offeror) of the Condition Precedent provided in the Framework Agreement, to conduct the Tender Offer for the following purposes: to ultimately make the voting rights ratios held by Motherson and the Tender Offeror in the Target Company 81.0% and 19.0%, respectively, after making the Target Company a wholly-owned subsidiary of the Tender Offeror; and to obtain all of the Target Company Shares (excluding, however, the Target Company Shares owned by the Tender Offeror and treasury shares owned by the Target Company) and make the Target Company a wholly-owned subsidiary of the Tender Offeror, as part of the series of transactions to achieve the structure set forth in “Structure of the Transaction” below (the “Transaction”).

Also, in late August 2023, the Tender Offeror received a proposal from the Motherson Group that the Motherson Group wished to change the structure of the YIM Share Transfer (as defined in “(iii) Implementation of the Accompanying Transactions” of “Structure of the Transaction” below). As a result of considerations and discussions, on October 4, 2023, as stated in “Structure of the Transaction” below, the Tender Offeror reached an agreement with the Motherson Group and the Target Company to change a portion of the Framework Agreement concerning the structure of the YIM Share Transfer (the “Structural Change to the YIM Share Transfer”) (for details of the background leading to the Structural Change to the YIM Share Transfer, please see “(I) Background to, the purpose of, and the decision-making process of, the resolution to conduct the Tender Offer” of “(2) Background to, the purpose of, and the decision-making process of, the resolution to conduct the Tender Offer, and the management policy after the Tender Offer” below). According to the Motherson Group, as a result of the Structural Change to the YIM Share Transfer, there are no notifications or approvals that will be necessary for the Motherson Group to obtain, other than the Competition Law-related Clearances (for details of such determination, please see “(iii) Implementation of the Accompanying Transactions” of “Structure of the Transaction” below).

Further, on September 26, 2023, the Tender Offeror received a notice regarding the Competition Law-related Clearances from Motherson that Motherson completed obtaining the Brazil Clearance, that it expects to obtain the US Clearance on October 11, 2023 when the statutory waiting period lapses, and that it expects to obtain the China Clearance in the middle of October 2023. Upon receipt of the notice, the Tender Offeror determined that the US Clearance and the China Clearance would be obtained during the purchase period of the Target Company Shares in the Tender Offer (the “Tender Offer Period”), and therefore decided to waive, among the requirements of the Condition Precedent, obtaining the US Clearance and the China Clearance when commencing the Tender Offer. The Tender Offeror will make an announcement promptly when Motherson obtains the US Clearance and the China Clearance.

Additionally, on October 4, 2023, the Tender Offeror received a notice from the Target Company that the Target Company obtained an additional report dated October 4, 2023 from the special committee (the “October 4, 2023 Written Report”), which states that the special committee’s opinion, that the Transaction (as defined below) (excluding, however, the Accompanying Transactions (as defined in “(iii) Implementation of the Accompanying Transactions” of “Structure of the Transaction” below) other than the Acquisition of Goshi Giken Shares (as defined in “(iii) Implementation of the Accompanying Transactions” of “Structure of the Transaction” below)) is not disadvantageous to the Target Company’s minority shareholders, has not changed.

Based on the background stated above, on October 4, 2023, the Tender Offeror confirmed that all of the requirements of the Condition Precedent were satisfied (excluding obtaining the US Clearance and the China Clearance, which has been waived by the Tender Offeror). Thus, on October 4, 2023, the Tender Offeror decided to commence the Tender Offer from October 5, 2023 as part of the Transaction.

Structure of the Transaction

The Transaction will be structured as set forth below.

(i)	The Tender Offer conducted by the Tender Offeror

Subject to the satisfaction (or a waiver by the Tender Offeror) of the Condition Precedent, the Tender Offeror will commence the Tender Offer in order to obtain all of the Target Company Shares (excluding, however, the Target Company Shares owned by the Tender Offeror and treasury shares owned by the Target Company) and to make the Target Company a wholly-owned subsidiary of the Tender Offeror.

(Note)	The percentages in the above figure are voting rights ratios held by the respective parties; hereinafter the same for the percentages in the figures in this section “Structure of the Transaction.”

(ii)	Procedures to Make the Target Company a Wholly-Owned Subsidiary of the Tender Offeror

If the Tender Offer is successfully completed, and the Tender Offeror fails to acquire all of the Target Company Shares (excluding, however, the Target Company Shares owned by the Tender Offeror and the treasury shares owned by the Target Company), the Tender Offeror plans to implement a series of procedures to make the Tender Offeror the sole shareholder of the Target Company (the “Procedures to Make the Target Company a Wholly-Owned Subsidiary”). For details of the procedures, please see “(4) Policies regarding reorganization, among others, after the Tender Offer (matters regarding the so-called two-stage purchase)” below.

(iii)	Implementation of the Accompanying Transactions

Subject to the condition precedent that the Tender Offer in (i) and the Procedures to Make the Target Company a Wholly-Owned Subsidiary in (ii) above are completed, the Tender Offeror plans to acquire from the Target Company all shares of Goshi Giken Co., Ltd. (“Goshi Giken”) owned by the Target Company (the “Acquisition of Goshi Giken Shares”). This will make the Tender Offeror’s voting rights ratio held in Goshi Giken 95.0%. After the Acquisition of Goshi Giken Shares by the Tender Offeror, Sankei Giken Kogyo Co., Ltd. (“Sankei Giken Kogyo”) will continue to hold Goshi Giken shares representing 5.0% of the voting rights. Sankei Giken Kogyo is a supplier for, and has no capital relationship with, the Tender Offeror and the Target Company.

The Tender Offeror Group (collectively referring to the Tender Offeror, and its consolidated subsidiaries and equity-method affiliates; hereinafter the same for all references to the Tender Offeror Group) also plans to transfer to the Target Company, subject to the same condition precedent, all shares owned by Honda South America Ltda. (“HSA”), a company belonging to the Tender Offeror Group, in Yachiyo Do Brasil Industria E Comercio De Pecas Ltda. (“YBI”) (voting rights ratio: 25.0%) (the “YBI Share Transfer”); as a result, the Target Company’s voting rights ratio against YBI will be 100.0%.

In addition, as of July 4, 2023, the Tender Offeror planned to transfer to the Target Company, subject to the same condition precedent as above, all shares owned by Asian Honda Motor Co., Ltd. (“ASH”), another company belonging to the Tender Offeror Group, in Yachiyo India Manufacturing Private Ltd. (“YIM”) (voting rights ratio: 11.8%) (the transaction concerning the transfer of YIM shares, including that after the Structural Change to the YIM Share Transfer, is hereinafter referred to as the “YIM Share Transfer”; the YIM Share Transfer and the YBI Share Transfer are hereinafter collectively referred to as the “Local Subsidiaries Share Transfers”; and the Local Subsidiaries Share Transfers and the Acquisition of Goshi Giken Shares are hereinafter collectively referred to as the “Accompanying Transactions”). However, in late August 2023, the Tender Offeror received a proposal from the Motherson Group that it desired to change the structure of the YIM Share Transfer. As a result of considerations and discussions, on October 4, 2023, the Tender Offeror reached an agreement with the Motherson Group and the Target Company to change a portion of the Framework Agreement and, with regard to YIM shares, to make a Structural Change to the YIM Share Transfer in order to transfer to Motherson International all YIM shares owned by the Target Company (voting rights ratio: 88.2%) and by ASH (voting rights ratio: 11.8%), subject to the condition precedent that the YBI Share Transfer be completed (for details of the background leading to the Structural Change to the YIM Share Transfer, please see “(I) Background to, the purpose of, and the decision-making process of, the resolution to conduct the Tender Offer” of “(2) Background to, the purpose of, and the decision-making process of, the resolution to conduct the Tender Offer, and the management policy after the Tender Offer” below). According to the Motherson Group, as a result of the Structural Change to the YIM Share Transfer, Motherson International, which is located in India, will directly hold YIM as its subsidiary (voting rights ratio: 100.0%) without any subsidiary located in or outside India intermediating such holding; thus, the Motherson Group understood that it is not necessary to obtain the Foreign Investment Restriction-related Clearances).

•	Acquisition of Goshi Giken Shares

•	Local Subsidiaries Share Transfers

(iv)	Target Company Share Transfer by the Tender Offeror to Motherson

Subject to the condition precedent that the Accompanying Transactions are completed, the Tender Offeror will transfer to Motherson the number of the Target Company Shares representing 81.0% of the Target Company’s voting rights owned by the Tender Offeror. After the completion of the Transaction, the Tender Offeror’s voting rights ratio held in the Target Company will be 19.0%.

In the Tender Offer, the Tender Offeror has set the minimum number of shares to be purchased as 3,904,850 shares (ownership ratio: 16.26%); and if the total of the shares tendered for the Tender Offer (the “Tendered Shares”) falls short of the minimum number of shares to be purchased, the Tender Offeror will purchase none of the Tendered Shares. On the other hand, as the Tender Offeror purports to make the Target Company its wholly-owned subsidiary by obtaining all of the Target Company Shares (excluding, however, the Target Company Shares owned by the Tender Offeror and the treasury shares owned by the Target Company) as stated above, the maximum number of shares to be purchased has not been set; and if the total number of the Tendered Shares is the same as or more than the minimum number of shares to be purchased, purchase of all of the Tendered Shares will be conducted. The minimum number of shares to be purchased (3,904,850 shares (ownership ratio: 16.26%)) is set as the number obtained by the following formula: first, multiply (a) the number of voting rights (240,132 voting rights) pertaining to the Base Number of Shares (24,013,254 shares) by (b) 2/3. The product (160,088 voting rights) is then multiplied by the share unit number of the Target Company (100 shares). Then, deduct, from the product (16,008,800 shares), the number of the Target Company Shares owned by the Tender Offeror today (12,103,950 shares). Whereas the purpose of the Transaction is to first make the Target Company a wholly-owned subsidiary of the Tender Offeror, when carrying out the procedures of the share consolidation stated in “(4) Policies regarding reorganization, among others, after the Tender Offer (matters regarding the so-called two-stage purchase)” below, a special resolution at a shareholders meeting stipulated in Article 309, paragraph (2) of the Companies Act (Act No. 86 of 2005; as amended; the “Companies Act”) will become a requirement; accordingly, the minimum number of shares to be purchased was set in order to satisfy the requirement by ensuring that the Tender Offeror will hold 2/3 or more of the voting rights of all shareholders of the Target Company after the Tender Offer.

If the Tender Offeror cannot obtain all of the Target Company Shares through the Tender Offer (excluding, however, the Target Company Shares owned by the Tender Offeror and the treasury shares owned by the Target Company), after the completion of the Tender Offer, the Tender Offeror plans to implement the Procedures to Make the Target Company a Wholly-Owned Subsidiary in order to make the Tender Offeror the sole shareholder of the Target Company, as stated in “(4) Policies regarding reorganization, among others, after the Tender Offer (matters regarding the so-called two-stage purchase)” below.

In relation to the Tender Offer, the Tender Offeror executed, as of July 4, 2023, (a) the Framework Agreement that provides for the implementation of the Transaction and various conditions regarding the implementation, with Motherson and the Target Company; and (b) the Shareholders Agreement that provides for matters such as the operation of the Target Company after the Transaction (the “Shareholders Agreement), with Motherson. In addition, the Tender Offeror reached an agreement with the Motherson Group and the Target Company as of October 4, 2023 to change a portion of the Framework Agreement and to make the Structural Change to the YIM Share Transfer. For details of these agreements, please see “(I) Framework Agreement” and “(II) Shareholders Agreement” of “(6) Matters concerning important agreements relating to the Tender Offer” below.

On the other hand, according to the “Notice Regarding Expression of Opinion in Support of the (Planned) Tender Offer for the Company Shares by its Controlling Shareholder Honda Motor Co., Ltd. (Securities Code: 7267) and Recommendation of Tender, and Share Transfer Accompanied by Transfer of Consolidated Subsidiary” released by the Target Company as of July 4, 2023 (the “July 4, 2023 Target Company Press Release”), at the meeting of the board of directors held on July 4, 2023, the Target Company resolved to express its opinion in support of the Tender Offer at the commencement of the Tender Offer and to recommend to the Target Company’s shareholders to tender in the Tender Offer at the commencement of the Tender Offer, as the Target Company’s opinion as of July 4, 2023.

Although the Tender Offer is scheduled to be conducted promptly after satisfaction (or a waiver by the Tender Offeror) of the Conditions Precedent and, as of July 4, 2023, the Tender Offeror aimed to commence the Tender Offer around October 2023, it was difficult to accurately anticipate the amount of time necessary for Motherson to obtain permits and licenses from the respective countries’ relevant authorities, including notifications or approvals to or by the respective countries’ competition authorities and relevant authorities restricting foreign investment; accordingly, at the meeting of the board of directors held on July 4, 2023, the Target Company also adopted a resolution (i) that upon the commencement of the Tender Offer, the Target Company would request that the special committee of the Target Company deliberate over whether there is any change in the opinion expressed by the special committee to the meeting of the board of directors of the Target Company as of July 4, 2023, and state its opinion to the board of directors of the Target Company to that effect if there is no change, and a changed opinion if there is any change; and (ii) that the Target Company would express its opinion on the Tender Offer again, when the Tender Offer is to be commenced in light of the special committee’s opinion.

Further, according to the “Notice Regarding Expression of Opinion in Support of the Tender Offer for the Company Shares by its Controlling Shareholder Honda Motor Co., Ltd. (Securities Code: 7267) and Recommendation of Tender” released by the Target Company as of October 4, 2023 (collectively with the July 4, 2023 Target Company Press Release, the “Target Company Press Releases”), in light of the details of the October 4, 2023 Written Report submitted by the special committee, the Target Company resolved again at the meeting of the board of directors held on October 4, 2023 to express its opinion in support of the Tender Offer and to recommend to the Target Company’s shareholders to tender in the Tender Offer.

For details of each of the resolutions at the meetings of the Target Company’s board of directors held on July 4 and October 4, 2023, please see the Target Company Press Releases and “(vii) Approval of all directors of the Target Company with no interest in the Transactions Subject to Consultation, and no objection from all company auditors of the Target Company with no interest in the Transactions Subject to Consultation” of “(Measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, and measures to ensure the fairness of the Tender Offer)” of “(II) Background of the calculation” of “(4) Basis for the calculation of the purchase price” of “2. Overview of the purchase” below.

(2)	Background to, the purpose of, and the decision-making process of, the resolution to conduct the Tender Offer, and the management policy after the Tender Offer

(I)	Background to, the purpose of, and the decision-making process of, the resolution to conduct the Tender Offer

The Tender Offeror Group consists of the Tender Offeror, 313 consolidated subsidiaries, including the Target Company and Goshi Giken, and 69 equity-method affiliates as of March 31, 2023, and by business category, the Tender Offeror’s businesses consist of Motorcycle business operations, Automobile business operations, Financial services business operations, and Power products and other businesses operations as of today.

The Tender Offeror began with the opening of Honda Technical Research Institute in Hamamatsu-city, Shizuoka Prefecture by Mr. Soichiro Honda in October 1946, and it was established as Honda Motor Co., Ltd. by succession of Honda Technical Research Institute in September 1948. Then, the Tender Offeror’s shares were listed on the TSE in December 1957, and they are listed on the Prime Market of the TSE as of today.

The Tender Offeror Group has fundamental beliefs of “Respect for the Individual” and “The Three Joys” (The Joy of Buying, The Joy of Selling, The Joy of Creating). Based on these fundamental beliefs, the company principle of “Maintaining a global viewpoint, we are dedicated to supplying products of the highest quality yet at a reasonable price for worldwide customer satisfaction.” is established and these are shared by each and every employee working at the Tender Offeror Group as “Honda Philosophy.” Moreover, the Tender Offeror Group practices daily corporate activities with Honda Philosophy being the standard for the conduct and decision-making, shares joys with all people including shareholders, and strives for enhancement of corporate value.

In addition, to remain a company society wants to exist, the Tender Offeror Group is undertaking corporate activities to “serve people worldwide with the ‘joy of expanding their life’s potential’,” as stated in its 2030 Vision. As the world’s largest power unit manufacturer with annual sales of approximately 30 million units, the Tender Offeror Group has been fully focusing on the environment and safety, and for the creation of new value, making company-wide efforts to expand its combined solutions business while taking on challenges in new areas.

Meanwhile, according to the Target Company, the Target Company was established in August 1953 as Yachiyo Painting Co., Ltd. for the metal coating business and became a designated plant of the Tender Offeror. The Target Company changed its name to Yachiyo Industry Co., Ltd. in September 1968, and in August 1972, opened the Kashiwabara Plant in Sayama-shi, Saitama Prefecture to begin contract production of mini vehicles for the Tender Offeror. On this occasion, it received investments from the Tender Offeror and became its affiliate. In November 1974, Goshi Giken, a joint venture with the Tender Offeror and Sankei Giken was established to manufacture and sell products for motorcycles. In October 1994, the Target Company Shares were registered with the Japan Securities Dealers Association as over-the-counter stock, in December 2004, the Target Company listed its shares on the JASDAQ Stock Exchange (JASDAQ, Tokyo Stock Exchange), and in April 2018, the Target Company transferred its automobile business to the Tender Offeror, terminated the contract production of mini vehicles, and is currently listed on the TSE Standard Market after the transition to the new market classification on the TSE started on April 4, 2022.

As of March 31, 2023, the Target Company Group consists of the Target Company and 20 consolidated subsidiaries of the Target Company, and its main business is the manufacture and sale of auto parts to the Tender Offeror Group as well as other domestic and foreign automakers and auto parts manufacturers. Based on the Yachiyo Corporate Philosophy, the Target Company Group sincerely carries out its responsibilities as a manufacturing company that provides products and technologies needed by society. “Respect for the Individual” and “Customer First” are the basic principles of the Yachiyo Corporate Philosophy, and “Respect for the Individual” is about each employee respecting each other’s individuality, helping each other, and performing their roles in good faith in a vibrant and fulfilling energy to realize the common purpose of the Target Company Group. “Customer First” is an ambitious commitment to delivering products that exceed the expectations of each and every customer. In order for the Target Company Group to truly become a “company whose existence is recognized and has high expectations from society”, the Target Company recognizes that its employees must always fully understand the “Yachiyo Corporate Philosophy” and respond to the changing demands of society.

Although the domestic and overseas economies are expected to continue to recover, the external environment surrounding the Target Company Group is expected to remain uncertain due to risk factors such as the economic downturn due to supply constraints and rising raw material prices, as well as fluctuations in financial and capital markets. In the automobile industry, supply still cannot meet demand due to the prolonged effects of a shortage in semiconductor supplies, and further, there is a growing interest in the electrification of automobiles worldwide from the standpoint of environmental protection and expectation for adapting to carbon neutrality. Automobile manufacturers have released their medium- to long-term sales plans for electric vehicles to further promote their adoption. Automobile components are being made a module which consists of several components, and automobile manufacturers tend to make the module components versatile to fit various types of vehicles, and use them globally regardless of regions. In response to these trends, alliances with electronics manufacturers, materials manufacturers, IT companies, and others that transcend the boundaries of the automobile industry are becoming more active.

Based on its business history and the business environment, the Target Company Group has set its vision for the coming 2030 as Vision 2030: “Becoming a key company in mobility through the unrelenting evolution of manufacturing”. In order to achieve this goal, the Target Company has positioned the 15th Midterm (23 -25th Midterm), which began in April 2023, as the period to “lay the groundwork for reform and solidify business structure”. The business environment of the Target Company Group is expected to change due to such factors as electrification of automobiles, and the Target Company Group will work on developing new products and laying the groundwork for technologies to adapt to electrification. The Target Company Group also seeks to further solidify its business foundation by taking advantage of the efficient production structure established during the previous 14th Midterm (20-22th Midterm), and the efficiency-improved back-office area. Besides, the Target Company Group will aggressively take initiatives to realize the cultural reform that it has been working on since the previous 14th Midterm (20-22th Midterm).

The entire Target Company Group seeks to promote the following 5 company-wide initiatives as the company-wide policy during the 15th Midterm (23-25 Midterm).

(a) “Strengthening competitiveness by establishing technologies and products”

The business environment of the Target Company is expected to change drastically in the future. To cope with such change, the Target Company will work on developing module products such as back doors in plastics and resin product field. It also seeks to develop new manufacturing techniques for plastics and resin molding and coating associated with plastics and resin products. It will develop a variety of storage containers of hydrogen which is expected to be the future energy source, and will prepare for realizing a hydrogen society. In addition, it also intends to offer products with new appeals or high value added to increase orders for products for electric vehicles. For new customers, it will expand sales channels by aggressively offering products that meet the required quality or products that fully meet the required level.

(b) “Further solidification of its business base”

In terms of corporate structure, the Target Company successfully developed a solid business base in the previous 14th Midterm (20-22th Midterm). In order to make the business base that the Target Company developed more solid one, the Target Company will strive to improve its production system by, among others, reviewing the specifications and production processes and reducing working hours through the deployment of digital transformation of manual data entry work for production control at all production sites aiming at automation of such work in the future. In addition, the Target Company will strive to realize highly competitive products by further enhancing its procurement function and finding new suppliers of parts. When launching a new model, the Target Company will continuously implement thorough measures in each function such as those to set and realize a proper target cost and to promote efficiency of the back-office function.

(c) “Maintaining its quality assurance and improving the quality of its quality assurance”

In order to maintain higher quality, the Target Company will “improve the quality” of its quality assurance. Specifically, the Target Company will work to maintain and improve a system to prevent shipping of defective products, using improvement and analysis methods to ensure that the Target Company can track down causes of problems in the quality assurance process, with cooperating trading counterparties. In addition, when the Target Company launches a new model or makes any change to production, the Target Company will develop a system utilizing IoT to prevent errors in the production control, thereby stabilizing its quality assurance in order to respond to the diversifying needs of customers in a proper and timely manner.

(d) “Reforming its corporate culture and strengthening human resources”

In order to ensure that the Target Company respond to its business environment that is expected to significantly change in the future, the Target Company will reform the corporate culture so that all of its employees feel the significance and pride of their work and can work to their full potential to a greater extent than ever. Further, the Target Company will review the working conditions by developing new systems meeting the needs of employees in order to transform into an attractive company. In addition, the Target Company will further enhance its training system to provide its employees with knowledge that goes beyond the scope of their duties so that they can broaden their horizons. Through such kind of practical experience and specialized training, the Target Company will develop human resources who are capable of working globally with the flexibility to engage in various duties and job types.

(e) “Developing and implementing sustainability”

The Target Company is promoting sustainability initiatives based on the SDGs with the aim of becoming a company whose existence is desired by society. With regard to achieving carbon neutrality by 2050, the Target Company will implement specific measures in response to the global targets and the roadmap for achieving them. At the same time, the Target Company will continue to promote the efforts to reduce environmental impact, such as those to reduce waste emissions. The Target Company will also strive to fulfill its responsibility by promoting interaction with local communities and social contribution activities to realize a sustainable society for the future.

By proactively disclosing these initiatives to the Target Company’s stakeholders, it will continue to earn their understanding and expectations of the corporate activities, strive to realize a sustainable society for the future, and fulfill its responsibilities.

As for the relationship between the Tender Offeror and the Target Company, they began transactions in relation to painting and processing of motorcycles in 1953, and the Tender Offeror acquired 29,000 Target Company Shares in 1972 (the shareholding ratio at the time (the ratio against the total number of issued shares, including treasury shares; any fraction is rounded off to two decimal places; hereinafter the same in this paragraph): 35.37%) through, among other means, capital increase by third-party allotment by the Target Company, and the Target Company thus became an affiliate of the Tender Offeror. Thereafter, the Tender Offeror acquired 8,294,550 Target Company Shares (shareholding ratio at the time: 34.50%) by 1995 through, among other means, capital increase by third-party allotment by the Target Company. The Tender Offeror acquired an additional 3,809,400 Target Company Shares (shareholding ratio at the time: 15.84%) on December 27, 2006 through a tender offer, which resulted in the Tender Offeror owning 12,103,950 Target Company Shares (ownership ratio: 50.41%), and since that year, the Target Company has been a consolidated subsidiary of the Tender Offeror. In respect of the business, the Target Company sells auto parts, such as fuel tanks and sunroofs, that it manufactures to the Tender Offeror, and approximately 90% of the Target Company’s consolidated sales revenue in the fiscal year ended in March 2023 was from sales to the Tender Offeror Group; therefore, the Tender Offeror and the Target Company have established a close relationship with each other as an important business partner. Further, in April 2018, the Target Company transferred its automobile business to the Tender Offeror, and the Tender Offeror and the Target Company, as a member of the Tender Offeror Group, have mutually supplemented their management resources. As of March 31, 2023, two employees are seconded to the Target Company from the Tender Offeror, whereas three employees are seconded to the Tender Offeror from the Target Company; however, no statutory officers are dispatched from each other.

Regarding the business environment surrounding the Tender Offeror Group, in recent years, various stricter world-wide environmental regulations including CO2 (carbon dioxide) emission regulations aimed at realizing a carbon neutral society, activation of measures for enhancement of vehicle safety and initiatives for the next generation, such as automated driving, and diversification of market needs, etc. have become intertwined in complex ways; and global mobility industry centered on automobiles itself has entered a period of evolution. In order to respond to changes in the external environment, domestic and foreign automobile and auto parts manufacturers proceed with alliances through business alliance, capital alliance and business acquisition, and it is expected that the competition environment among the companies in the mobility industry will intensify further in the future.

Under such situation, the trend of electrification of automobiles is accelerating on a global basis, and domestic and foreign automobile manufacturers, including the Tender Offeror, have been focusing on development and sale of automobiles that do not emit CO2 (carbon dioxide), aiming to realize a carbon neutral society. The Tender Offeror has identified making all of its new automobiles for sale in 2040 either EV (electric vehicles) or FCV (fuel cell vehicles) as its goal, and a rapid paradigm shift is going on that will significantly affect auto parts suppliers, including the Target Company.

Regarding fuel tanks, being one of the primary products manufactured by the Target Company, the Tender Offeror anticipates changes in the demand for internal-combustion engine parts, including engine parts such as fuel tanks, due to, in addition to the global trend of electrification of vehicles, the Tender Offeror Group, which is the Target Company’s major trading counterparty, promoting its commitment to cease using engines by 2040. Further, the Tender Offeror presumes that the competitive environment with its competitors is expected to be even tougher even in the transition period for ceasing the use of engines at each automobile manufacturer, due to various stricter environmental regulations and the resulting rise in the level of demand for fuel economy performance.

Furthermore, the Tender Offeror anticipates that sunroofs, being one of the primary products of the Target Company as with fuel tanks, will also be subject to the global trend of electrification of automobiles. Specifically, amid automobile manufacturers increasingly being inclined to, among others, mount batteries under the floor of electric vehicles and/or expand the area of mounting of batteries to improve the driving distance, the Tender Offeror expects that even lighter and thinner sunroofs will be required for maintaining the layout of the whole vehicle, and that the adoption rate of sunroofs may decline due to design constraints of certain types of vehicles, resulting in lower demand. Against this backdrop, the Tender Offeror considers promotion of speedy research and development, and of flexible and timely business reform, as necessary in order for the Target Company to establish a superior position in advance of other companies.

The Tender Offeror understands that in order for the Target Company to respond to the rapid changes in the business environment surrounding the mobility industry as stated above, it is indispensable to secure business base that will enable sustainable growth even in the age of popularization of electric vehicles by, after first realizing an optimal allocation of the Target Company’s management resources, expanding sales channels under the existing business to automobile manufacturers other than the Tender Offeror Group and expanding the business of manufacturing plastics and resin products that will continue to be used in electric vehicles as well. The Tender Offeror also considers the Target Company to be an important supplier of auto parts for the Tender Offeror Group and that the Target Company securing a business base as stated above is also vital for the Tender Offeror Group to procure a stable supply of auto parts.

Under such understanding, the Tender Offeror and the Target Company, as Target Company Group companies, repeatedly considered and discussed the future growth strategy of the Target Company since late June 2021. After repeating the considerations and discussions, the Tender Offeror thought that for the purpose of a sustainable and dramatic growth of the Target Company, it would be necessary to proceed, as priority issues, with optimal allocation of the Target Company’s management resources and with collaboration and cooperation with a third party strategic partner that is able to provide strong support for establishing such business base as stated above (the “Strategic Partner”). Accordingly, in early October 2021, the Tender Offeror reached a conclusion that it would be preferable to conduct the following acts in order to enhance the medium- to long-term corporate value of the Target Company, and also in order for the Tender Offeror to enjoy the benefit of procuring a stable supply of auto parts as a result of the enhanced corporate value of the Target Company, which is an important supplier of auto parts: (i) enable the appropriate allocation of the Target Company’s management resources by (a) acquiring all of the Target Company’s shares in Goshi Giken, which, as a consolidated subsidiary of the Target Company, engages in manufacture and sale of products for motorcycles, thereby enabling the Target Company to allocate to its automobile business, being its primary business, the management resources previously allocated to its motorcycle business that was taken charge of by Goshi Giken, and (b) the Target Company acquiring all shares in YBI and YIM, as the Target Company Group had been substantially responsible for their business management as their majority shareholders; and (ii) transfer the Target Company Shares to the Strategic Partner so that the Target Company and the Strategic Partner might unite in the efforts to strengthen the Target Company’s competitiveness.

Considering the above factors, in late December 2021, the Tender Offeror appointed Mizuho Securities Co., Ltd. (“Mizuho Securities”) as a financial advisor and third-party valuation organization independent of the Tender Offeror, the Target Company, and Goshi Giken, and Nishimura & Asahi (which changed its name to “Nishimura & Asahi (Gaikokuho Kyodo Jigyo)” on September 4, 2023; “Nishimura & Asahi (GKJ)”) as a legal advisor independent of the Tender Offeror, the Target Company, and Goshi Giken, and started initial consideration and discussions regarding the selection of the Strategic Partner, the transfer of the Target Company Shares to the Strategic Partner, and the method thereof, the purpose of which is realization of further growth of the Target Company in the future.

Thereafter, the Tender Offeror and the Target Company engaged in further consideration through repeated discussions with potential candidates for Strategic Partner, including domestic and foreign business companies (including the Ultimate Strategic Partner Candidate) and sharing the circumstances of respective potential candidates. The potential candidates for Strategic Partner, with whom the Tender Offeror had repeated discussions, included multiple candidates considered and selected by the Target Company. Through discussions with the Target Company, the Tender Offeror sounded out 19 domestic and foreign business companies about their intentions and confirmed that three foreign business companies were interested in the bidding process. In and after the middle of March 2022, it commenced the first-round bidding process (the “First-round Bidding Process”) in which it requested proposals relating to the sales process for the Target Company Shares in an attempt to have the potential candidates quote specific purchase prices, by creating a competitive environment. The Ultimate Strategic Partner Candidate received initial provision of business and financial information from the Tender Offeror and the Target Company and held interviews and so on with the Tender Offeror and the Target Company; in the middle of April 2022, the Tender Offeror received from the Ultimate Strategic Partner Candidate the first letter of intent that stated its intention to acquire the Target Company Shares. Thereafter, from late April 2022 to late June 2022, the Tender Offeror considered the content of the first letter of intent that it received from the Ultimate Strategic Partner Candidate; further, it discussed with the Target Company and the Ultimate Strategic Partner Candidate, through interviews and so on conducted on several occasions, various conditions precedent of the Transaction, including the meaning and the purpose of the Transaction.

Regarding the method of the Transaction, the Tender Offeror considered it important to ensure that it implements the Transaction in light of the following advantages that will arise for the Target Company Group and the Tender Offeror Group:

(a)

the corporate value of the Target Company and the Target Company Group (excluding the Goshi Giken Group (collectively referring to Goshi Giken and its consolidated subsidiaries; hereinafter the same for all references to the Goshi Giken Group)) will be enhanced in accordance with the specific synergies below (such as optimization of the Target Company’s management resources) expected from the Target Company Group; and

(b)

the Tender Offeror Group will be able to stably procure auto parts by virtue of the above synergies; meanwhile, as stated below, optimization of management resources among groups will be possible in relation to the motorcycle business as well.

In order to ensure that the Transaction is implemented and to optimize management resources among groups, the Tender Offeror considered it best, as the main party to the Transaction, to conduct the Tender Offer on behalf of the Ultimate Strategic Partner Candidate and to lead the negotiations with the Ultimate Strategic Partner Candidate by deepening mutual understanding between the Target Company and the Ultimate Strategic Partner Candidate through close alignment with the Target Company. Based on this idea, and in the course of the discussions described above, the Tender Offeror decided in late April 2022 to adopt the scheme where the Tender Offeror, instead of the Ultimate Strategic Partner Candidate, implements the Tender Offer and makes the Target Company a wholly-owned subsidiary, and then the Tender Offeror transfers the Target Company Shares to the Ultimate Strategic Partner Candidate.

Accordingly, in early July 2022, based on discussions with the Target Company and the Ultimate Strategic Partner Candidate, the Tender Offeror made an initial proposal to the Target Company for implementation of a series of transactions under which the Tender Offeror will acquire all of the Target Company Shares (excluding, however, the Target Company Shares owned by the Tender Offeror and the treasury shares owned by the Target Company) through the Tender Offer and the Procedures to Make the Target Company a Wholly-Owned Subsidiary, and make the Target Company a wholly-owned subsidiary of the Tender Offeror, and then the Tender Offeror will acquire all of the Target Company’s shares in Goshi Giken and sell the Target Company Shares to the Ultimate Strategic Partner Candidate (the “Proposal”). Further, in late July 2022, the Tender Offeror notified the Ultimate Strategic Partner Candidate that it will accept the Ultimate Strategic Partner Candidate’s participation in the second-round bidding process (the “Second-round Bidding Process”).

On the other hand, according to the Target Company, in preparation for the commencement of its initial consideration and discussion with the Tender Offeror, the Target Company appointed Anderson Mori & Tomotsune (“Anderson Mori & Tomotsune”) as a legal advisor independent of the Tender Offeror, the Target Company, and Goshi Giken in the middle of March 2022, and SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) as a financial advisor and third-party valuation organization independent of the Tender Offeror, the Target Company, and Goshi Giken in the middle of June 2022, in order to ensure the fairness of the purchase price per Target Company Share under the Tender Offer (the “Tender Offer Price”) and other terms of the Transaction, as well as to prepare for the First-round Bidding Process. Further, upon receipt of the Proposal from the Tender Offeror in early July 2022, the Target Company also established a special committee on August 2, 2022, as an advisory body for its board of directors to consider the Proposal.

Then, the Tender Offeror, with the approval of the Target Company, conducted due diligence on the Target Company and Goshi Giken from early July 2022 to early October 2022. Further, the Ultimate Strategic Partner Candidate, with the approval of the Tender Offeror and the Target Company, also conducted due diligence on the Target Company and held interviews and so on with the Tender Offeror and the Target Company from the middle of August 2022 to late October 2022 in order to make further analysis and consideration regarding acquisition of the Target Company Shares. Further, from the middle of August 2022, the Tender Offeror, the Target Company, and the Ultimate Strategic Partner Candidate repeated discussions regarding, among other matters, the purpose of the Transaction, including the Tender Offer, management structures and policies after the Transaction, and various conditions of the Transaction, with the aim of further enhancing the Target Company’s corporate value. During the course of the discussions, in the middle of October 2022, the Tender Offeror, the Target Company, and the Ultimate Strategic Partner Candidate agreed on the following matters: (i) the Tender Offeror will implement the Tender Offer; and (ii) the structure shown in “Structure of the Transaction” in “(1) Overview of the Tender Offer” above will be adopted, including the Tender Offeror continuing to hold 19.0% of the Target Company’s voting rights after the completion of the Transaction. Regarding the Tender Offeror continuing to hold 19.0% of the Target Company’s voting rights after the completion of the Transaction, it was agreed based on the common understanding reached by the Tender Offeror, the Target Company, and the Ultimate Strategic Partner Candidate that in order to efficiently enhance the Target Company’s corporate value, it would be beneficial to facilitate smooth alignment between the Target Company and the Ultimate Strategic Partner Candidate by the Tender Offeror continuing to hold the Target Company Shares, as the Tender Offeror had been conducting business operation in close alignment with the Target Company over a long period of time as the Target Company’s parent company and an important trading counterparty.

Thereafter, on November 24, 2022, by comprehensively considering factors including (i) the preliminary valuation analysis of the Target Company Shares by Mizuho Securities based on (a) the Target Company’s business plan for the fiscal year ending in March 2023 to the fiscal year ending in March 2025 submitted by the Target Company and (b) the results of the due diligence, (ii) the transition of the market share price of the Target Company Shares, and (iii) the financial situation of the Target Company, and based on the results of discussions between the Tender Offeror and the Ultimate Strategic Partner Candidate, the Tender Offeror provided the Target Company with a written proposal that proposed that the Tender Offer Price be set at 828 Japanese yen (i.e., an amount that includes the following premiums: 3.37% on the closing price of the Target Company Shares of 801 Japanese yen on the Standard Market of the TSE as of November 22, 2022 (the business day immediately preceding the proposal date); 14.05% on the simple average of the closing price of 726 Japanese yen for one month immediately preceding and up to November 22, 2022 (any fraction is rounded off to the nearest whole number; hereinafter the same applies to the calculation of simple average of closing prices); 20.35% on the simple average of the closing price of 688 Japanese yen for three months immediately preceding and up to the same date; and 23.77% on the simple average of the closing price of 669 Japanese yen for six months immediately preceding and up to the same date (any fraction is rounded off to two decimal places; hereinafter the same applies to the calculation of premiums and discounts)). In response, on December 2, 2022, the Target Company requested in writing that the Tender Offeror propose the Tender Offer Price again, stating that the proposed price was below the sufficient level for the Target Company’s minority shareholders; thus, on December 14 of the same year, the Tender Offeror made a written proposal setting the Tender Offer Price at 1,006 Japanese yen (i.e., an amount that includes the following premiums: 1.82% on the closing price of the Target Company Shares of 988 Japanese yen on the Standard Market of the TSE as of December 13, 2022 (the business day immediately preceding the proposal date); 13.67% on the simple average of the closing price of 885 Japanese yen for one month immediately preceding and up to December 13, 2022; 35.40% on the simple average of the closing price of 743 Japanese yen for three months immediately preceding and up to the same date; and 42.90% on the simple average of the closing price of 704 Japanese yen for six months immediately preceding and up to the same date). Then, on December 16, 2022, the Target Company requested in writing that the Tender Offeror consider setting the Tender Offer Price at 1,645 Japanese yen, stating that the proposed price was still below the sufficient level for the Target Company’s minority shareholders. As discussions between the Tender Offeror and the Ultimate Strategic Partner Candidate, on the terms of the Transaction had reached a standstill and were not progressing, the Tender Offeror decided not to present a next proposal for the Tender Offer Price until there was some progress in the discussions. In early February 2023, the Tender Offeror verbally notified the Target Company of this decision.

Subsequently, around the middle of March 2023, as the discussions between the Tender Offeror and the Ultimate Strategic Partner Candidate, on the terms of the Transaction showed some progress, the Tender Offeror conducted additional financial due diligence on the Target Company from the middle of April to the middle of May 2023 with the approval of the Target Company. After the close of the fiscal year ended in March 2023, in late April 2023, the Tender Offeror received from the Target Company its business plan for the fiscal year ending in March 2024 to the fiscal year ending in March 2026 (the “Business Plan”). The Ultimate Strategic Partner Candidate also conducted additional financial due diligence on the Target Company from late May 2023 to early June 2023 with the approval of the Tender Offeror and the Target Company.

Thereafter, the Tender Offeror proposed to the Target Company in writing on June 14, 2023 that the Tender Offer Price be set at 1,128 Japanese yen (i.e., an amount that includes the following: a premium of 10.48% on the closing price of the Target Company Shares of 1,021 Japanese yen on the Standard Market of the TSE as of June 13, 2023 (the business day immediately preceding the proposal date); a premium of 9.30% on the simple average of the closing price of 1,032 Japanese yen for one month immediately preceding and up to June 13, 2023; a premium of 2.92% on the simple average of the closing price of 1,096 Japanese yen for three months immediately preceding and up to the same date; and a discount of 1.31% on the simple average of the closing price of 1,143 Japanese yen for six months immediately preceding and up to the same date), taking into account such factors as the results of additional financial due diligence, the Business Plan, the latest trends in the market price of the Target Company Shares, and the status of discussions between the Tender Offeror and the Ultimate Strategic Partner Candidate. In response, on June 16, 2023, the Target Company requested in writing that the Tender Offeror propose the Tender Offer Price again, stating that the proposed price was below the sufficient level for the Target Company’s minority shareholders. On June 21, 2023, the Tender Offeror proposed to the Target Company in writing that the Tender Offer Price be set at 1,328 Japanese yen (i.e., an amount that includes the following premiums: 25.16% on the closing price of the Target Company Shares of 1,061 Japanese yen on the Standard Market of the TSE as of June 20, 2023 (the business day immediately preceding the proposal date); 29.06% on the simple average of the closing price of 1,029 Japanese yen for one month immediately preceding and up to June 20, 2023; 21.06% on the simple average of the closing price of 1,097 Japanese yen for three months immediately preceding and up to the same date; and 16.80% on the simple average of the closing price of 1,137 Japanese yen for six months immediately preceding and up to the same date).

Under such situation, according to the Target Company, it appointed PLUTUS CONSULTING Co., Ltd. (“Plutus”) in the middle of June 2023 as a third-party valuation organization independent of the Tender Offeror, the Target Company, Goshi Giken, and Motherson in addition to SMBC Nikko Securities, in order to properly examine the Tender Offer Price from a more objective viewpoint and from a viewpoint of protecting the interests of minority shareholders, and the special committee approved Plutus as a third-party valuation organization of the Target Company after confirming that there were no issues concerning the independence of Plutus.

On June 26, 2023, The Target Company then requested that the Tender Offeror consider setting the Tender Offer Price at 1,570 Japanese yen, stating that the proposed price was still below a sufficient level for the Target Company’s minority shareholders. Upon the request, however, the Tender Offeror, through further consideration, proposed to the Target Company in writing on June 26, 2023 that the Tender Offer Price remain the same as the last-proposed 1,328 Japanese yen (i.e., an amount that includes the following premiums: 22.06% on the closing price of the Target Company Shares of 1,088 Japanese yen on the Standard Market of the TSE as of June 23, 2023 (the business day immediately preceding the proposal date); 28.31% on the simple average of the closing price of 1,035 Japanese yen for one month immediately preceding and up to June 23, 2023; 20.95% on the simple average of the closing price of 1,098 Japanese yen for three months immediately preceding and up to the same date; and 16.90% on the simple average of the closing price of 1,136 Japanese yen for six months immediately preceding and up to the same date). In response, on June 26, 2023, the Target Company requested again that the Tender Offeror consider setting the Tender Offer Price at 1,570 Japanese yen. Accordingly, on June 27, 2023, the Tender Offeror made a final proposal in writing that the Tender Offer Price be set at 1,390 Japanese yen (i.e., an amount that includes the following premiums: 26.82% on the closing price of the Target Company Shares of 1,096 Japanese yen on the Standard Market of the TSE as of June 26, 2023 (the business day immediately preceding the proposal date); 33.91% on the simple average of the closing price of 1,038 Japanese yen for one month immediately preceding and up to June 26, 2023; 26.59% on the simple average of the closing price of 1,098 Japanese yen for three months immediately preceding and up to the same date; and 22.36% on the simple average of the closing price of 1,136 Japanese yen for six months immediately preceding and up to the same date). Then, the Target Company and the special committee again requested on June 29, 2023 that the Tender Offeror consider setting the Tender Offer Price at 1,399 Japanese yen, with a view to securing the most favorable trading conditions possible for the Target Company’s minority shareholders, although the Tender Offeror’s proposal of 1,390 Japanese yen was an amount that could be appreciated by the Target Company and the special committee unlike the previous offer. However, the Tender Offeror decided that it would not change the final proposal from the latest-presented proposal. Accordingly, the Tender Offeror made a proposal in writing on July 3, 2023 that the Tender Offer Price remain the same as the latest-proposed price of 1,390 Japanese yen (i.e., an amount that includes the following premiums: 19.01% on the closing price of the Target Company Shares of 1,168 Japanese yen on the Standard Market of the TSE as of June 30, 2023 (the business day immediately preceding the proposal date); 31.38% on the simple average of the closing price of 1,058 Japanese yen for one month immediately preceding and up to June 30, 2023; 25.91% on the simple average of the closing price of 1,104 Japanese yen for three months immediately preceding and up to the same date; and 22.90% on the simple average of the closing price of 1,131 Japanese yen for six months immediately preceding and up to the same date). As a result, the Tender Offeror received a response from the Target Company on the same day to the effect that it would accept the final Tender Offer Price of 1,390 Japanese yen, based on the recognition that it was in the final stage where further price increase would be difficult, and (i) considered that the price was obtained as a result of discussions and negotiations in good faith so as not to disadvantage minority shareholders, and (ii) the calculation results of SMBC Nikko Securities and Plutus, the Target Company’s third-party valuation organization, and the calculation results by the discounted cash flow analysis (the “DCF analysis”) of Trustees Advisory Co., Ltd. (“Trustees”), the third-party valuation organization of the special committee, (iii) according to the Fairness Opinion from Plutus (as defined in “(b) Share valuation report obtained by the Target Company from Plutus” of “(ii) Share valuation reports obtained by the Target Company from independent third-party valuation organizations” of “(Measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, and measures to ensure the fairness of the Tender Offer)” of “(II) Background of the calculation” of “(4) Basis for the calculation of the purchase price” of “2. Overview of the purchase” below), the Tender Offer Price is considered to be fair to the Target Company’s shareholders from a financial point of view; (iv) the Target Company has taken the measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, as described in “(Measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, and measures to ensure the fairness of the Tender Offer)” of “(II) Background of the calculation” of “(4) Basis for the calculation of the purchase price” of “2. Overview of the purchase” below, and the final Tender Offer Price was determined as a result of objective and consistent discussions between the Tender Offeror and the Target Company, which were at arm’s length.

Additionally, the Tender Offeror agreed with the Motherson Group on July 4, 2023 to transfer to Motherson the number of the Target Company Shares representing 81.0% of the Target Company’s voting rights at approximately 19 billion Japanese yen in the aggregate after completion of the Accompanying Transactions. Throughout the Transaction, the transfer price per Target Company Share in the Target Company Share Transfer will not exceed the Tender Offer Price, and the Tender Offeror will neither enjoy benefits nor will there be any disadvantage to the Target Company’s minority shareholders. The Tender Offeror decided that it should implement the Transaction with Motherson, due to the following reasons: (i) as the Motherson Group is one of the global auto parts suppliers and operating in 41 countries in total with more than 300 manufacturing sites, and has a potential for synergy effects as set forth below, the Tender Offeror considered that implementing the Transaction with the Motherson Group would not only be imperative for the Target Company to secure a business base enabling its sustainable growth amid the rapid changes in the business environment, but also be vital for the Tender Offeror Group to procure a stable supply of auto parts; and (ii) as a result of repeated discussions with multiple potential candidates for Strategic Partner together with the Target Company, as well as the First-round Bidding Process and the Second-round Bidding Process, the Tender Offeror ultimately decided that Motherson Group’s proposal was the only feasible and concrete proposal presented to the Tender Offeror.

As a result, at the Executive Council meeting held on July 4, 2023, the Tender Offeror decided to implement the Tender Offer as part of the Transaction subject to the satisfaction (or a waiver by the Tender Offeror) of the Condition Precedent. Further, as of July 4, 2023, the Tender Offeror executed the Framework Agreement with the Target Company and Motherson to implement the Transaction.

Thereafter, Motherson commenced procedures to obtain the Competition Law-related Clearances. Also, in late August 2023, the Tender Offeror received a proposal from the Motherson Group that it desired to change the structure of the YIM Share Transfer, because with Motherson International, which is located in India and which is the core company of the Motherson Group, directly investing in YIM, which also is located in India, (i) it will be possible for Motherson International and YIM to share their respective resources seamlessly, and consequently, it will be possible for YIM to operate business more efficiently; thus, the Motherson Group reached the conclusion that YIM can respond to intensive demands, etc. for localization of products in India; and (ii) YIM will be able to access Motherson International’s customers, and so the customer base will be diversified. Thus, in early September 2023, the Tender Offeror notified the Target Company to that effect, and considered and discussed with the Motherson Group and the Target Company whether to change the structure and the details thereof. As a result of such considerations and discussions, the Tender Offeror had no objection to the Motherson Group’s view that, as a result of the Structural Change to the YIM Share Transfer, YIM will be able to enjoy the advantages set forth under (i) and (ii) above, and the Target Company, similarly to the Tender Offeror, had no objection to the Motherson Group’s view that YIM will be able to enjoy the advantages set forth under (i) and (ii) above. Accordingly, on October 4, 2023, as stated in “(iii) Implementation of the Accompanying Transactions” of “Structure of the Transaction” of “(1) Overview of the Tender Offer” above, the Tender Offeror reached an agreement with the Motherson Group and the Target Company to change a portion of the Framework Agreement and to make the Structural Change to the YIM Share Transfer.

On September 15, 2023, the Tender Offeror received a notice regarding the Competition Law-related Clearances from Motherson that Motherson (i) obtained the Brazil Clearance on September 4, 2023, (ii) expects to obtain the China Clearance in September 2023, and (iii) expects to obtain the US Clearance on October 11, 2023 when the statutory waiting period lapses. Thus, on September 15, 2023, the Tender Offeror notified (1) the Target Company that it received such notice from Motherson, and (2) the Motherson Group and the Target Company that the Tender Offeror (i) determined that all the Competition Law-related Clearances would be obtained during the Tender Offer Period at the latest, (ii) would therefore waive, among the requirements of the Condition Precedent, obtaining any of the Competition Law-related Clearances that may remain unobtained when commencing the Tender Offer, and (iii) wished to commence the Tender Offer from October 5, 2023, subject to the satisfaction of other requirements of the Condition Precedent (or a waiver by the Tender Offeror). In light of the foregoing, on September 25, 2023, the Target Company requested that the special committee of the Target Company deliberate over whether there is any change in the opinion expressed by the special committee to the board of directors of the Target Company as of July 3, 2023, and state its opinion to the board of directors of the Target Company to that effect if there is no change, and a changed opinion if there is any change.

On September 26, 2023, the Tender Offeror received a notice from Motherson that Motherson still expects to obtain the US Clearance on October 11, 2023, and that it expects to obtain the China Clearance in the middle of October 2023, although the prospective time to obtain the same has been deferred due to additional questions from China’s competition authority. In light of the foregoing, on the same date, the Tender Offeror notified the Target Company of that fact, and notified the Motherson Group and the Target Company that the Tender Offeror (1) determined that the US Clearance and the China Clearance would be obtained during the Tender Offer Period, (2) would therefore waive, among the requirements of the Condition Precedent, obtaining the US Clearance and the China Clearance, and (3) wished to commence the Tender Offer from October 5, 2023, subject to the satisfaction of other requirements of the Condition Precedent (or a waiver by the Tender Offeror). Thereafter, on October 4, 2023, the Tender Offeror received a notice from the Target Company that the Target Company received the October 4, 2023 Written Report from the special committee on the same date, which is to the effect that there is no change in the opinion expressed by the special committee that the Transactions Subject to Consultation are not disadvantageous to the Target Company’s minority shareholders.

Based on the background as stated above, the Tender Offeror confirmed that all of the requirements of the Condition Precedent were satisfied (excluding obtaining the US Clearance and the China Clearance, which has been waived by the Tender Offeror). Thus, on October 4, 2023, the Tender Offeror decided to commence the Tender Offer from October 5, 2023.

The Tender Offeror presumes that the specific synergy effects of the Transaction that are expected to occur in the Target Company Group (excluding the Goshi Giken Group; hereinafter the same for all references to the “Tender Offeror Group” in the descriptions of synergy effects below) are as stated below.

(i)	Enhancing the existing businesses by expanding sales channels to automobile manufacturers other than the Tender Offeror Group

Approximately 90% of the Target Company’s consolidated sales revenue in the fiscal year ended in March 2023 was from the sales to the Tender Offeror Group. The Tender Offeror expects that the Transaction will allow the Target Company to use the sales channels of the Motherson Group, which is a global auto parts suppliers and is operating in 41 countries in total with more than 300 manufacturing sites, enabling the sales of auto parts to automobile manufacturers other than the Tender Offeror Group. The Tender Offeror also anticipates that the increase in production resulting from the growth of auto parts sales will boost the potential for the Target Company to reduce procurement and production costs and bolstering its existing businesses based on the international competitive advantage.

(ii)	Expanding product lineups and enhancing development of the next-generation products

The Tender Offeror believes that the alliance between the Target Company Group and the Motherson Group will accelerate the mutual complementary advantages between the Target Company’s development capabilities and quality-related know-how for the exterior parts for Japanese automobile manufacturers, and the Motherson Group’s decorative technology, sustainable materials technology (Note), and systems development capabilities. This will enable expansion of the product lineups and development of high-value-added next-generation products in the plastics and resin product domain.

(Note)	“Sustainable materials technology” means technology to develop and research materials that have only a minor impact on the environment or society.

(iii)	Optimizing management resources

The Target Company Group mainly manufactures and sells auto parts, such as automobile fuel tanks and sunroofs, whereas Goshi Giken primarily manufacturers and sells motorcycle mufflers and frames. Goshi Giken was incorporated in 1974 as a joint venture among the Tender Offeror, the Target Company and Sankei Giken Kogyo, a supplier of the Tender Offeror. As the Target Company and Goshi Giken respectively deal with products in separate domains as set forth above and operate their organizations independently, the synergies in both companies’ business operations are limited. The Tender Offeror believes that the proposed transfer of Goshi Giken shares to the Tender Offeror through the Transaction will help optimize the Target Company’s management resource allocation, as well as contribute to creating a business foundation responsive to rapid changes in the business environment surrounding the Target Company, including the global momentum toward automobile electrification.

The Tender Offeror believes that the Transaction will potentially allow the Target Company Group, one of the Tender Offer’s important suppliers of auto parts, to enjoy the aforementioned synergy effects and boost its corporate value, which will in turn also enable the Tender Offeror Group to procure a stable supply of auto parts.

Meanwhile, the Tender Offeror also believes that the Transaction will contribute to the Tender Offeror Group, including Goshi Giken, agilely managing its motorcycle business in order to optimize its intra-group management resources and create a structure for mutual use of such management resources, maintain and boost its competitive advantage, and bring a sustainable growth into reality.

(II)	Decision-making process and reasons leading to the Target Company’s support to the Tender Offer

According to the Target Company Press Releases, in order to ensure the fairness of the Tender Offer Price and the Transaction in preparation for the commencement of the initial considerations and discussions with the Tender Offeror, the Target Company appointed Anderson Mori & Tomotsune as the legal advisor independent of the Tender Offeror, the Target Company and Goshi Giken in mid-March 2022, and SMBC Nikko Securities as the financial advisor and third-party valuation organization independent of the Tender Offeror, the Target Company and Goshi Giken in early June 2022.

In response to the Proposal from the Tender Offeror in early July 2022, the Target Company established a special committee on August 2 of the same year as an advisory body to the board of directors of the Target Company to consider the Proposal. Thereafter, the Target Company appointed Plutus as the third-party valuation organization independent of the Tender Offeror, the Target Company and Goshi Giken in mid-June 2022.

Based on the legal advice provided by Anderson Mori & Tomotsune and the share valuation report obtained from SMBC Nikko Securities (the “Share Valuation Report (SMBC Nikko Securities)”) and the share valuation report obtained from Plutus (the “Share Valuation Report (Plutus)”), the Target Company, with the utmost respect for the report submitted by the special committee on July 3, 2023 (the “July 3, 2023 Written Report”) (for overview of the July 3, 2023 Written Report and the specific activity details of the special committee, please refer to “(iv) Independent special committee established, and a written report obtained, by the Target Company” of “(Measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, and measures to ensure the fairness of the Tender Offer)” of “(II) Background of the calculation” of “(4) Basis for the calculation of the purchase price” of “2. Overview of the purchase” below), carefully discussed and examined the terms and conditions of the Transaction from perspectives such as enhancing the corporate value of the Target Company.

The environment surrounding the automobile industry is undergoing a period of dramatic change. Specifically, amid changes in the external environment, such as the tightening of various environmental regulations worldwide, including the regulation of CO2 (carbon dioxide) emissions, the trend toward electrification to realize the widespread adoption of electric vehicles is accelerating worldwide. In response to the progress of electrification, the Target Company assumes that it will be necessary to consider rationalization of the fuel tank business, such as optimization of production capacity at each of its production bases around 2030, in accordance with the Tender Offeror Group’s policy to achieve 100% sales ratio of electric vehicles on a global basis by 2040. Furthermore, the Target Company expects the competitive environment will intensify as the technological competitiveness of China and other emerging manufacturers improves. In other words, as automakers and auto parts manufacturers accelerate efficiency and rationalization through mergers and acquisitions in the future, the Target Company expects to see more sharing and diversion of materials, specifications, and manufacturing methods, which will reduce the differentiation factor among auto parts manufacturers.

In the plastics and resin business, the Target Company believes that technological capabilities and proposal capabilities will be required even more in the future to respond to changes in specifications required by automobile manufacturers due to electrification, as well as changes in needs arising from social demands such as carbon neutrality and the circular economy. In addition, in the sunroof business of the Target Company, the Target Company believes it is necessary to promote business reforms because of the need to provide new added value due to the impact of rising vehicle prices and increased weight caused by the increasing number of electric vehicles.

In addition, Goshi Giken, which engages in the motorcycle business, is aware that taking into account the acceleration of the electrification, it needs to promptly consider the direction of its business expansion for exhaust system parts, which are its main product, and to prepare for changes in the business environment. At present, it must secure revenues by taking all orders for the products that Goshi Giken is currently handling until 2030 when the sales of gasoline motorcycles are expected to reach the peak, and develop products and production technologies that will be adaptable to changes in the business environment. Besides such situation, Goshi Giken also recognizes that local manufacturers in India and other countries are being a threat for Goshi Giken in terms of not only cost but also quality and delivery as a result of the improvement of production efficiency which resulted from their quality improvement and technological advancement.

Under such circumstance, the Target Company Group believes that it is essential to cooperate with a third-party partner in the long term and that if the current capital structure was maintained, the Target Company Group would allocate its management resources preferentially to business administration, business management, and operation of the Tender Offeror Group, and thus, it is difficult for the Tender Offeror Group to promptly and drastically transform the business portfolio. The Target Company Group considered a third-party partner from the points of view described below and determined that Motherson Group would be one of the most suitable partners:

(a)	Having a sufficient financial capability to enable business reform

The Target Company considered it necessary to reinforce its existing business and to transform its business portfolio. The Target Company needs to promptly make investments in research and development, and other areas in order to reinforce its existing businesses and transform its business portfolio, and it, hence, determined that the third-party partner must have a financial capability.

(b)	Operating business globally and having production infrastructure that can meet production requests from the Tender Offeror Group and other automakers

The Target Company believes that it needs to demonstrate its ability to propose and compete as a role of a global supplier. Thus, it determined that the third-party partner must have a production infrastructure that can meet production requests from automakers on a global scale.

(c)	Being able to generate business synergies with the Target Company in the short term and the medium to long term

The Target Company intends to expand sales channels of sunroofs to automakers other than the Tender Offeror Group and improve the lineup of plastics and resin parts in the short term, and to commercialize plastics and resin module products and enhance its competitiveness by utilizing sustainable material technologies in the medium to long term. For such purposes, the Target Company determined that the third-party partner must align with the Target Company’s carbon neutral strategy.

(d)	Being able to manage business in a way that contributes to enhancement of corporate value

The Target Company considers that it can accelerate its further business expansion by making effective use of third-party partner’s human resources, technical resources, and know-how. In addition, it seeks to enhance its competitiveness and corporate value by pursuing cooperation with the third-party partner, and reinforcing the relationship with the third-party partner. Thus, the Target Company determined that the third-party partner must have sufficient management know-how to achieve such purpose.

(e)	Having sales channels and customer networks that may help business expansion

Through the Transaction, the Target Company intends to expand its business by expanding its sales channels to automakers other than the Tender Offeror Group through aggressive expansion of sales channels of mainly sunroofs and plastics and resin parts. Thus, the Target Company determined the third-party partner must have sales channels and customer networks that may expand the Target Company’s business.

The Transaction aims to enhance the Target Company’s corporate value by the Target Company becoming a part of the Motherson Group under a circumstance which urges the Target Company to reinforce its existing business and to transform its business portfolio, thereby expanding its sales channels of sunroofs to automakers other than the Tender Offeror Group and improving its lineup of plastics and resin parts in the short term, as well as commercializing its plastics and resin module products and improving its competitiveness by utilizing sustainable material technologies in the medium to long term. The following initiatives and business synergies are expected:

(a)	Complement customer portfolio

The Target Company expects to complement its customer portfolio and expand transactions with parties other than the Tender Offeror Group. While the Motherson Group does not have many transactions with Japanese automakers, it has many transactions with European automakers. The Motherson Group, hence, intends to boost its sales globally by leveraging the technological capabilities it has developed through transactions with European automakers to expand transactions with Japanese automakers. Through cooperation with Motherson Group, the Target Company aims to make a large portion of its transactions consist of transactions with parties other than the Tender Offeror Group by around 2030.

(b)	Complement regional portfolio

The Target Company expects to establish manufacturing bases jointly with Motherson Group globally by complementing their regional portfolios. While the Motherson Group has a considerable number of production bases in Asian countries other than Japan, it only has a few production bases in Japan and the southern part of North America and the Target Company Group has production bases in Japan and the southern part of North America; hence, the Motherson Group and the Target Company can complement each other.

(c)	Complement manufacturing portfolio

The business portfolio of the Motherson Group does not contain module products that can be core to its business and contribute significantly to its sales. It will be able to have module products that can be core to its business by acquiring sunroofs of the Target Company, a module product and has the top market share worldwide. Also the Target Company Group is researching and developing plastics and resin module products, and believes that it can generate synergies by sharing the mass production technology and know-how that the Motherson Group has.

On the other hand, electrification is also expected to accelerate in the motorcycle business of Goshi Giken, and demand for exhaust system parts, such as mufflers, which are the main products of Goshi Giken, is expected to change. In order to further expand the business of Goshi Giken, it needs to become a part of the Tender Offeror Group, which is one of the world top manufacturers, to expand the lineup of functional parts, and to increase the number of units supplied in regions where demand is high.

For the reasons above, the Target Company believes that separating the automobile business from the motorcycle business, becoming a part of a business partner which is appropriate for the management challenges of each business, and generating synergies will contribute to enhancement of the corporate value of the Target Company and Goshi Giken.

In response to a proposal from the Tender Offeror on late November, 2022 to commence discussion on the Tender Offer Price, the Target Company has held several discussions with the Tender Offeror on the Tender Offer Price among various terms and conditions of the Transaction while receiving advice from a financial viewpoint from SMBC Nikko Securities on the Target Company Shares and referring to opinions from the special committee. As a result, the Target Company eventually received a final proposal on July 3, 2023 as below that set the Tender Offer Price at 1,390 Japanese yen per share which the Target Company regards as a reasonable price to offer the Target Company shareholders opportunities to sell their shares at a price with a reasonable level premium added in comparison to the market price.

Then, in response to the final proposal from the Tender Offeror on July 3, 2023, the Target Company received the July 3, 2023 Written Report from the special committee on July 3, 2023. After this, the board of directors of the Target Company deliberately discussed and examined at the meeting held on July 4, 2023 whether the Transaction would enhance its corporate value and whether the Tender Offer Price and other terms and conditions of the Transaction were reasonable, in light of advice from Anderson, Mori & Tomotsune, a legal adviser, and advice from a financial viewpoint from SMBC Nikko Securities, and giving utmost respect to the July 3, 2023 Written Report from the special committee.

As a result, the board of directors concluded at the meeting held on July 4, 2023 that the Transaction would further enhance the corporate value of the Target Company.

In addition, the board of directors determined at the meeting held on July 4, 2023 that the Tender Offer would offer the Target Company shareholders reasonable opportunities to sell the Target Company Shares at a price with a reasonable level premium added in consideration of the facts that: (i) as stated in “(ii) Share valuation reports obtained by the Target Company from independent third-party valuation organizations” of “(Measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, and measures to ensure the fairness of the Tender Offer)” of “(II) Background of the calculation” of “(4) Basis for the calculation of the purchase price” of “2. Overview of the purchase”, the Tender Offer Price is above the results of the calculation of the value of the Target Company Shares by SMBC Nikko Securities in the Share Valuation Report (SMBC Nikko Securities) using the market price analysis and within the range of the results of the calculation using the comparable listed company analysis and the DCF Analysis; and above the result of the calculation of the Target Company Shares by Plutus in the Share Valuation Report (Plutus) using the market price analysis and within the range of the results of the calculation using the DCF Analysis; (ii) although the Tender Offer Price is below the range of the results of the calculation of the value of the Target Company Shares by Trustees in the Share Valuation Report (Trustees) (as defined in “(v) Share valuation report obtained by the special committee from an independent third-party valuation organization” of “(Measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, and measures to ensure the fairness of the Tender Offer)” of “(II) Background of the calculation” of “(4) Basis for the calculation of the purchase price” of “2. Overview of the purchase” below) using the comparable listed company analysis, the Tender Offer Price is above the range of the results of the calculation using the market price analysis and within the range of the calculation using the DCF Analysis as stated in “(v) Share valuation report obtained by the special committee from an independent third-party valuation organization” of “(Measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, and measures to ensure the fairness of the Tender Offer)” of “(II) Background of the calculation” of “(4) Basis for the calculation of the purchase price” of “2. Overview of the purchase” below; (iii) the Tender Offer Price has a premium of 19.01% over the closing price of the Target Company Shares of 1,168 Japanese yen on the TSE Standard Market on July 3, 2023 which is the business day immediately preceding the date of the announcement of the scheduled commencement of the Tender Offer, a premium of 29.79% over the simple average of the closing prices (1,071 Japanese yen) for the one month prior to the same date (from June 4, 2023 until July 3, 2023), a premium of 25.91% over the simple average of the closing prices (1,104 Japanese yen) for the three months prior to the same date (from April 4, 2023 until July 3, 2023), and a premium of 22.79% over the simple average the closing prices (1,132 Japanese yen) for the six months prior to the same date (from January 4, 2023 until July 3, 2023), and although the price is not high compared with the premiums in other cases of tender offers by parent companies for the purpose of 100% acquisition of their consolidated subsidiaries announced after June 28, 2019, when the Guidelines on Fair M&A Practices (METI) (the “M&A Guidelines”) were published, provided by SMBC Nikko Securities, in the 47 comparable cases since June 28, 2019, there are a considerable number, 11 cases where the premium to the closing price of the immediately preceding business day is less than 30% and therefore, overall, the Tender Offer Price is not inferior to the most recent comparable cases and is considered to be at a reasonable level premium to the Tender Offer Price; (iv) it is found that the Tender Offer Price has been determined by taking the measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest and considering the minority shareholders’ interests as described in “(Measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, and measures to ensure the fairness of the Tender Offer)” of “(II) Background of the calculation” of “(4) Basis for the calculation of the purchase price” of “2. Overview of the purchase” below; (v) the Tender Offer Price was discussed and negotiated between the Target Company and the Tender Offeror substantially as an arm’s-length transaction, with the measures to avoid conflicts of interest taken; more specifically, the Tender Offer Price was proposed as a result of sincere and continuous discussions and negotiations in reference to discussions with the special committee, and increased by 67.87% from the initial proposed price; and (vi) the Target Company received the Fairness Opinion from Plutus which states that the Tender Offer Price of 1,390 Japanese yen is fair to the Target Company’s minority shareholders from a financial point of view etc.

The Tender Offer Price is below the net asset value per share calculated based on the book value of the net assets of the Target Company as of March 31, 2023. However, given the difficulty in disposing of assets and considerable additional costs resulting from liquidation, the book value of the net assets will not be realized as it is, and it is expected to be substantially reduced even if the Target Company is put into liquidation. (However, as the Target Company does not intend to liquidate the Target Company, no estimates have been obtained or specific calculations or verifications made.) Furthermore, since the net asset value represents the liquidation value of the Target Company and does not reflect its future profitability, it is not reasonable to place importance on the net asset value in the calculation of the corporate value of the Target Company which is a going concern.

Based on the above, the board of directors of the Target Company resolved at the meeting held on July 4, 2023 to express the Target Company’s opinion as of the same date in support of the Tender Offer and to recommend its shareholders to apply for the Tender Offer if the Tender Offer commences.

Thereafter, in early September, the Target Company received a notice from the Tender Offeror that the Motherson Group proposed to the Tender Offeror that the Motherson Group wished to change the structure of the YIM Share Transfer; as a result of considerations and discussion with the Tender Offeror and the Motherson Group regarding the details of the structural change, on October 4, 2023, the Target Company reached an agreement with the Tender Offeror and the Motherson Group to change a portion of the Framework Agreement, and to make the Structural Change to the YIM Share Transfer, as stated in “(iii) Implementation of the Accompanying Transactions” of “Structure of the Transaction” of “(1) Overview of the Tender Offer” above.

Also, on September 15, 2023, the Target Company received the following notice from the Tender Offeror: (1) the Tender Offeror received a notice regarding the Competition Law-related Clearances from Motherson that Motherson (i) obtained the Brazil Clearance on September 4, 2023, (ii) expects to obtain the China Clearance in September 2023, and (iii) expects to obtain the US Clearance on October 11, 2023 when the statutory waiting period lapses; and (2) the Tender Offeror (i) determined that all the Competition Law-related Clearances would be obtained during the Tender Offer Period at the latest, (ii) would therefore waive, among the requirements of the Condition Precedent, obtaining any of the Competition Law-related Clearances that may remain unobtained when commencing the Tender Offer, and (iii) wished to commence the Tender Offer from October 5, 2023, subject to the satisfaction of other requirements of the Condition Precedent (or a waiver by the Tender Offeror). In light of the foregoing, on September 25, 2023, the Target Company requested that the special committee of the Target Company deliberate over whether there is any change in the opinion expressed by the special committee to the board of directors of the Target Company as of July 3, 2023, and state its opinion to the board of directors of the Target Company to that effect if there is no change, and a changed opinion if there is any change. Then, on September 26, 2023, the Target Company received the following notice from the Tender Offeror: (1) the Tender Offeror received a notice from Motherson that Motherson still expects to obtain the US Clearance on October 11, 2023, and that it expects to obtain the China Clearance in the middle of October 2023, although the prospective time to obtain the same has been deferred due to additional questions from China’s competition authority; and (2) the Tender Offeror (i) determined that the US Clearance and the China Clearance would be obtained during the Tender Offer Period, (ii) would therefore waive, among the requirements of the Condition Precedent, obtaining the US Clearance and the China Clearance, and (iii) wished to commence the Tender Offer from October 5, 2023, subject to the satisfaction of other requirements of the Condition Precedent (or a waiver by the Tender Offeror). Thereafter, on October 4, 2023, the Target Company received the October 4, 2023 Written Report from the special committee, which is to the effect that there is no change in the opinion expressed by the special committee that the Transactions Subject to Consultation are not disadvantageous to the Target Company’s minority shareholders.

In light of the details of the October 4, 2023 Written Report as well as the Target Company’s financial results and changes in market environment on or after the meeting of the board of directors of the Target Company held on July 4, 2023 and other factors, the Target Company carefully discussed and considered the details of various conditions of the Tender Offer again. As a result, the Target Company concluded that, even as of October 4, 2023, conducting the Transaction would contribute to the enhancement of the Target Company’s corporate value, and that the significance of the purpose of the Transaction would be enhanced and the need to achieve such purpose would be increased and would never be weakened or decreased by conducting the Transaction, and accordingly, there are no factors which change its decision regarding the Tender Offer as of July 4, 2023. Thus, at the meeting of the board of directors held on October 4, 2023, the Target Company resolved again to express its opinion in support of the Tender Offer and to recommend to the Target Company’s shareholders to tender in the Tender Offer.

For details of each of the resolutions by the Target Company’s board of directors held on July 4 and October 4, 2023, please see the Target Company Press Releases and “(vii) Approval of all directors of the Target Company with no interest in the Transactions Subject to Consultation, and no objection from all company auditors of the Target Company with no interest in the Transactions Subject to Consultation” of “(Measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, and measures to ensure the fairness of the Tender Offer)” of “(II) Background of the calculation” of “(4) Basis for the calculation of the purchase price” of “2. Overview of the purchase” below.

(III)	Management policies after the Tender Offer

Soon after the Tender Offeror has made the Target Company a wholly-owned subsidiary, the Target Company will become, through the Target Company Share Transfer, a joint venture in which Motherson and the Tender Offeror hold 81.0% and 19.0% voting rights, respectively.

In terms of the post-Transaction composition of the Target Company’s board of directors, the Tender Offeror and Motherson have agreed in the Shareholders Agreement that the Tender Offeror is entitled to nominate one of the Target Company’s directors. There is no other agreement for the Target Company’s officer composition.

The Tender Offeror and Motherson have also agreed in the Shareholders Agreement to, as a general rule, maintain the employment conditions of, and continue employing, the Target Company employees for a while after the Transaction.

While details of the post-Transaction management policies in respect of the Target Company’s business remain undetermined as of today, the Tender Offeror will work with the Target Company and the Motherson Group to create a structure to maximize synergies with the Motherson Group.

(3)	Measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, and measures to ensure the fairness of the Tender Offer

The Tender Offeror and the Target Company have, respectively, taken the measures below in order to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, and to ensure the fairness of the Tender Offer. This is in consideration of the fact that the Tender Offeror holds the Target Company as a consolidated subsidiary as of today, and that the Transaction, including the opinions expressed concerning the Tender Offer, the Procedures to Make the Target Company a Wholly-Owned Subsidiary, and the Acquisition of Goshi Giken Shares, constitutes an important transaction with a controlling shareholder and may give rise to a structural conflict of interest issue in the Target Company examining the Transaction.

As the Tender Offeror owns 12,103,950 Target Company Shares (ownership ratio: 50.41%) as of today, setting the minimum number of shares to be purchased at a number that would satisfy the so-called “majority of the minority” in the Tender Offer will destabilize the successful completion of the Tender Offer and may not be in the interests of general shareholders who seek to tender shares in the Tender Offer. Accordingly, the Tender Offeror has not set the minimum number of shares to be purchased at a number that would satisfy the so-called “majority of the minority” in the Tender Offer. The Tender Offeror and the Target Company, however, believe that the interests of the Target Company’s general shareholders have been sufficiently considered, as they have both taken the measures listed below.

Descriptions regarding the measures below implemented by the Target Company are based on the explanations received from the Target Company.

(i)	Share valuation report obtained by the Tender Offeror from an independent third-party valuation organization;

(ii)	Share valuation reports obtained by the Target Company from independent third-party valuation organizations;

(iii)	Advice from an independent law firm to the Target Company;

(iv)	Independent special committee established, and a written report obtained, by the Target Company;

(v)	Share valuation report obtained by the special committee from an independent third-party valuation organization;

(vi)	Advice from an independent law firm to the special committee;

(vii)

Approval of all directors of the Target Company with no interest in the Transactions Subject to Consultation, and no objection from all company auditors of the Target Company with no interest in the Transactions Subject to Consultation;

(viii)	Measures to ensure opportunities for other purchasers to purchase; and

(ix)	Measures to ensure opportunities for the Target Company shareholders to properly determine whether to tender Shares in the Tender Offer.

For details of the above, please see “(I) Basis for the calculation,” and “(Measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, and measures to ensure the fairness of the Tender Offer)” of “(II) Background of the calculation,” of “(4) Basis for the calculation of the purchase price” of “2. Overview of the purchase,” respectively, below.

(4)	Policies regarding reorganization, among others, after the Tender Offer (matters regarding the so-called two-stage purchase)

As stated in “(1) Overview of the Tender Offer” above, the Tender Offeror plans to make the Target Company its wholly-owned subsidiary. If the Tender Offer is successfully completed, and the Tender Offeror has not succeeded in acquiring all of the Target Company Shares (excluding, however, the Target Company Shares owned by the Tender Offeror and the treasury shares owned by the Target Company), then the Tender Offeror intends to take the Procedures to Make the Target Company a Wholly-Owned Subsidiary by the methods described below.

More specifically, after the successful completion of the Tender Offer, if the total number of voting rights owned by the Tender Offeror in the Target Company is equal to or exceeds 90% of the number of voting rights of all shareholders of the Target Company, and the Tender Offeror is thus a Special Controlling Shareholder as defined in Article 179, paragraph (1) of the Companies Act, then promptly after the completion of settlement for the Tender Offer, the Tender Offeror intends to demand that all the shareholders of the Target Company (excluding the Tender Offeror and the Target Company) who did not tender Target Company Shares in the Tender Offer (“Shareholders Subject to Cash-Out”) sell all of their Target Company Shares pursuant to the provisions in Section 4-2, Chapter II, Part II of the Companies Act (“Demand for Cash-Out”).

In the Demand for Cash-Out, the Tender Offeror intends to decide on delivering, as the per-share value of Target Company Shares, the same amount of money as the Tender Offer Price to the Shareholders Subject to Cash-Out. In this case, the Tender Offeror will provide the Target Company with notice to that effect and seek approval of the Target Company for the Demand for Cash-Out. If the Target Company approves the Demand for Cash-Out by resolution of its board of directors, the Tender Offeror will, in accordance with the procedures prescribed in the relevant laws and regulations, acquire all the Target Company Shares owned by the Shareholders Subject to Cash-Out on the acquisition date determined for the Demand for Cash-Out, without the need to obtain individual approval from the Shareholders Subject to Cash-Out. The Tender Offeror intends to deliver to the Shareholders Subject to Cash-Out, as the per-share value of the Target Company Shares that they owned, the same amount of money as the Tender Offer Price for each Target Company Share. According to the Target Company, if it is notified by the Tender Offeror of the matters under each item of Article 179-2, paragraph (1) of the Companies Act in connection with the Tender Offeror’s intention to make a Demand for Cash-Out, the Target Company intends to approve the Demand for Cash-Out by the Tender Offeror at its board of directors meeting.

According to the provisions of the Companies Act that aim to protect the rights of minority shareholders to which the Demand for Cash-Out relates, the Shareholders Subject to Cash-Out may file a petition with a court to determine the sales price of their Target Company Shares in accordance with Article 179-8 of the Companies Act and other relevant laws and regulations. If the petition mentioned above is filed, the sales price of Target Company Shares will be finally determined by the court.

On the other hand, after the successful completion of the Tender Offer, if the total number of voting rights owned by the Tender Offeror in the Target Company is less than 90% of the number of voting rights of all shareholders of the Target Company, the Tender Offeror intends to request, promptly after the completion of settlement for the Tender Offer, that the Target Company hold an extraordinary shareholders meeting (the “Extraordinary Shareholders Meeting”) that includes the following proposals in its agenda: (i) a proposal to consolidate the Target Company Shares pursuant to Article 180 of the Companies Act (the “Share Consolidation”); and (ii) a proposal to partially amend the Articles of Incorporation, including abolishing the unit share clause, on condition that the Share Consolidation becomes effective (the date of the Extraordinary Shareholders Meeting has not been determined at this point; the meeting will be held around January or February 2024). The Tender Offeror intends to agree to each of those proposals at the Extraordinary Shareholders Meeting. If the proposal for the Share Consolidation is approved at the Extraordinary Shareholders Meeting, the Target Company’s shareholders will own the number of Target Company Shares reflecting the share consolidation ratio that was approved at the Extraordinary Shareholders Meeting, on the day when the Share Consolidation takes effect. If fractions less than one share are included in the number of shares as a result of the Share Consolidation, then pursuant to the procedures provided in Article 235 of the Companies Act and other relevant laws and regulations, the amount of money obtained by the sale of the Target Company Shares corresponding to the total of such fractions (any fraction of less than one share in the total number shall be rounded off; hereinafter the same shall apply) to the Target Company or the Tender Offeror will be delivered to each shareholder of the Target Company (excluding the Tender Offeror) having such fractional Target Company Shares. The Tender Offeror intends to request that the Target Company (a) calculate the sales price of the Target Company Shares corresponding to the total of such fractions so that the amount of money to be delivered, as a result of the sale, to each shareholder of the Target Company (excluding the Tender Offeror and the Target Company) who did not tender Target Company Shares in the Tender Offer equals the Tender Offer Price multiplied by the number of Target Company Shares owned by each such shareholder, and (b) file a petition with a court to permit such voluntary sale. The Share Consolidation ratio has not been determined as of today; however, it will be determined in such a way that the number of Target Company Shares owned by the Target Company’s shareholders (excluding the Tender Offeror and the Target Company) who did not tender Target Company Shares in the Tender Offer will be a fraction of less than one share and the Tender Offeror will solely own all the Target Company Shares (excluding, however, the Target Company Shares owned by the Tender Offeror and the treasury shares owned by the Target Company).

According to the provisions of the Companies Act that aim to protect the rights of minority shareholders to which the Share Consolidation relates, if fractions less than one share are included in the number of shares as a result of the Share Consolidation, the Target Company’s shareholders (excluding the Tender Offeror and the Target Company) will be entitled, in accordance with Articles 182-4 and 182-5 of the Companies Act and other relevant laws and regulations, to (a) demand that the Target Company purchase, at a fair price, all of the fractions of less than one share from among shares of common stock that they hold and (b) file a petition with a court to determine the sales price for their Target Company Shares. As stated above, in the Share Consolidation, the number of Target Company Shares owned by the Target Company’s shareholders (excluding the Tender Offeror and the Target Company) who did not tender Target Company Shares in the Tender Offer will be a fraction of less than one share. Thus, the Target Company’s shareholders (excluding the Tender Offeror and the Target Company) who dissent from the Share Consolidation will be able to file a petition to determine the sales price. If the petition mentioned above is filed, the purchase price will be finally determined by the court.

With respect to the procedures of the Demand for Cash-Out and the Share Consolidation (as defined below) mentioned above, it may take time to implement those procedures; and those procedures may be replaced by other methods having almost the same effect as those procedures, depending on various factors such as the state of amendments, enforcement, the authorities’ interpretations of the relevant laws and regulations. However, in that case, a method is scheduled to be adopted where monies will be ultimately delivered to each shareholder of the Target Company (excluding the Tender Offeror and the Target Company) who did not tender Target Company Shares in the Tender Offer. It is also planned that the amount of money to be delivered to each shareholder under such method will be calculated so that it is equal to the Tender Offer Price multiplied by the number of Target Company Shares owned by each such shareholder. The Tender Offeror will discuss the specific procedures, time of implementation of those procedures, and other matters concerning the above with the Target Company and will promptly announce those matters as soon as they are determined.

We note that the Tender Offer does not solicit the Target Company’s shareholders to agree to proposals at the Extraordinary Shareholders Meeting. Each shareholder of the Target Company should confirm with a tax accountant or other specialist, at its own responsibility, how tendering in the Tender Offer or participating in the procedures described above are treated under relevant tax laws.

(5)	Likelihood of delisting and reasons therefor

As of today, the Target Company Shares are listed on the TSE Standard Market. However, since the Tender Offeror has not set a maximum limit on the number of shares to be purchased in the Tender Offer, the Target Company Shares may be delisted through prescribed procedures in accordance with the delisting criteria of the TSE, depending on the results of the Tender Offer. Additionally, even if the delisting criteria are not met upon the successful completion of the Tender Offer, and if the Procedures to Make the Target Company a Wholly-Owned Subsidiary are conducted as stated in “(4) Policies regarding reorganization, among others, after the Tender Offer (matters regarding the so-called two-stage purchase)” above after the successful completion of the Tender Offer, the Target Company Shares will be delisted through the prescribed procedures in accordance with the delisting criteria of the TSE. After delisting, the Target Company Shares will no longer be traded on the TSE Standard Market.

(6)	Matters concerning important agreements relating to the Tender Offer

(I)	Framework Agreement

As stated in “(1) Overview of the Tender Offer” above, the Tender Offeror has executed the Framework Agreement with Motherson and the Target Company as of July 4, 2023, in connection with the implementation of the Transaction and the conditions thereof, including the matters set forth below.

Also, as stated in “(1) Overview of the Tender Offer” above, the Tender Offeror reached an agreement with the Motherson Group and the Target Company as of October 4, 2023 to change a portion of the Framework Agreement and to make the Structural Change to the YIM Share Transfer.

(i)	Tender Offer conducted by the Tender Offeror

It has been agreed that (a) Motherson will obtain, as soon as possible, permits, licenses, or the like from the respective countries’ relevant authorities, including notifications or approvals for business combination to or by the respective countries’ competition authorities, and permits, licenses related to foreign investment restrictions from the respective countries’ relevant authorities restricting foreign investment, and the Tender Offeror and the Target Company will provide cooperation, (b) Motherson will cooperate with the Tender Offeror for the commencement of the Tender Offer, (c) subject to the satisfaction (or a waiver by the Tender Offeror) of the Condition Precedent, the Tender Offeror will acquire all the Target Company Shares (excluding, however, the Target Company Shares owned by the Tender Offeror and the treasury shares owned by the Target Company) and commence the Tender Offer with the purpose of making the Target Company a wholly-owned subsidiary of the Tender Offeror, and (d) the Target Company will resolve at the meetings of the board of directors held on July 4, 2023 and on the date on which the commencement of the Tender Offer is determined, that it will express its opinion in support of the Tender Offer and recommend to the Target Company’s shareholders to tender in the Tender Offer, and will maintain the resolution and will not withdraw the resolution until the end of the Tender Offer Period unless such conducts are reasonably deemed to violate the duty of due care of a prudent manager owed by the Target Company’s directors.

(ii)	Procedures to Make the Target Company a Wholly-Owned Subsidiary

It has been agreed that if the Tender Offer is successfully completed, and the Tender Offeror fails to acquire all of the Target Company Shares (excluding, however, the Target Company Shares owned by the Tender Offeror and the treasury shares owned by the Target Company), the Tender Offeror will promptly implement the measures reasonably required for the Procedures to Make the Target Company a Wholly-Owned Subsidiary.

(iii)	Acquisition of Goshi Giken Shares, and the Accompanying Transactions

It has been agreed that the Tender Offeror will (a) acquire from the Target Company all shares of Goshi Giken owned by the Target Company, subject to the condition precedent that the Tender Offer in (i) above, and the Procedures to Make the Target Company a Wholly-Owned Subsidiary in (ii) above are completed, and (b) subject to the same condition precedent, transfer to the Target Company all shares of YBI owned by the Tender Offeror Group.

Also, the Tender Offeror reached an agreement as of October 4, 2023 to change a portion of the Framework Agreement, and to make the Structural Change to the YIM Share Transfer, subject to the conditions precedent that the YBI Share Transfer be completed, to transfer to Motherson International all of YIM shares owned by the Target Company (voting rights ratio: 88.2%) and by ASH (voting rights ratio: 11.8%).

(iv)	Target Company Share Transfer by the Tender Offeror to Motherson

The Tender Offeror has agreed to transfer to Motherson, subject to the condition precedent that the Accompanying Transactions are completed, the number of the Target Company Shares existing after the Accompanying Transactions, representing 81.0% of the Target Company’s voting rights, for approximately 19 billion Japanese yen in the aggregate.

(v)	Other

The respective parties have agreed on representations and warranties (Note 1), and other general terms (contract termination events (Note 2), confidentiality, publication, no assignment of contractual status, expenses, notices, severability, amendment of contract, counterparts, entire agreement, governing law and jurisdiction, and good-faith consultation).

(Note 1)

In the Framework Agreement, the Tender Offeror has made representations and warranties for the following: (a) its valid incorporation and existence; (b) possession of the capacity required to execute and perform the Framework Agreement; (c) completion of the procedures required to execute and perform the Framework Agreement, and no contravention of any laws, regulations, or the like; (d) no insolvency or other similar proceedings; (e) no transactions with, or involvement in or by, antisocial forces; (f) holding of the Target Company Shares; and (g) matters related to due diligence.

Additionally, Motherson has made representations and warranties for the following: (a) its valid incorporation and existence; (b) possession of the capacity required to execute and perform the Framework Agreement; (c) completion of the procedures required to execute and perform the Framework Agreement, and no contravention of any laws, regulations, or the like; (d) no insolvency or other similar proceedings; (e) no transactions with, or involvement in or by, antisocial forces; and (f) implementation of the Transaction not in contravention with the relevant authorities’ decisions in material respects.

Further, the Target Company has made representations and warranties for the following: (a) its valid incorporation and existence; (b) possession of the capacity required to execute and perform the Framework Agreement; (c) completion of the procedures required to execute and perform the Framework Agreement, and no contravention of any laws, regulations, or the like; (d) no insolvency or other similar proceedings; (e) no transactions with, or involvement in or by, antisocial forces; (f) matters related to the Target Company Shares; (g) no unpublished insider information; (h) matters related to due diligence; and (i) basic matters of Goshi Giken, such as the valid incorporation and existence.

(Note 2)

The Framework Agreement provides the following as contract termination events: (a) the parties agree to terminate the Framework Agreement; (b) a party notifies the other parties of a certain matter before the Determination Date ((i) commencement of insolvency or other similar proceedings, (ii) material breach of an obligation under the Framework Agreement, which breach fails to be cured within 30 days after notice concerning the breach, or (iii) any representation or warranty of any party not being true or correct); (c) the Tender Offer is not commenced by June 30, 2024 and a party notifies the other parties of cancellation of the Framework Agreement; and (d) the Tender Offer is not completed due to the total number of Tendered Shares falling below the minimum number of shares to be purchased or the parties agreeing to withdraw the Tender Offer.

(II)	Shareholders Agreement

As stated in “(1) Overview of the Tender Offer” above, the Tender Offeror has executed the Shareholders Agreement providing for the terms below with Motherson as of July 4, 2023, with respect to the Target Company’s operations and other matters following the completion of the Transaction.

(i)	The Target Company’s operations after the Target Company Share Transfer

It has been agreed, in addition to the Target Company’s business operations following the completion of the Transaction, that (a) the voting rights ratios held by Motherson and the Tender Offeror in the Target Company will be 81.0% and 19.0%, respectively, and (b) the Tender Offeror is entitled to nominate one of the Target Company’s directors.

(ii)	Other

The respective parties have agreed on representations, warranties, and other general terms (contract termination events, confidentiality, publication, no assignment of contractual status, expenses, notices, severability, amendment of contract, counterparts, entire agreement, governing law and jurisdiction, and good-faith consultation).

(7)	Target Company Share Transfer to Motherson

As stated in “Structure of the Transaction” of “(1) Overview of the Tender Offer” above, subject to the conditions precedent the Tender Offer, the Procedures to Make the Target Company a Wholly-Owned Subsidiary, and the Accompanying Transactions being completed, the Tender Offeror will implement the Target Company Share Transfer to transfer to Motherson the number of the Target Company Shares representing 81.0% of the Target Company’s voting rights owned by the Tender Offeror.

An overview of Motherson is as follows:

(I)	Status of Motherson

(i)	Company history

Date	Description
May 2014	For the purpose of splitting a company engaging in automotive interior business, the Visteon group incorporated Blossom HoldCo B.V., a private limited liability company pursuant to the laws of the Netherlands, with its head office located at Prins Bernhardplein 200, 1097 JB Amsterdam, the Netherlands, with the amount of the stated capital being 200,000 U.S. dollars.

October 2014	The Cerberus group acquired Blossom HoldCo B.V..

November 2014	Blossom HoldCo B.V. changed its name to Reydel Automotive B.V., the location of the head office to Oude Utrechtseweg 32, 3743KN Baarn, the Netherlands, and the amount of the stated capital to 250,000 U.S. dollars.

February 2015	Reydel Automotive B.V. changed the nominal value of its shares from 1 U.S. dollar to 0.01 euro, and decreased the amount of the stated capital to 2,500 euro.

August 2018	Reydel Automotive B.V. became a member of the Motherson Group and changed its name to Samvardhana Motherson Reydel Companies.

September 2018	Samvardhana Motherson Reydel Companies changed its name to SMRC Automotive Holdings Netherlands B.V., and the location of the head office to Strawinskylaan 3127, Atrium Building 8th Floor, 1077 ZX Amsterdam, the Netherlands.

December 2018	SMRC Automotive Holdings Netherlands B.V. changed its fiscal year to start from April 1 and end on March 31, such change being applied from the next fiscal year.

November 2020	SMRC Automotive Holdings Netherlands B.V. changed the location of its head office to Hoogoorddreef 15, 1101 BA Amsterdam, the Netherlands.

February 2022	SMRC Automotive Holdings Netherlands B.V. implemented an absorption-type merger with SMRC Automotive Holdings B.V., which was its shareholder, by having SMRC Automotive Holdings B.V. be the disappearing company.

September 2023	SMRC Automotive Holdings Netherlands B.V.’s shareholder was changed from Samvardhana Motherson Automotive Systems Group B.V. to SMRC Automotives Techno Minority Holdings B.V.

(ii)	Purpose and nature of business

(a)	Purpose

The purpose is to engage in the following businesses:

(1)	Participate in the capital of, provide capital to, or own or manage other interests in, entities, partnership, or companies other than Motherson;

(2)

provide a guarantee or security jointly and severally or in any other means for obligations of the group companies or other parties, guarantee performance of such obligations, or assume responsibility for such obligations by any other means; and

(3)	engage in any and all matters incidental or related to the achievement of the targets under each of the foregoing items.

(b)	Nature of business

Designing, engineering, manufacturing and sale of automobile-related products to provide to automobile manufacturers

(iii)	Amount of capital, and the total number of issued shares

As of October 4, 2023
Amount of capital (in Euro)	Total number of issued shares
2,500	250,000

(iv)	Major shareholders

			As of October 4, 2023
Name	Address	Number of shares owned	Ratio of shares owned to the total number of issued shares (excluding treasury shares) (%)
SMRC Automotives Techno Minority Holdings B.V. (Note)	Hoogoorddreef 15, 1101 BA Amsterdam	250,000	100.00

Total	—	250,000	100.00

(Note)

According to the Motherson Group, as of July 4, 2023, Samvardhana Motherson Automotive Systems Group B.V. held all voting rights of Motherson; however, as a result of reorganization within the group thereafter, SMRC Automotives Techno Minority Holdings B.V., which is a subsidiary of Samvardhana Motherson Automotive Systems Group B.V., currently holds all voting rights of Motherson.

(v)	Officers’ business career, and the number of shares owned

					As of October 4, 2023
Title	Position	Name	Date of birth	Business career	Number of shares owned
Managing Director	—	Andreas Heuser	March 16, 1966	1995 Joined Woco Group Companies. 2000 Assumed office of an executive officer of Woco Group Companies. 2005 Joined the Motherson Group. 2018 Assumed office of a director of Motherson.	0

Independent Local Resident Managing Director	—	Jacob Meint Buit	August 24, 1948	1974 Joined Loyens & Loeff, a tax and law firm. 2001 Left Loyens & Loeff. 2018 Assumed office of a director of Motherson.	0

Independent Local Resident Managing Director	—	Randolph M. Th. De Cuba	July 29, 1954	1980 Joined PwC as a tax expert. 2018 Assumed office of a director of Motherson.	0

Managing Director	—	Amit Bhakri	August 14, 1976	1997 Joined the Motherson Group. 2018 Assumed office of a director of Motherson.	0

Total					0

(II)	Relationship with the Tender Offeror

Capital Relationship	Not applicable.

Personnel Relationship	Not applicable.

Business Relationship	The Motherson Group supplies to the Tender Offeror wire harnesses (Note 1), side turn signals (Note 2), and interior and exterior plastics and resin parts, mainly in India.

(Note 1)	A wire harness is a set of parts that bundles multiple electric wires used for power supply and signal transmission.

(Note 2)	A side turn signal is a light equipped on the sides of an automobile to signal the direction the automobile will be going.

(III)	Purpose of acquisition of shares

Motherson will acquire Target Company Shares from the Tender Offeror, as the Target Company Share Transfer is expected to create synergies for the Target Company Group as stated in “(I) Background to, the purpose of, and the decision-making process of, the resolution to conduct the Tender Offer” of “(2) Background to, the purpose of, and the decision-making process of, the resolution to conduct the Tender Offer, and the management policy after the Tender Offer” above.

(IV)	Number of the Target Company Shares owned as of today

Motherson does not own any Target Company Shares as of today.

2.	Overview of the purchase

(1)	Overview of the Target Company

(i)	Name	Yachiyo Industry Co., Ltd.

(ii)	Location	Kashiwabara 393, Sayama City, Saitama, Japan

(iii)	Name and Title of Representative	Hiroyuki Kachi, Representative Director and President

(iv)	Description of Business Activities	Development and manufacture of automotive functional parts (sunroofs, fuel tanks), manufacture of plastics and resin products and service parts

(v)	Capital	3,686 million Japanese yen (as of June 30, 2023)

(vi)	Date of Establishment	August 27, 1953
(vii)	Major Shareholders and Ownership Percentage (as of March 31, 2023)	Honda Motor Co., Ltd.	50.4%
		Yoshiko Otake	3.2%
		Sumitomo Mitsui Banking Corporation	1.9%
		Saitama Shatai Co., Ltd.	1.8%
		MUFG Bank, Ltd.	1.5%
		Joji Otake	1.4%
		Takayuki Otake	1.4%
		Mamoru Otake	1.4%
		Osamu Otake	1.3%
		Yachiyo Industry Co., Ltd. Employees’ Shareholding Association	1.0%

(viii)	Relationship between the Tender Offeror and the Target Company

	Capital Relationship	The Tender Offeror directly owns 12,103,950 Target Company Shares (ownership ratio: 50.41%), and together with 27,500 Target Company Shares (ownership ratio: 0.11%) indirectly owned by Honda Logistics, the Tender Offeror’s wholly-owned subsidiary, the Tender Offeror owns 12,131,450 Target Company Shares (ownership ratio: 50.52%) in total.
	Personnel Relationship	As of March 31, 2023, two employees are seconded to the Target Company from the Tender Offeror, whereas three employees are seconded to the Tender Offeror from the Target Company
	Business Relationship	The Tender Offeror purchases auto parts from, and sells raw materials to, the Target Company.
	Status as Related Parties	The Target Company is a consolidated subsidiary of the Tender Offeror and thus is a related party.

(Note)

“(vii) Major Shareholders and Ownership Percentage (as of March 31, 2023)” is described based on the “Major Shareholders” in the Target Company Annual Securities Report for the 70th fiscal year filed by the Target Company on June 20, 2023.

(2)	Schedule, etc.

(I)	Schedule

Date of Decision	October 4, 2023 (Wednesday)

Date of Public Notice for Commencement of Tender Offer

October 5, 2023 (Thursday)

Electronic public notice is issued and the notice to that effect is posted in the Nihon Keizai Shimbun.

(URL of electronic public notice: https://disclosure2.edinet-fsa.go.jp/)

Filing Date of Tender Offer Statement	October 5, 2023 (Thursday)

(II)	Tender offer period originally specified in the tender offer statement

From October 5, 2023 (Thursday) to November 20, 2023 (Monday) (31 business days)

(III)	Possibility of extension upon request by the Target Company

Not applicable.

(3)	Purchase price

1,390 Japanese yen per share of common stock

(4)	Basis for the calculation of the purchase price

(I)	Basis for the calculation

With the aim of ensuring the fairness of the Tender Offer Price, the Tender Offeror asked a financial advisor, Mizuho Securities, to calculate the value of the Target Company Shares as a third-party valuation organization independent of the Tender Offeror, the Target Company, and Goshi Giken, in determining the Tender Offer Price, and obtained the share valuation report (the “Share Valuation Report (Mizuho Securities)”) as of July 3, 2023 and used it as reference. Mizuho Securities is neither a related party of the Tender Offeror, the Target Company, Goshi Giken, or Motherson, nor does it have a material interest in the Tender Offer. In addition, as the Tender Offeror comprehensively took into consideration various factors stated in “(I) Background to, the purpose of, and the decision-making process of, the resolution to conduct the Tender Offer” of “(2) Background to, the purpose of, and the decision-making process of, the resolution to conduct the Tender Offer, and the management policy after the Tender Offer” of “1. Purpose, etc. of the purchase” above and determined the Tender Offer Price through discussions and negotiations with the Target Company and the Ultimate Strategic Partner Candidate, the Tender Offeror has not obtained any opinion regarding the fairness of the Tender Offer Price (i.e., a fairness opinion) from Mizuho Securities.

Mizuho Securities considered the Target Company’s financial condition, and the trends and other factors concerning the market price of the Target Company Shares, and then concluded that it is appropriate to evaluate the value of the Target Company Shares multilaterally; it thus reviewed the calculation method to be adopted in calculating the value of the Target Company Shares from amongst multiple share valuation methods. As a result, Mizuho Securities calculated the value of the Target Company Shares by using the following methods: the market share price analysis; the comparable company analysis; and the DCF Analysis.

The ranges of per-share value of the Target Company Shares calculated by using the above methods are as follows:

Market share price analysis:	1,071 Japanese yen to 1,168 Japanese yen
Comparable company analysis:	995 Japanese yen to 1,539 Japanese yen
DCF Analysis:	1,272 Japanese yen to 1,684 Japanese yen

Under the market share price analysis, where July 3, 2023 was the reference date, the per-share value of the Target Company Shares was calculated to range from 1,071 Japanese yen to 1,168 Japanese yen, based on the following prices of the Target Company Shares on the Standard Market of the TSE: the closing price on the reference date (1,168 Japanese yen); the simple average of the closing price for one month immediately preceding and up to the reference date (1,071 Japanese yen); the simple average of the closing price for three months immediately preceding and up to the reference date (1,104 Japanese yen); and the simple average of the closing price for six months immediately preceding and up to the reference date (1,132 Japanese yen).

Under the comparable company analysis, the value of the Target Company Shares was evaluated through comparison with the market share price and financial indicators indicating profitability of listed companies that engage in businesses comparatively similar to those of the Target Company. Using this methodology, the per-share value of the Target Company Shares was calculated to range from 995 Japanese yen to 1,539 Japanese yen.

Under the DCF Analysis, on the basis of the Business Plan for the fiscal year ending in March 2024 to the fiscal year ending in March 2026 provided by the Target Company, the Target Company’s share value were calculated by discounting the free cash flow that is expected to be generated in the future by the Target Company in and after the fiscal year ending in March 2024 at a certain discount rate to the present value, based on the relevant factors including the financial results up to date, the results of the due diligence on the Target Company by the Tender Offeror conducted from early July to early October 2022 and the results of the additional financial due diligence conducted on the Target Company by the Tender Offeror from the middle of April to the middle of May 2023, and publicly disclosed information. Using this methodology, the per-share value of the Target Company Shares was calculated to range from 1,272 Japanese yen to 1,684 Japanese yen. In the financial prospects used for the DCF Analysis, there are no fiscal years in which significant increases or decreases in profits are expected, or fiscal years in which significant changes in free cash flow are expected.

In the Executive Council meeting held on July 4, 2023, the Tender Offeror ultimately determined that the Tender Offer Price would be 1,390 Japanese yen per share, comprehensively taking into account: (i) the Share Valuation Report (Mizuho Securities); (ii) the results of the due diligence on the Target Company by the Tender Offeror conducted from early July to early October 2022 and the results of the additional financial due diligence conducted on the Target Company by the Tender Offeror from the middle of April to the middle of May 2023; (iii) fluctuations in the market price of the Target Company Shares; (iv) whether the board of directors of the Target Company would support the Tender Offer; and (v) anticipated levels of tendering in the Tender Offer, and based on the results of discussions and negotiations with the Target Company and the Ultimate Strategic Partner Candidate.

The Tender Offeror confirmed that all of the requirements of the Condition Precedent were satisfied (excluding obtaining the US Clearance and the China Clearance, which has been waived by the Tender Offeror). Thus, on October 4, 2023, the Tender Offeror decided to commence the Tender Offer from October 5, 2023. There is no change to the Tender Offer Price of 1,390 Japanese yen.

The Tender Offer Price of 1,390 Japanese yen per share includes the following premiums: 19.01% on the closing price of the Target Company Shares of 1,168 Japanese yen on the Standard Market of the TSE as of July 3, 2023 (which is the business day immediately preceding the date of the announcement of the scheduled commencement of the Tender Offer); 29.79% on the simple average of the closing price of 1,071 Japanese yen for one month immediately preceding and up to the same date; 25.91% on the simple average of the closing price of 1,104 Japanese yen for three months immediately preceding and up to the same date; and 22.79% on the simple average of the closing price of 1,132 Japanese yen for six months immediately preceding and up to the same date.

Also, the Tender Offer Price of 1,390 Japanese yen per share includes a premium of 0.58% on the closing price of the Target Company Shares of 1,382 Japanese yen on the Standard Market of the TSE as of October 3, 2023 (which is the business day immediately preceding the date of the announcement of the commencement of the Tender Offer).

(Note)

When calculating the value of the Target Company Shares, Mizuho Securities relied on information provided to it by the Target Company and generally disclosed information or other materials on the assumption that they are totally accurate and complete, and that there is no fact that may materially affect analysis and calculation of the Tender Offer Price and that is not disclosed to Mizuho Securities, and has not verified the accuracy thereof independently. In addition, with regard to the information on the Target Company’s financial forecast, it is assumed that the forecast has been reasonably prepared based on the best forecast available at the time and decision by the Target Company’s management, and that the Tender Offeror’s management examined the content thereof in detail and acknowledged that it can be used by Mizuho Securities when calculating the value of the Target Company Shares. In addition, Mizuho Securities has not independently evaluated or assessed assets or liabilities (including off-the-book assets or liabilities, and other contingent liabilities) of the Target Company and its affiliates, nor has it requested that a third party organization appraise or assess the same. Calculations by Mizuho Securities reflect the above-stated information up to July 3, 2023.

(II)	Background of the calculation

(Background leading to the determination of the Tender Offer Price)

As stated in “(I) Background to, the purpose of, and the decision-making process of, the resolution to conduct the Tender Offer” of “(2) Background to, the purpose of, and the decision-making process of, the resolution to conduct the Tender Offer, and the management policy after the Tender Offer” of “1. Purpose, etc. of the purchase” above, the Tender Offeror appointed Mizuho Securities in late December 2021 as a financial advisor and third-party valuation organization independent of the Tender Offeror, the Target Company, and Goshi Giken, and Nishimura & Asahi (GKJ) as a legal advisor independent of the Tender Offeror, the Target Company, and Goshi Giken, and started initial consideration and discussions regarding the selection of the Strategic Partner, the transfer of the Target Company Shares to the Strategic Partner, and the method thereof, the purpose of which is realization of further growth of the Target Company in the future.

Thereafter, the Tender Offeror and the Target Company engaged in further consideration through repeated discussions with potential candidates for Strategic Partner, including domestic and foreign business companies (including the Ultimate Strategic Partner Candidate) and sharing the circumstances of respective potential candidates. The potential candidates for Strategic Partner, with whom the Tender Offeror had repeated discussions, included multiple candidates considered and selected by the Target Company. Through discussions with the Target Company, the Tender Offeror sounded out 19 domestic and foreign business companies about their intentions and confirmed that three foreign business companies were interested in the bidding process, and commenced the First-round Bidding Process in and after the middle of March 2022. In the middle of April 2022, the Tender Offeror received from the Ultimate Strategic Partner Candidate the first letter of intent that stated its intention to acquire the Target Company Shares. Thereafter, from late April 2022 to late June 2022, the Tender Offeror considered the content of the first letter of intent that it received from the Ultimate Strategic Partner Candidate; further, it discussed with the Target Company and the Ultimate Strategic Partner Candidate, through interviews and so on conducted on several occasions, various conditions precedent of the Transaction, including the meaning and the purpose of the Transaction.

Accordingly, in early July 2022, based on discussions with the Target Company and the Ultimate Strategic Partner Candidate, the Tender Offeror made the Proposal to the Target Company for implementation of a series of transactions under which the Tender Offeror will acquire all of the Target Company Shares (excluding, however, the Target Company Shares owned by the Tender Offeror and treasury shares owned by the Target Company) through the Tender Offer and the Procedures to Make the Target Company a Wholly-Owned Subsidiary, and make the Target Company a wholly-owned subsidiary of the Tender Offeror, and then the Tender Offeror will acquire all of the Target Company’s shares in Goshi Giken and sell the Target Company Shares to the Ultimate Strategic Partner Candidate. Further, in late July 2022, the Tender Offeror notified the Ultimate Strategic Partner Candidate that it will accept Ultimate Strategic Partner Candidate’s participation in the Second-round Bidding Process.

On the other hand, according to the Target Company, in preparation for the commencement of its initial consideration and discussion with the Tender Offeror, the Target Company appointed Anderson Mori & Tomotsune as a legal advisor independent of the Tender Offeror, the Target Company, and Goshi Giken in the middle of March 2022, and SMBC Nikko Securities as a financial advisor and third-party valuation organization independent of the Tender Offeror, the Target Company, and Goshi Giken in the middle of June 2022, in order to ensure the fairness of the Tender Offer Price and other terms of the Transaction, as well as to prepare for the First-round Bidding Process. Further, upon receipt of the Proposal from the Tender Offeror in early July 2022, the Target Company also established a special committee on August 2, 2022, as an advisory body for its board of directors to consider the Proposal.

Then, the Tender Offeror, with the approval of the Target Company, conducted due diligence on the Target Company and Goshi Giken from early July 2022 to early October 2022. Further, the Ultimate Strategic Partner Candidate, with the approval of the Tender Offeror and the Target Company, also conducted due diligence on the Target Company and held interviews and so on with the Tender Offeror and the Target Company from the middle of August 2022 to late October 2022 in order to make further analysis and consideration regarding acquisition of the Target Company Shares. Further, from the middle of August 2022, the Tender Offeror, the Target Company, and the Ultimate Strategic Partner Candidate repeated discussions regarding, among other matters, the purpose of the Transaction, including the Tender Offer, management structures and policies after the Transaction, and various conditions of the Transaction, with the aim of further enhancing the Target Company’s corporate value. During the course of the discussions, in the middle of October 2022, the Tender Offeror, the Target Company, and the Ultimate Strategic Partner Candidate agreed to adopt the structure shown in “Structure of the Transaction” in “(1) Overview of the Tender Offer” in “1. Purpose, etc. of the purchase” above.

Thereafter, on November 24, 2022, by comprehensively considering factors including (i) the preliminary valuation analysis of the Target Company Shares by Mizuho Securities based on (a) the business plan for the fiscal year ending in March 2023 to the fiscal year ending in March 2025 submitted by the Target Company and (b) the results of the due diligence, (ii) the transition of the market share price of the Target Company Shares, and (iii) the financial situation of the Target Company, and based on the results of discussions between the Tender Offeror and the Ultimate Strategic Partner Candidate, the Tender Offeror provided the Target Company with a written proposal that proposed that the Tender Offer Price be set at 828 Japanese yen (i.e., an amount that includes the following premiums: 3.37% on the closing price of the Target Company Shares of 801 Japanese yen on the Standard Market of the TSE as of November 22, 2022 (the business day immediately preceding the proposal date); 14.05% on the simple average of the closing price of 726 Japanese yen for one month immediately preceding and up to November 22, 2022; 20.35% on the simple average of the closing price of 688 Japanese yen for three months immediately preceding and up to the same date; and 23.77% on the simple average of the closing price of 669 Japanese yen for six months immediately preceding and up to the same date). In response, on December 2, 2022, the Target Company requested in writing that the Tender Offeror propose the Tender Offer Price again, stating that the proposed price was below the sufficient level for the Target Company’s minority shareholders; thus, on December 14 of the same year, the Tender Offeror made a written proposal setting the Tender Offer Price at 1,006 Japanese yen (i.e., an amount that includes the following premiums: 1.82% on the closing price of the Target Company Shares of 988 Japanese yen on the Standard Market of the TSE as of December 13, 2022 (the business day immediately preceding the proposal date); 13.67% on the simple average of the closing price of 885 Japanese yen for one month immediately preceding and up to December 13, 2022; 35.40% on the simple average of the closing price of 743 Japanese yen for three months immediately preceding and up to the same date; and 42.90% on the simple average of the closing price of 704 Japanese yen for six months immediately preceding and up to the same date). Then, on December 16, 2022, the Target Company requested in writing that the Tender Offeror consider setting the Tender Offer Price at 1,645 Japanese yen, stating that the proposed price was still below the sufficient level for the Target Company’s minority shareholders.

As discussions between the Tender Offeror and the Ultimate Strategic Partner Candidate on the terms of the Transaction had reached a standstill and were not progressing, the Tender Offeror decided not to present a next proposal for the Tender Offer Price until there was some progress in the discussions. In early February 2023, the Tender Offeror verbally notified the Target Company of this decision.

Subsequently, around the middle of March 2023, as the discussions between the Tender Offeror and the Ultimate Strategic Partner Candidate on the terms of the Transaction showed some progress, the Tender Offeror conducted additional financial due diligence on the Target Company from the middle of April to the middle of May 2023 with the approval of the Target Company. After the close of the fiscal year ended in March 2023, in late April 2023, the Tender Offeror received the Business Plan from the Target Company. The Ultimate Strategic Partner Candidate also conducted additional financial due diligence on the Target Company from late May 2023 to early June 2023 with the approval of the Tender Offeror and the Target Company.

Thereafter, the Tender Offeror proposed to the Target Company in writing on June 14, 2023 that the Tender Offer Price be set at 1,128 Japanese yen (i.e., an amount that includes the following: a premium of 10.48% on the closing price of the Target Company Shares of 1,021 Japanese yen on the Standard Market of the TSE as of June 13, 2023 (the business day immediately preceding the proposal date); a premium of 9.30% on the simple average of the closing price of 1,032 Japanese yen for one month immediately preceding and up to June 13, 2023; a premium of 2.92% on the simple average of the closing price of 1,096 Japanese yen for three months immediately preceding and up to the same date; and a discount of 1.31% on the simple average of the closing price of 1,143 Japanese yen for six months immediately preceding and up to the same date), taking into account such factors as the results of additional financial due diligence, the Business Plan, the latest trends in the market price of the Target Company Shares, and the status of discussions between the Tender Offeror and the Ultimate Strategic Partner Candidate. In response, on June 16, 2023, the Target Company requested in writing that the Tender Offeror propose the Tender Offer Price again, stating that the proposed price was below the sufficient level for the Target Company’s minority shareholders. On June 21, 2023, the Tender Offeror proposed to the Target Company in writing that the Tender Offer Price be set at 1,328 Japanese yen (i.e., an amount that includes the following premiums: 25.16% on the closing price of the Target Company Shares of 1,061 Japanese yen on the Standard Market of the TSE as of June 20, 2023 (the business day immediately preceding the proposal date); 29.06% on the simple average of the closing price of 1,029 Japanese yen for one month immediately preceding and up to June 20, 2023; 21.06% on the simple average of the closing price of 1,097 Japanese yen for three months immediately preceding and up to the same date; and 16.80% on the simple average of the closing price of 1,137 Japanese yen for six months immediately preceding and up to the same date).

Under such situation, according to the Target Company, it appointed Plutus in the middle of June 2023 as a third-party valuation organization independent of the Tender Offeror, the Target Company, Goshi Giken, and Motherson in addition to SMBC Nikko Securities, in order to properly examine the Tender Offer Price from a more objective viewpoint and from a viewpoint of protecting the interests of minority shareholders, and the special committee approved Plutus as a third-party valuation organization of the Target Company after confirming that there were no issues concerning the independence of Plutus.

The Target Company then requested that the Tender Offeror consider setting the Tender Offer Price at 1,570 Japanese yen, stating that the proposed price was still below a sufficient level for the Target Company’s minority shareholders. Upon the request, however, the Tender Offeror, through further consideration, proposed to the Target Company in writing on June 26, 2023 that the Tender Offer Price remain the same as the last-proposed 1,328 Japanese yen (i.e., an amount that includes the following premiums: 22.06% on the closing price of the Target Company Shares of 1,088 Japanese yen on the Standard Market of the TSE as of June 23, 2023 (the business day immediately preceding the proposal date); 28.31% on the simple average of the closing price of 1,035 Japanese yen for one month immediately preceding and up to June 23, 2023; 20.95% on the simple average of the closing price of 1,098 Japanese yen for three months immediately preceding and up to the same date; and 16.90% on the simple average of the closing price of 1,136 Japanese yen for six months immediately preceding and up to the same date). In response, on June 26, 2023, the Target Company requested again that the Tender Offeror consider setting the Tender Offer Price at 1,570 Japanese yen. Accordingly, on June 27, 2023, the Tender Offeror made a final proposal in writing that the Tender Offer Price be set at 1,390 Japanese yen (i.e., an amount that includes the following premiums: 26.82% on the closing price of the Target Company Shares of 1,096 Japanese yen on the Standard Market of the TSE as of June 26, 2023 (the business day immediately preceding the proposal date); 33.91% on the simple average of the closing price of 1,038 Japanese yen for one month immediately preceding and up to June 26, 2023; 26.59% on the simple average of the closing price of 1,098 Japanese yen for three months immediately preceding and up to the same date; and 22.36% on the simple average of the closing price of 1,136 Japanese yen for six months immediately preceding and up to the same date). Then, the Target Company and the special committee again requested on June 29, 2023 that the Tender Offeror consider setting the Tender Offer Price at 1,399 Japanese yen, with a view to securing the most favorable trading conditions possible for the Target Company’s minority shareholders, although the Tender Offeror’s proposal of 1,390 Japanese yen was an amount that could be appreciated by the Target Company and the special committee unlike the previous offer. However, the Tender Offeror decided that it would not change the final proposal from the latest-presented proposal. Accordingly, the Tender Offeror made a proposal in writing on July 3, 2023 that the Tender Offer Price remain the same as the latest-proposed price of 1,390 Japanese yen (i.e., an amount that includes the following premiums: 19.01% on the closing price of the Target Company Shares of 1,168 Japanese yen on the Standard Market of the TSE as of June 30, 2023 (the business day immediately preceding the proposal date); 31.38% on the simple average of the closing price of 1,058 Japanese yen for one month immediately preceding and up to June 30, 2023; 25.91% on the simple average of the closing price of 1,104 Japanese yen for three months immediately preceding and up to the same date; and 22.90% on the simple average of the closing price of 1,131 Japanese yen for six months immediately preceding and up to the same date). As a result, the Tender Offeror received a response from the Target Company on the same day to the effect that it would accept the final Tender Offer Price of 1,390 Japanese yen, based on the recognition that it was in the final stage where further price increase would be difficult, and (i) considered that the price was obtained as a result of discussions and negotiations in good faith so as not to disadvantage minority shareholders, and (ii) the calculation results of SMBC Nikko Securities and Plutus, the Target Company’s third-party valuation organization, and the calculation results by the discounted cash flow analysis (the “DCF analysis”) of Trustees, the third-party valuation organization of the special committee, (iii) according to the Fairness Opinion from Plutus (as defined in “(b) Share valuation report obtained by the Target Company from Plutus” of “(ii) Share valuation reports obtained by the Target Company from independent third-party valuation organizations” of “(Measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, and measures to ensure the fairness of the Tender Offer)” of “(II) Background of the calculation” of “(4) Basis for the calculation of the purchase price” of “2. Overview of the purchase” below), the Tender Offer Price is considered to be fair to the Target Company’s shareholders from a financial point of view; (iv) the Target Company has taken the measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, as described in “(Measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, and measures to ensure the fairness of the Tender Offer)” of “(II) Background of the calculation” of “(4) Basis for the calculation of the purchase price” of “2. Overview of the purchase” below, and the final Tender Offer Price was determined as a result of objective and consistent discussions between the Tender Offeror and the Target Company, which were at arm’s length.

As a result of consideration, discussion, and negotiation stated above, the Tender Offeror determined at the Executive Council meeting held on July 4, 2023 to implement the Tender Offer, as a part of the Transaction and subject to the satisfaction (or a waiver by the Tender Offeror) of the Condition Precedent, with the Tender Offer Price fixed at 1,390 Japanese yen.

(i)	Name of the third party from whom the Tender Offeror obtained opinions in calculation

The Tender Offeror obtained the Share Valuation Report (Mizuho Securities) as of July 3, 2023 from a financial advisor, Mizuho Securities, as a third-party valuation organization independent of the Tender Offeror, the Target Company, and Goshi Giken, in determining the Tender Offer Price, and used it as reference. Mizuho Securities is neither a related party of the Tender Offeror, the Target Company, Goshi Giken, or Motherson, nor does it have a material interest in the Tender Offer. In addition, as the Tender Offeror comprehensively took into consideration various factors stated in “(I) Background to, the purpose of, and the decision-making process of, the resolution to conduct the Tender Offer” of “(2) Background to, the purpose of, and the decision-making process of, the resolution to conduct the Tender Offer, and the management policy after the Tender Offer” of “1. Purpose, etc. of the purchase” above and determined the Tender Offer Price through discussions and negotiations with the Target Company and the Ultimate Strategic Partner Candidate, the Tender Offeror has not obtained any opinion regarding the fairness of the Tender Offer Price (i.e., a fairness opinion) from Mizuho Securities.

(ii)	Overview of the opinions

As a result of considering the calculation method for the Tender Offer, Mizuho Securities calculated the value of the Target Company Shares using the market share price analysis, the comparable company analysis, and the DCF Analysis. The methods adopted and the ranges of per-share value of the Target Company Shares calculated by using those methods are as follows:

Market share price analysis:	1,071 Japanese yen to 1,168 Japanese yen
Comparable company analysis:	995 Japanese yen to 1,539 Japanese yen
DCF Analysis:	1,272 Japanese yen to 1,684 Japanese yen

(iii)	Background leading to the determination of the Tender Offer Price taking into consideration the opinions

In the Executive Council meeting held on July 4, 2023, the Tender Offeror ultimately determined to implement the Tender Offer, as a part of the Transaction and subject to the satisfaction (or a waiver by the Tender Offeror) of the Condition Precedent, with the Tender Offer Price fixed at 1,390 Japanese yen per share, comprehensively taking into account: (i) the Share Valuation Report (Mizuho Securities); (ii) the results of the due diligence on the Target Company by the Tender Offeror conducted from early July to early October 2022 and the results of the additional financial due diligence conducted on the Target Company by the Tender Offeror from the middle of April to the middle of May 2023; (iii) fluctuations in the market price of the Target Company Shares; (iv) whether the board of directors of the Target Company would support the Tender Offer; and (v) anticipated levels of tendering in the Tender Offer, and based on the results of discussions and negotiations with the Target Company and the Ultimate Strategic Partner Candidate.

(Measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, and measures to ensure the fairness of the Tender Offer)

The Tender Offeror and the Target Company have, respectively, taken the measures below in order to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, as well as to ensure the fairness of the Tender Offer. This is in consideration of the fact that the Tender Offeror holds the Target Company as a consolidated subsidiary as of today, and that the Transaction, including the opinions expressed concerning the Tender Offer, the Procedures to Make the Target Company a Wholly-Owned Subsidiary, and the Acquisition of Goshi Giken Shares, constitutes an important transaction with a controlling shareholder and may give rise to a structural conflict of interest issue in the Target Company examining the Transaction.

As the Tender Offeror owns 12,103,950 Target Company Shares (ownership ratio: 50.41%) as of today, setting the minimum number of shares to be purchased at a number that would satisfy the so-called “majority of the minority” in the Tender Offer will destabilize the successful completion of the Tender Offer and may not be in the interests of general shareholders who seek to tender shares in the Tender Offer. Accordingly, the Tender Offeror has not set the minimum number of shares to be purchased at a number that would satisfy the so-called “majority of the minority” in the Tender Offer. The Tender Offeror and the Target Company, however, believe that the interests of the Target Company’s general shareholders have been sufficiently considered, as they have both taken the measures listed below.

Descriptions regarding the measures below implemented by the Target Company are based on the explanations received from the Target Company.

(i)	Share valuation report obtained by the Tender Offeror from an independent third-party valuation organization

The Tender Offeror asked a financial advisor, Mizuho Securities, to calculate the value of the Target Company Shares as a third-party valuation organization independent of the Tender Offeror, the Target Company, and Goshi Giken, in determining the Tender Offer Price, and obtained the Share Valuation Report (Mizuho Securities) as of July 3, 2023 and used it as reference. Mizuho Securities is neither a related party of the Tender Offeror, the Target Company, Goshi Giken, or Motherson, nor does it have a material interest in the Tender Offer. In addition, as the Tender Offeror comprehensively took into consideration various factors stated in “(I) Background to, the purpose of, and the decision-making process of, the resolution to conduct the Tender Offer” of “(2) Background to, the purpose of, and the decision-making process of, the resolution to conduct the Tender Offer, and the management policy after the Tender Offer” of “1. Purpose, etc. of the purchase” above and determined the Tender Offer Price through discussions and negotiations with the Target Company and the Ultimate Strategic Partner Candidate, the Tender Offeror has not obtained any opinion regarding the fairness of the Tender Offer Price (i.e., a fairness opinion) from Mizuho Securities. For details, please see “(I) Basis for the calculation” above.

(ii)	Share valuation reports obtained by the Target Company from independent third-party valuation organizations

(a)	Share valuation report obtained by the Target Company from SMBC Nikko Securities

According to the Target Company Press Releases, the Target Company has obtained the Share Valuation Report (SMBC Nikko Securities) from SMBC Nikko Securities which is a financial adviser and a third-party valuation organization independent of the Tender Offeror, the Target Company, Goshi Giken, and Motherson, to ensure fairness in the decision-making process on the Tender Offer Price (1,390 Japanese yen) offered from the Tender Offeror. SMBC Nikko Securities does not fall under a related party of the Tender Offeror, the Target Company, Goshi Giken, and Motherson, nor does it have material interests in the Transaction. The special committee approved SMBC Nikko Securities as the Target Company’s third-party valuation organization at the first meeting after it has confirmed that there were no concerns over its independence. The Target Company has not obtained an opinion as to the fairness of the Tender Offer Price (1,390 Japanese yen) (i.e., a fairness opinion) from SMBC Nikko Securities. Although the remuneration to SMBC Nikko Securities includes a contingency fee to be paid on the condition that the Transaction is completed, the Target Company has appointed SMBC Nikko Securities as its financial advisor and third-party valuation organization under the above compensation structure, taking into consideration general business practices in similar transactions.

Note:

In preparing the Share Valuation Report (SMBC Nikko Securities), SMBC Nikko Securities assumed that the underlying materials and information were all accurate and complete, and it did not independently verify their accuracy and completeness nor did it bear any obligation or responsibility to perform such verification. It assumed that the Target Company did not recognize any fact or circumstance that would render the provided information inaccurate or misleading. It also did not independently valuate, appraise, or assess the assets and liabilities of the Target Company and its affiliates, nor did it request a third-party organization to perform such valuation, appraisal, or assessment. The calculation results may significantly vary in the event that any problem is found in the accuracy and completeness of the materials and information. SMBC Nikko Securities also assumed that there were no undisclosed litigations, disputes, environmental, tax, or other claims and liabilities, other contingent liabilities or unrecorded liabilities in connection with the Target Company and its affiliates, as well as other facts that may have a material impact on the Share Valuation Report (SMBC Nikko Securities). It is assumed that the Business Plan and other materials that SMBC Nikko Securities used in the Share Valuation Report (SMBC Nikko Securities) were prepared by the Target Company based on its best estimate and judgment as of the relevant calculation date in accordance with reasonable and appropriate procedures. In cases where SMBC Nikko Securities performed an analysis in the Share Valuation Report (SMBC Nikko Securities) with the provided assumptions based on the provided materials and information, SMBC Nikko Securities assumed that the provided materials, information, and assumptions were accurate and reasonable. SMBC Nikko Securities did not independently verify the accuracy, validity, and feasibility of these assumptions and did not bear any obligation or responsibility to perform such verification. The calculation results of SMBC Nikko Securities were provided to the Target Company based on the request from the Target Company for the sole purpose of providing its board of directors with reference information in examining the Tender Offer Price. The calculation results do not represent SMBC Nikko Securities’ opinion as to the fairness of the Tender Offer Price.

SMBC Nikko Securities considered calculation methods to be adopted for valuation of the Target Company Shares among several calculation methods, and based on the belief that it is appropriate to evaluate the value of the Target Company Shares multilaterally, it adopted the following methods as the calculation methods and calculated the value of the Target Company Shares: the market share price analysis as the Target Company Shares are listed on the TSE Standard Market; the comparable listed company analysis as there are several listed companies which are comparable to the Target Company and it is possible to derive the value of the Target Company Shares by comparing to the values of shares in similar companies; and the DCF Analysis to reflect the status of the Target Company’s future business activities in the calculation. The Target Company obtained the Share Valuation Report (SMBC Nikko Securities) from SMBC Nikko Securities on July 3, 2023. In the Share Valuation Report (SMBC Nikko Securities), the ranges of per-share value of the Target Company Shares calculated by using the above methods are as follows:

Market share price analysis:	1,071 Japanese yen to 1,132 Japanese yen
Comparable listed company analysis:	1,188 Japanese yen to 1,426 Japanese yen
DCF Analysis:	1,375 Japanese yen to 2,316 Japanese yen

Under the market share price analysis, where July 3, 2023 was the reference date, the per-share value of the Target Company Shares was calculated to range from 1,071 Japanese yen to 1,132 Japanese yen, based on the following prices of the Target Company Shares on the TSE Standard Market: the simple average of the closing prices for the most recent one month before the reference date (1,071 Japanese yen); the simple average of the closing prices for the most recent three months before the reference date (1,104 Japanese yen); and the simple average of the closing prices for the most recent six months before the reference date (1,132 Japanese yen).

Under the comparable listed company analysis, G-TEKT CORPORATION, Yutaka Giken Company Limited. and F.C.C. Co., Ltd. were selected as listed companies that engage in business comparatively similar to that of the Target Company, and the value of the Target Company Shares was calculated using a EBITDA multiples to enterprise value. Then, the per-share value of the Target Company Shares was calculated to range from 1,188 Japanese yen to 1,426 Japanese yen.

Under the DCF Analysis, the enterprise value of the Target Company and the value of the Target Company Shares were calculated by discounting the free cash flow that is expected to be generated by the Target Company in and after the fiscal year ending in March 2024 at a certain discount rate to the present value, based on the Business Plan prepared by the Target Company and on the assumption of the relevant factors such as the revenue forecast and investment plans included in the Business Plan for three fiscal years from the fiscal year ending in March 2024 to the fiscal year ending in March 2026 as well as publicly disclosed information. Using this methodology, the per-share value of the Target Company Shares was calculated to range from 1,375 Japanese yen to 2,316 Japanese yen. The discount rate of 8.00% - 9.77% was adopted. In addition, the perpetuity growth rate analysis and the multiples approach were adopted to calculate the terminal value, and the per-share value of the Target Company Shares were calculated using the perpetuity growth rate of -0.25% - 0.25% and EBITDA multiples of 1.4 – 1.7. The financial forecast which was used as a basis for the DCF Analysis is as follows. The financial forecast is based on the Business Plan prepared by the Target Company, and while the financial forecast does not contain fiscal years in which significant increases or decreases in profits are expected, it contains fiscal years in which significant fluctuation in free cash flow is expected. Specifically, in the fiscal year ending in March 2024, significant decreases in free cash flow are expected due to investment in research and development and investment in production automation. Furthermore, in the fiscal year ending in March 2025, significant increases in free cash flow are expected because amount of investments will decrease while investment in research and development and investment in production automation will be continued. Additionally, the financial forecast does not reflect synergy effects expected from the acquisition by the Tender Offeror of shares in Goshi Giken and the execution of the Transaction due to the difficulty in concretely estimating their impact on the revenue at the time of the calculation and for the purpose of calculating the Target Company Share value on a stand-alone basis.

	(Unit: Millions of Japanese yen)
	Ending in March 2024	Ending in March 2025	Ending in March 2026
Sales	174,031	175,993	174,359
Operating profit	8,921	9,324	8,972
EBITDA	17,417	17,777	17,270
Free cash flow	3,368	5,852	7,130

(b)	Share valuation report obtained by the Target Company from Plutus

(aa)	Name of the valuation organization and its relationship with the Target Company and the Tender Offeror

According to the Target Company Press Releases, the Target Company has obtained the Share Valuation Report (Plutus) from Plutus which is a third-party valuation organization independent of the Tender Offeror, the Target Company, Goshi Giken, and Motherson, to ensure fairness in the decision-making process on the Tender Offer Price (1,390 Japanese yen) offered from the Tender Offeror. Plutus does not fall under a related party of the Tender Offeror, the Target Company, Goshi Giken, and Motherson, nor does it have material interests in the Transaction. The special committee approved Plutus as the Target Company’s third-party valuation organization at the 17th meeting after it has confirmed that there were no concerns over its independence. The Target Company has obtained an opinion from Plutus as to the fairness of the Tender Offer Price (1,390 Japanese yen) (i.e., a fairness opinion) (the “Fairness Opinion”). The remuneration to Plutus does not include contingency fees to be paid on such condition as the Transaction is completed.

(bb)	Overview of the calculation for the Target Company Shares

Plutus considered calculation methods to be adopted for valuation of the Target Company Shares among several calculation methods, on the assumption that the Target Company is a going concern, and based on the belief that it is appropriate to evaluate the value of the Target Company Shares multilaterally, it adopted the following methods as the calculation methods and calculated the value of the Target Company Shares: the market share price analysis as the Target Company Shares are listed on the TSE Standard Market; and the DCF Analysis to reflect the status of the Target Company’s future business activities in the calculation. The Target Company obtained the Share Valuation Report (Plutus) from Plutus on July 3, 2023. In the Share Valuation Report (Plutus), the ranges of per-share value of the Target Company Shares calculated by using the above methods are as follows:

Market share price analysis:	1,071 Japanese yen to 1,168 Japanese yen
DCF Analysis:	1,318 Japanese yen to 1,811 Japanese yen

Under the market share price analysis, where July 3, 2023, was the reference date, the per-share value of the Target Company Shares was calculated to range from 1,071 Japanese yen to 1,168 Japanese yen, based on the following prices of the Target Company Shares on the TSE Standard Market: the closing price on the reference date (1,168 Japanese yen); the simple average of the closing prices for the most recent one month before the reference date (1,071 Japanese yen); the simple average of the closing prices for the most recent three months before the reference date (1,104 Japanese yen); and the simple average of the closing prices for the most recent six months before the reference date (1,132 Japanese yen).

Under the DCF Analysis, the enterprise value of the Target Company and the value of the Target Company Shares were calculated by discounting the free cash flow that is expected to be generated by the Target Company in and after the fiscal year ending in March 2024 at a certain discount rate to the present value, based on the Business Plan prepared by the Target Company, the revenue forecast and investment plans included in the business plan for three fiscal years from the fiscal year ending in March 2024 to the fiscal year ending in March 2026, and the per-share value of the Target Company Shares was calculated to range from 1,318 Japanese yen to 1,811 Japanese yen. The discount rate is 13.0% to 21.6% based on various factors, including publicly available information, such as changes in the Target Company Share price. Such a discount rate is on the assumption that that the special circumstances of the Target Company that the Tender Offeror’s target of all new car sales being EV (electric vehicles) or FCV (fuel cell vehicles) by 2040, a rapid paradigm shift that is expected to have a significant impact on automotive parts suppliers, including the Target Company, and the pressure to develop products that can become a new source of revenue in line with the paradigm shift, the majority of the Target Company’s sales revenue comes from the sales to the Tender Offeror Group and that the Target Company relies on its business in China for the majority of the Target Company’s profits, have been properly evaluated through the stock market, while also taking into account the large amount of cash and cash equivalents held by the Target Company, which is close to its market capitalization. The value of the free cash flow expected to be generated from the fiscal year ending in March 2027 onwards has been calculated as a going concern, using the perpetual growth method and a perpetual growth rate of 0% as the calculation method. The financial forecast which was used as a basis for the DCF Analysis is as follows. The financial forecast is based on the Business Plan prepared by the Target Company and does not include any financial years in which a significant increase or decrease in profit is expected, but do include financial years in which a significant change in free cash flow is expected. Specifically, a significant decrease in free cash flow is expected in the fiscal year ending in March 2024, as a result of investments in research and development and production automation. In the fiscal year ending in March 2025, free cash flow is expected to increase significantly due to a decrease in the amount of investment, although investment in research and development and production automation will continue. The synergies expected to be realized from the execution of the Transaction have not been taken into account in the business plan, as it is difficult to make a specific estimate at the time of the calculation, except for the effect of reduced listing maintenance costs. As stated in “(iv) Independent special committee established, and a written report obtained, by the Target Company” below, the special committee has confirmed the content of the business plan, the reasonableness of the material assumptions and the process of preparation etc.

	(Unit: Millions of Japanese yen)
	Ending in March 2024	Ending in March 2025	Ending in March 2026
Sales	174,031	175,933	174,359
Operating profit	8,921	9,324	8,972
EBITDA	18,017	17,862	17,355
Free cash flow	4,275	6,541	7,093

(cc)	Overview of the Fairness Opinion

On July 3 2023, the Target Company received the Fairness Opinion from Plutus stating that Plutus considers the Offer Price of 1,390 Japanese yen to be fair to the Target Company’s minority shareholders from a financial point of view. Plutus expresses its opinion that the Tender Offer Price of 1,390 Japanese yen is fair to the minority shareholders of the Target Company from a financial point of view in light of the results of the calculation of the value of the Target Company Shares based on the business plan and other factors.

The Fairness Opinion is based on the results of the valuation of the Target Company Shares conducted by Plutus after receiving disclosure from the Target Company of the current status of the Target Company Group’s business and its business prospects, as well as explanations regarding these matters, and also includes an overview of the Tender Offer, questions and answers with the Target Company regarding the background and purpose of the Tender Offer, a review of the Target Company Group’s business environment, economic, market and financial conditions to the extent deemed necessary by Plutus and a review procedure by a review board independent of the engagement team in Plutus.

Note:

In preparing and submitting this Fairness Opinion and calculating the share value on which it is based, Plutus has relied on the information and basic data provided by or discussed with the Target Company and publicly available materials on the assumption that they are accurate and complete and that there are no facts that could materially affect the analysis and calculation of the share value of the Target Company Shares that are not disclosed to Plutus. Plutus has not conducted any independent investigation or verification of such information and is not obliged to do so.

It is assumed that the business outlook and other materials used by Plutus as the basis for the Fairness Opinion have been reasonably prepared by the Target Company’s management based on their best estimates and judgments at the time, and Plutus does not guarantee their feasibility and expresses no opinion on the analyses or forecasts on which they were based or on the assumptions on which they were prepared.

Plutus has not undertaken any independent evaluation or appraisal of the assets and liabilities (including off-balance sheet assets and liabilities and other contingent liabilities) of the Target Company and its affiliates, including analysis and valuation of individual assets and liabilities, and has not been provided with any valuation or appraisal report in respect thereof. Plutus has also not made any assessment of the creditworthiness of the Target Company or any of its affiliates under any applicable laws or regulations relating to bankruptcy, insolvency or similar matters.

Plutus is not a professional legal, accounting or tax firm and has not undertaken, nor is it obliged to undertake, any independent analysis or review of the existence or otherwise of any legal, accounting or tax issues relating to the Tender Offer.

The Fairness Opinion has been prepared for the purpose of the Target Company’s consideration of the fairness of the Tender Offer Price. As such, the Fairness Opinion does not refer to the business strategic position of the Transaction in comparison with feasible alternatives available to the Target Company or the benefits that may result from the implementation of the Transaction, and does not express an opinion as to whether the Transaction should be implemented by the Tender Offeror.

The Fairness Opinion expresses an opinion as of the date of the Fairness Opinion on whether the Tender Offer Price is fair to the Target Company’s minority shareholders from a financial point of view, based on the financial and capital markets, economic conditions and other circumstances as of the date of the Fairness Opinion, and based on information available to Plutus as of the date of the Fairness Opinion. The contents of the Fairness Opinion may be affected by subsequent changes in circumstances, but Plutus is under no obligation to revise, amend or supplement the contents of the Fairness Opinion even in such cases. In addition, the Fairness Opinion does not infer or imply any opinion other than those expressly stated in the Fairness Opinion or with respect to any matter after the date of submission of the Fairness Opinion.

The Fairness Opinion merely expresses an opinion that the Tender Offer Price is fair and not disadvantageous to the Target Company’s minority shareholders from a financial point of view, and does not express an opinion or make any recommendation as to whether the Offer should be implemented or what action should be taken in respect of tendering or otherwise in relation to the Tender Offer, and does not express any opinion to the holders of securities issued by the Target Company, creditors or other related parties.

The Fairness Opinion has been provided by Plutus for the purpose of being used as a basis for the board of directors of the Target Company to make a decision on the Offer Price and may not be relied upon by any other party.

(iii)	Advice from an independent law firm to the Target Company

According to the Target Company Press Releases, the Target Company appointed an external legal advisor, Anderson Mori & Tomotsune, to ensure the fairness, objectivity, and rationality in the decision-making process with regard to the Transaction including the Tender Offer, and to obtain necessary legal advice from it concerning the decision-making process and method with regard to the Transaction including the Tender Offer, and other matters to be noted when making decisions on the Tender Offer. Please note that Anderson Mori & Tomotsune is neither a related party of the Tender Offeror, the Target Company, Goshi Giken, or Motherson, nor does it have a material interest in the Transaction. In addition, the special committee approved Anderson Mori & Tomotsune as a legal advisor of the Target Company in the first meeting of the special committee after confirming that there were no problems with the independence of Anderson Mori & Tomotsune. The remuneration to Anderson Mori & Tomotsune does not include contingency fees to be paid on such condition as the Transaction is completed.

(iv)	Independent special committee established, and a written report obtained, by the Target Company

According to the Target Company Press Releases, for the purposes of eliminating arbitrariness in decision-making regarding the expression of the opinion regarding the Tender Offer, the Transaction, including the Procedures to Make the Target Company a Wholly-Owned Subsidiary and the Transfer of Goshi Giken Shares (collectively the “Transactions Subject to Consultation.” The Local Subsidiaries Share Transfers are not included in the Transactions Subject to Consultation.) conducted on the assumption of the Transaction (the Accompanying Transactions, excluding the acquisition of Goshi Giken Shares, are not included in the Transactions that are the subject of the consultation. The same applies hereinafter in this section.), and ensuring the fairness, transparency, and objectivity of the Target Company’s decision-making process, the Target Company established a special committee on July 18, 2022, consisting of three members who have no material interest in the Tender Offeror, the Target Company, Goshi Giken, or Motherson, namely, Mr. Yasuhiro Fujii who is an outside director of the Target Company, Mr. Takuya Matsumoto who is an outside company auditor of the Target Company, and Mr. Shigeru Matsuda (certified public accountant, Matsuda Certified Public Accountant Office) who is an outside expert having a great knowledge of M&A transactions.

When adopting a resolution concerning the establishment of the special committee at a meeting of the board of directors of the Target Company, the board of directors of the Target Company resolved that it will respect judgements made by the special committee to the maximum extent and if the special committee judges that the terms of the Transactions Subject to Consultation are not appropriate, the board of directors of the Target Company will not agree to the Tender Offer, and the special committee may appoint the special committee’s own advisors such as financial advisors and legal advisors at the expense of the Target Company.

The Target Company consulted the special committee: (a) whether the purpose of the Transactions Subject to Consultation are deemed to be reasonable (including whether the Transactions Subject to Consultation will contribute to enhancement of corporate value of the Target Company; (b) whether the fairness and appropriateness of the terms of the Transactions Subject to Consultation (including the purchase price in the Tender Offer) are ensured; (c) whether due consideration is given to the interests of the Target Company’s minority shareholders in the Transactions Subject to Consultation through fair procedures; (d) considering the issues in (a) to (c) above, whether it can be considered that the Transactions Subject to Consultation are not disadvantageous to the Target Company’s minority shareholders; and (e) whether the board of directors of the Target Company should pass a resolution expressing its opinion in support of the Tender Offer and recommending that the shareholders of the Target Company tender their shares in the Tender Offer (collectively, the “Consulted Issues”) after the establishment of the special committee, only the Transfer of Goshi Giken Shares has also been added to the Consulted Issues.

The special committee met a total of 26 times for approximately 29 hours from August 9, 2022 to July 3, 2023 to discuss and consider the Consulted Issues. Specifically, on August 24, 2022, after examining the independence, expertise and performance of a number of candidates for a legal advisor as well as for a financial advisor and a third-party valuation organization, the special committee appointed Nakamura, Tsunoda & Matsumoto as its own legal advisor independent of the Tender Offeror, the Target Company, and Goshi Giken, and on the same day, appointed Trustees as its own financial advisor and third-party valuation organization independent of the Tender Offeror, the Target Company, and Goshi Giken. The special committee confirmed that Nakamura, Tsunoda & Matsumoto and Trustees are not related parties of the Tender Offeror, the Target Company, Goshi Giken, or Motherson, and do not have any material interest in the expression of the opinion regarding the Tender Offer, the Transaction, including the Procedures to Make the Target Company a Wholly-Owned Subsidiary and the Transfer of Goshi Giken Shares, and that there are no other problems with their independence in the Transaction.

In addition, the special committee approved the appointment of SMBC Nikko Securities which is a financial advisor and a third-party valuation organization of the Target Company, Plutus which is a third-party valuation organization of the Target Company, and Anderson Mori & Tomotsune which is a legal advisor of the Target Company, after confirming that there are no problems with their independence and expertise.

Furthermore, as stated in “(vii) Approval of all directors of the Target Company with no interest in the Transactions Subject to Consultation, and no objection from all company auditors of the Target Company with no interest in the Transactions Subject to Consultation” below, the special committee approved the internal system established by the Target Company to consider the Transactions Subject to Consultation, (including the scope of the officers of the Target Company who are involved in the consideration, negotiation, and judgment related to the Transactions Subject to Consultation) after confirming that there were no issues from the standpoints of its independence and fairness.

Subsequently, the special committee: (a) was briefed by the Tender Offeror on the details of the proposal of the Transaction except for the Local Subsidiaries Share Transfers, the purpose of the Transaction except for the Local Subsidiaries Share Transfers, and the expected synergies from the Transaction except for the Local Subsidiaries Share Transfers, and conducted a question-and-answer process with respect to these matters; (b) was briefed by the directors of the Target Company on the background of the proposal of the Transaction except for the Local Subsidiaries Share Transfers, the purpose of the Transaction except for the Local Subsidiaries Share Transfers, the Target Company’s view on the details of the Tender Offeror’s proposal, the impact of the Transaction on the corporate value of the Target Company, and the process of preparation of the Business Plan of the Target Company and the details thereof, and conducted a question-and-answer process with respect to these matters (Please note that the special committee confirmed the details, important assumptions, and process of preparation of the Business Plan prepared by the Target Company after a question-and-answer process with the Target Company, and approved the Business Plan, taking into account advice from Trustees given from a financial viewpoint.); (c) was briefed by SMBC Nikko Securities, Plutus, and Trustees on the results of the valuation of the Target Company Shares and briefed by SMBC Nikko Securities and Trustees on the scheme of the Transaction, respectively, and conducted a question-and-answer process with respect to these matters; (d) obtained advice from Anderson Mori & Tomotsune and Nakamura, Tsunoda & Matsumoto on the details of the measures to ensure the fairness of the procedures of the Transactions Subject to Consultation, the method and process of decision-making by the board of directors of the Target Company concerning the Transactions Subject to Consultation, and other measures to avoid conflicts of interest, and conducted a question-and-answer process with respect to these matters; and (e) collected information on the Transactions Subject to Consultation through the materials and documents related to the Transaction except for the Local Subsidiaries Share Transfers submitted to the special committee. The special committee carefully discussed and considered the Consulted Issues, taking into account such information. The special committee was informed by the Target Company on a timely basis of the progress, details, etc. of the discussions and negotiations between the Tender Offeror and the Target Company regarding the Transactions Subject to Consultation, and was involved in the Target Company’s negotiations with the Tender Offeror by having several discussions with the Target Company concerning the policy of negotiations and other related matters and giving its opinions to the Target Company until the Target Company received the final proposal from the Tender Offeror regarding the Tender Offer Price.

As stated above, the special committee carefully discussed and considered the Consulted Issues, and by a unanimous resolution of all of its members, submitted the July 3, 2023 Written Report on the Consulted Issues to the board of directors of the Target Company on July 3, 2023, which contains substantially the following:

(a)	Details of the Written Report

(aa)

The Transactions Subject to Consultation will contribute to the enhancement of corporate value of the Target Company and the purpose of the Transactions Subject to Consultation is deemed to be reasonable.

(bb)

(i) The fairness and appropriateness of the terms of the Transactions Subject to Consultation (including the purchase price in the Tender Offer etc.) are ensured, and (ii) due consideration is given to the interests of the Target Company’s minority shareholders in the Transactions Subject to Consultation, through fair procedures. The Transaction Subject to the Consultation is not disadvantageous to the Target Company’s minority shareholders.

(cc)

It is reasonable for the board of directors of the Target Company expresses its opinion in support of the Tender Offer and recommends that the shareholders of the Target Company tender their shares in the Tender Offer.

(b)	Reasons for the Written Report

(aa)	It is deemed that the Transactions Subject to Consultation are justified as they contribute to enhancement of corporate value of the Target Company for the following reasons:

•	The Target Company’s recognition of the Target Company’s current situation and important issues is considered reasonable without any contradiction or seemingly contradiction to objective facts.

•

Taking measures that contribute to issues relating to the Target Company’s future business development (including, but not limited to, M&A) may be considered to contribute to enhancement of corporate value of the Target Company (in general terms, although it is necessary to individually take into account the risks associated with the measures and the disadvantages associated with the measures).

•

Regarding the Target Company Share Transfer by the Tender Offeror to Motherson as part of the Transactions Subject to Consultation, the Target Company has determined that the Motherson Group is one of the most appropriate partners. In addition, the Target Company’s recognition and explanation that it will be able to enhance its corporate value by enhancing the Target Company Group (excluding Goshi Giken Group)’s competitiveness by expanding sales channels of sunroofs to automakers other than the Tender Offeror Group and improving the lineup of plastics and resin parts in the short term, and commercializing plastics and resin module products by utilizing sustainable material technologies in the medium to long term through the Transaction are not particularly unreasonable.

•

Since the Target Company and the Tender Offeror are already closely related, it is possible that the enhancement in the corporate value equivalent to or greater than that expected by the Transaction may be expected without entering into the Transaction. However, from the viewpoint of enhancing the corporate value, the Transaction is considered to be an advantageous transaction compared to other possible means.

•

All of the disadvantages of the Transaction can be dealt with, and it is confirmed that there are no significant disadvantages and the business relationship with the Tender Offeror, which is the principal customer, is not expected to change significantly after the execution of the Transaction. Therefore, the Transaction can be considered to contribute to enhancement of corporate value of the Target Company.

•

There is no discrepancy between the recognition of the Tender Offeror and the recognition of the Target Company of the synergies of the Transaction, and it is deemed that the explanation by Motherson on the synergies of the Transaction is consistent with the response by the Target Company on the synergies and the explanation by the Tender Offeror on it.

•	As described above, it is recognized that the Transaction contributes to resolve any of the issues that are identified by the Target Company as future challenges.

•	The reasons given for the implementation of the Transaction cannot be considered unreasonable, considering not only the Tender Offeror but also the trends of the automobile industry as a whole.

•

Factors expected to generate synergies after the Transaction have also been explained with certain specificity. There are no contradictions or major differences in recognition between explanation of the Target Company and explanation of the Tender Offeror and Motherson.

•	It is recognized that the implementation of the Transaction is superior to the implementation of other methods as a means to realize the purpose of the Transaction.

•

It is acknowledged that the Transactions Subject to Consultation which will be conducted on the assumption of the Transaction will contribute to enhancement of corporate value of the Target Company, and there are no significant disadvantages of the Transactions Subject to Consultation. It should be noted that there are no inconsistencies with regard to the means of making the Target Company a wholly-owned subsidiary as part of the Transactions Subject to Consultation.

(bb)	It is deemed that the interests of the Target Company’s general shareholders have been adequately considered in the Transactions Subject to Consultation through fair procedures:

•

The special committee consists of one independent outside director, one independent outside company auditor of the Target Company, and one independent expert, and in light of the establishment and operation of the special committee, it is considered that the special committee is functioning effectively as a measure to ensure fairness.

•

It is expected that four persons (Mr. Hiroyuki Kachi, Mr. Kiyonori Mishima, Mr. Fujio Iida, and Mr. Yasuhiro Fujii, a member of the special committee), excluding Mr. Yukimitsu Shiga, a former employee of the Tender Offeror (transferred to the Target Company in June 2021) and a representative director of Goshi Giken, will deliberate and pass resolutions regarding the Tender Offer at the Target Company. Among the directors of the Target Company, Mr. Hiroyuki Kachi, president and representative director, is a former employee of the Tender Offeror (transferred to the Target Company in April 2022) and a director of Goshi Giken, but in light of the advice of Nakamura, Tsunoda & Matsumoto, the original legal advisor of the special committee, it is considered that there is no problem from the perspective of independence and fairness in Mr. Kachi’s participation in the consideration of the Transactions Subject to Consultation and negotiations with the Tender Offeror. In addition, although there is a fact that Mr. Yukimitsu Shiga participated in the resolution of the board of directors regarding the renewal of the Target Company’s business plan, which was confirmed by the special committee, it is not considered to be a circumstance that raises questions about the fairness of the decision-making process at the Target Company. Therefore, there is nothing in the Target Company’s decision-making process that raises questions about its fairness.

•	The board of directors receives independent professional advice from Anderson Mori & Tomotsune as its legal advisor for decision-making.

•

The board of directors has obtained the Share Valuation Report (SMBC Nikko Securities) and the Share Valuation Report (Plutus), respectively, from SMBC Nikko Securities and Plutus, the financial advisors to the Target Company, which are independent third-party valuation organizations, and the Fairness Opinion from Plutus. In the Share Valuation Report (SMBC Nikko Securities) and the Share Valuation Report (Plutus), multiple calculation methods were used to ensure that no arbitrary prices were calculated. In addition, there is no evidence of arbitrary actions by the Tender Offeror’s officers and employees in the preparation of the Target Company’s business plan, which is the premise for these calculations, and there are no circumstances that raise doubts about the fairness of the calculations.

•

The special committee has appointed Trustees as its independent financial advisor and third-party valuation organization in connection with its consideration of the Transactions Subject to Consultation and has also obtained the Share Valuation Report (Trustees) from Trustees as a reference regarding the Target Company Shares value. The special committee has also confirmed the independence of the Trustees.

•

The Tender Offeror believes that the optimal allocation of the Target Company’s management resources and the coordination and collaboration with strategic partner of third parties other than the Tender Offeror Group are necessary for the sustainable and rapid growth of the Target Company. As a result, the Tender Offeror has conducted the bidding process in which it repeatedly discusses with potential candidates for strategic partners, including domestic and foreign business companies, including the Motherson Group, and sought proposals for the sale process of the Target Company Shares. Therefore, the opportunity to actively investigate and consider whether there is a potential acquirer in the market, even if indirectly, is considered to be secured.

•

The Tender Offer Period is to be set at 30 business days, and it is recognized that setting a relatively long Tender Offer Period will secure opportunities for others to purchase the Target Company Shares while ensuring appropriate opportunities to make decisions regarding the application for the Tender Offer.

•

The Tender Offeror and the Target Company have not reached any agreement the content of which is to restrict a counter-offeror from having contact with the Target Company, such as an agreement that includes a clause for protecting transactions, and so-called indirect market checks are conducted.

•

It is recognized that many measures to ensure fairness other than the establishment of “majority of the minority” conditions have been adopted in the implementation of the Tender Offer, and it is not recognized that the fact that “majority of the minority” approach has not been adopted in the implementation of the Tender Offer does not impede the fairness of the terms of the Transactions Subject to Consultation.

•

It is recommended that general shareholders be provided with important decision-making materials that contribute to their judgment on the appropriateness of the terms of the Transaction, etc. Information that is expected to be fully disclosed in the M&A guidelines includes (1) information regarding the special committee and (2) information regarding the share valuation report and (3) other information (implementation process and negotiation process leading to M&A), which are described in the Target Company Press Releases.

•

In the Transactions Subject to Consultation, the Procedures to Make the Target Company a Wholly-Owned Subsidiary will be executed under a scheme that uses either a Demand for Cash-Out or a reverse stock split. In the Target Company Press Releases, it is disclosed that the Procedures to Make the Target Company a Wholly-Owned Subsidiary will be implemented promptly after the completion of the Tender Offer, regardless of whether it is implemented by way of a Demand for Cash-Out or a reverse stock split, and that the amount of money to be paid to minority shareholders in the Procedures to Make the Target Company a Wholly-Owned Subsidiary will be the same as the Tender Offer Price.

•

In terms of (i) ensuring that the process of forming the terms and conditions of the Transactions Subject to Consultation can be regarded as an arm’s length transaction and (ii) ensuring that general shareholders have an opportunity to make an appropriate decision based on sufficient information, the Transactions Subject to Consultation has adopted measure to ensure fairness that are sufficient for the Transaction, and these measures to ensure fairness have been effectively implemented in practice.

(cc)

For the following reasons, the special committee is of the opinion that the terms and conditions of the Tender Offer Price are reasonable from the perspective of the Target Company’s minority shareholders:

•

In a series of negotiations on the Tender Offer Price, detailed explanations were provided by SMBC Nikko Securities and the Target Company to the special committee, and the special committee was proactively involved in the negotiations by providing its opinions on the negotiations at each such explanation.

•

The Target Company reached the final agreement after conducting price negotiations several times, referring to the valuations calculated by SMBC Nikko Securities and Plutus, and taking into consideration the deliberations of the special committee and other factors. The final Tender Offer Price (1,390 Japanese yen) was considerably higher than the Tender Offeror’s initial offer price (828 Japanese yen), and it is recognized that the Target Company had a course of negotiations aimed at making the Transactions Subject to Consultation as favorable as possible for general shareholders.

•

With respect to the Business Plan, from either the viewpoint of the formulation process or the method of formulation, there is no evidence of arbitrary pressure intervening by the Tender Offeror, and it is deemed to be reasonable.

•

The valuation method used by Trustees, SMBC Nikko Securities and Plutus in the Transactions Subject to Consultation is a corporate valuation method that assumes the Target Company to be a going concern, and does not adopt the cost approach, which evaluates value based on net assets. Although the valuation methods used by the valuation organizations differ, one of the market share price analysis, the DCF Analysis, or the comparable company analysis (comparable listed company analysis) was used. The combination of these valuation methods can be evaluated as reasonable and in line with standard approaches to corporate valuation. As far as the special committee has confirmed the contents of the Share Valuation Report (SMBC Nikko Securities), the Share Valuation Report (Plutus), and the Share Valuation Report (Trustees) as the special committee considered necessary, there was no arbitrary numerical manipulation or unreasonable basis for calculation that should be pointed out.

•

No arbitrary circumstances that would be disadvantageous to minority shareholders were found in the process of the appointment of Plutus as an additional third-party valuation organization of the Target Company. In addition, there is no problem from the viewpoint of the interests of minority shareholders in having more materials available for reference when considering the fairness and appropriateness of the Tender Offer Price, and there is nothing unreasonable in the fact that Plutus was selected as the Target Company’s third-party valuation organization or in the process of its selection.

•

The Tender Offer Price of 1,390 Japanese yen per share (i) exceeds the maximum per share value of the Target Company’s common stock as calculated by the market share price analysis, (ii) falls short of the range of per share values as calculated by Trustees by the comparable company analysis, but within the range of per-share value of the Target Company Shares calculated by SMBC Nikko Securities by the comparable listed company method, and (iii) stay within the range of per share values as calculated by the DCF Analysis (the “DCF Analysis results”), then the special committee believes that the Tender Offer Price reaches a level that is not disadvantageous to minority shareholders in terms of comparison with the value of the Target Company’s stock calculated by Trustees, SMBC Nikko Securities and Plutus. With respect to the fact that the Tender Offer Price is lower than the lower limit of the calculation result by the comparable company analysis of Trustees, (i) Trustees has advised the special committee from a professional standpoint to consider that the calculation result by the comparable company analysis differs significantly from the result by the market share price analysis and it can be seen that special factors specific to the Target Company are largely taken into account in the evaluation of stock market, compared with other similar companies (the comparable company analysis originally has an aspect that it is difficult to reflect the actual values and risks specific to the target company, and such aspect has been manifested in the Transactions Subject to Consultation), the calculation result by the comparable company analysis cannot be said to appropriately reflect the theoretical stock price of the Target Company, and therefore, the value of the Target Company’s stock should be examined by the DCF Analysis which more accurately reflects the situation specific to the Target Company; and (ii) in fact, the lower limit of calculation result by the comparable company analysis of Trustees was more than twice the closing price of the Target Company Shares on July 3, 2023 and from a comparison with premium level of the same type of transaction, it is considered that the price is not appropriate unless premium of 100% or more is added to the market price. Therefore, the special committee determined that the validity of the Tender Offer Price would not be lost if the Tender Offer Price falls below the lower limit of calculation result by the comparable company analysis of Trustees.

•

It is also recognized that the Target Company has obtained the written opinion from Plutus, dated July 3, 2023 (the Fairness Opinion), to the effect that Plutus consider the Tender Offer Price to be fair, from a financial point of view, to the Target Company’s general shareholders and that such fact supports the fairness of the Tender Offer Price.

•

The price of the Acquisition of Goshi Giken Shares is within the range of the per-share value of Goshi Giken Shares calculated by Trustees, SMBC Nikko Securities and Plutus using the DCF Analysis, and the special committee believes that the price of the Acquisition of Goshi Giken Shares reached a level that is not disadvantageous to minority shareholders.

•

Although the premium level of the Tender Offer Price is less than the average premium level of similar deals, it is considered to be a reasonable premium level, taking into account factors such as: (1) in three out of seven deals announced since the beginning of 2023, for example, the premium for the price of the target company shares on the date immediately preceding the announcement of the scheduled commencement of the tender offer was below 30%; and (2) the trend in the Nikkei Stock Average and other indexes has been rising significantly since the beginning of 2023.

•

As described above, the special committee believes that the Tender Offer Price can be considered to reflect the value of the Target Company Shares to a considerable extent and the share transfer price of the transfer of Goshi Giken Shares can be considered to reflect the value of Goshi Giken Shares to a considerable extent and that both of the prices are not at a level that would negate the appropriateness of the prices. Although the Tender Offer Price of 1,390 Japanese yen per share is close to the lower limit of the DCF Analysis calculation results obtained from Trustees, SMBC Nikko Securities, and Plutus respectively, the Tender Offer Price is not considered to be an unreasonable price based on the above factors and the fact that the agreement in the Transactions Subject to Consultation is presumed to have been determined based on objective and consistent discussions between the Target Company and the Tender Offeror on an arm’s length basis.

•

The Transactions Subject to Consultation’s scheme of making the Target Company a wholly owned subsidiary and giving the Target Company’s minority shareholders an opportunity to recover their investment is appropriate among the various means of transforming the Target Company’s business portfolio.

•

Although it may appear as if the Tender Offeror will receive a resale profit by purchasing the Target Company at a low price and selling it at a high price if the valuation of the Target Company in the Tender Offer and the Procedures to Make the Target Company a Wholly-Owned Subsidiary is different from the valuation of the Target Company in the Target Company Share Transfer from the Tender Offeror to Motherson, there is a low risk that the profits to be received by the Target Company’s minority shareholders will not be passed on to the Tender Offer and the Procedures to Make the Target Company a Wholly-Owned Subsidiary, as a result that the Target Company Share Transfer from the Tender Offeror to Motherson is included in the Transaction.

(dd)

As described above, there is no problem with either (bb) or (cc) above. Therefore, (i) the fairness and appropriateness of the terms and conditions of the Transactions Subject to Consultation (including the Tender Offer Price in the Tender Offer) have been ensured; and (ii) in the Transactions Subject to Consultation, sufficient consideration has been given to the interests of the minority shareholders of the Target Company through fair procedures. As stated in above (aa), given that the Transactions Subject to Consultation will contribute to the enhancement of the Target Company’s corporate value and that the purpose of the Transaction is reasonable, the Transactions Subject to Consultation is not considered to be disadvantageous to the Target Company’s minority shareholders. It is also reasonable for the Target Company’s board of directors to express its opinion in favor of the Tender Offer and to recommend that the Target Company Shareholders tender their shares in the Tender Offer. However, it is expected that a reasonable period of time will be required from the announcement of the Tender Offer to the commencement of the Tender Offer, and it is possible that separate consideration may be required if the market share price exceeds the Tender Offer Price or other changes occur during the period before the commencement of the Tender Offer.

On September 15, 2023, the Target Company received the following notice from the Tender Offeror: (1) the Tender Offeror received a notice regarding the Competition Law-related Clearances from Motherson that Motherson (i) obtained the Brazil Clearance on September 4, 2023, (ii) expects to obtain the China Clearance in September 2023, and (iii) expects to obtain the US Clearance on October 11, 2023 when the statutory waiting period lapses, and (2) the Tender Offeror (i) determined that all the Competition Law-related Clearances would be obtained during the Tender Offer Period at the latest, (ii) would therefore waive, among the requirements of the Condition Precedent, obtaining any of the Competition Law-related Clearances that may remain unobtained when commencing the Tender Offer, and (iii) wished to commence the Tender Offer from October 5, 2023, subject to the satisfaction of other requirements of the Condition Precedent (or a waiver by the Tender Offeror). In light of the foregoing, on September 25, 2023, the Target Company requested that the special committee of the Target Company deliberate over whether there is any change in the opinion expressed by the special committee to the board of directors of the Target Company as of July 3, 2023, and state its opinion to the board of directors of the Target Company to that effect if there is no change, and a changed opinion if there is any change. Then, on September 26, 2023, the Target Company received the following notice from the Tender Offeror: (1) the Tender Offeror received a notice from Motherson that Motherson still expects to obtain the US Clearance on October 11, 2023, and that it expects to obtain the China Clearance in the middle of October 2023, although the prospective time to obtain the same has been deferred due to additional questions from China’s competition authority; and (2) the Tender Offeror (i) determined that the US Clearance and the China Clearance would be obtained during the Tender Offer Period, (ii) would therefore waive, among the requirements of the Condition Precedent, obtaining the US Clearance and the China Clearance, and (iii) wished to commence the Tender Offer from October 5, 2023, subject to the satisfaction of other requirements of the Condition Precedent (or a waiver by the Tender Offeror).

In the 27th and the 28th meetings of the special committee held on September 25, 2023 and October 3, 2023, respectively, the special committee confirmed matters such as whether any material change that may affect the Transactions Subject to Consultation has occurred to the Target Company on or after July 3, 2023. As a result of considering the Consulted Issues, it confirmed that there were no circumstances based on which it should change the details of the July 3, 2023 Written Report. Thus, on October 4, 2023, the special committee submitted to the board of directors of the Target Company the October 4, 2023 Written Report, which is to the effect that there is no change to the opinion described above.

(v)	Share valuation report obtained by the special committee from an independent third-party valuation organization

According to the Target Company Press Releases, the special committee asked Trustees to calculate the value of the Target Company Shares as a financial advisor and third-party valuation organization independent of the Tender Offeror, the Target Company, Goshi Giken, and Motherson, in considering the Consulted Issues, and obtained a share valuation report (the “Share Valuation Report (Trustees)”) as of July 3, 2023. Trustees is neither a related party of the Tender Offeror, the Target Company, Goshi Giken, or Motherson, nor does it have a material interest in the Transaction. In addition, the Target Company has not obtained any opinion regarding the fairness of the Tender Offer Price (1,390 Japanese yen) (i.e., a fairness opinion) from Trustees.

Trustees considered calculation methods for the Tender Offer, and as a result of such consideration and based on the belief that it is appropriate to evaluate the Target Company Shares multilaterally under the assumption that the Target Company is a going concern, Trustees adopted the following methods as the calculation methods and calculated the value of the Target Company Shares: the market share price analysis as the Target Company Shares are listed on the TSE Standard Market; the comparable company analysis as there are several listed companies which are comparable to the Target Company and it is possible to derive the value of the Target Company Shares by comparing to the values of shares in similar companies; and the DCF Analysis to reflect the status of the Target Company’s future business activities in the calculation.

According to Trustees, the ranges of per-share value of the Target Company Shares calculated by using the above methods are as follows:

Market share price analysis:	1,071 Japanese yen to 1,168 Japanese yen
Comparable company analysis:	2,438 Japanese yen to 3,072 Japanese yen
DCF Analysis:	1,332 Japanese yen to 1,779 Japanese yen

Under the market share price analysis, where July 3, 2023 was the reference date, the per-share value of the Target Company Shares was calculated to range from 1,071 Japanese yen to 1,168 Japanese yen, based on the following prices of the Target Company Shares on the TSE Standard Market: the closing price on the reference date (1,168 Japanese yen); the simple average of the closing prices for the most recent one month (1,071 Japanese yen); the simple average of the closing prices for the most recent three months (1,104 Japanese yen); and the simple average of the closing prices for the most recent six months (1,132 Japanese yen).

Under the comparable company analysis, the sum of the parts analysis (the “SOTP Analysis”) was performed, and the value of the Target Company was analyzed by: (i) dividing into two segments, i.e., the Target Company Group (excluding the Goshi Giken Group) which engages in the automobile business that is the major business of the Target Company and the Goshi Giken Group which engages mainly in the motorcycle business; (ii) analyzing the values of shares in these groups, respectively, and (iii) obtaining the sum of these values. Yutaka Giken Company Limited., TS TECH Co., Ltd., Musashi Seimitsu Industry Co., Ltd., G-TEKT CORPORATION, and H-ONE CO., LTD. were selected as comparable listed companies that engage in business comparatively similar to those of the Target Company Group (excluding the Goshi Giken Group), and the above comparable listed companies were selected as comparable listed companies that engage in business comparatively similar to those of the Goshi Giken Group, and the value of the Target Company Shares was calculated by using the multiple of EBITDA (Trustees) to enterprise value (EV / EBITDA multiple). The per-share value of the Target Company Shares was calculated to range from 2,438 Japanese yen to 3,072 Japanese yen.

Finally, under the DCF Analysis, the SOTP Analysis was also performed. The corporate value of the Target Company and the value of the Target Company Shares were calculated by discounting the free cash flow that is expected to be generated by each group in and after the fiscal year ending in March 2024 at a certain discount rate to the present value, based on the relevant factors such as the financial forecast included in the Business Plan prepared by the Target Company for three fiscal years from the fiscal year ending in March 2024 to the fiscal year ending in March 2026 as well as publicly disclosed information. Using this methodology, the per-share value of the Target Company Shares was calculated to range from 1,332 Japanese yen to 1,779 Japanese yen. The weighted average cost of capital was adopted as the discount rate, which was 10.69% - 12.69% for the Target Company Group (excluding the Goshi Giken Group), or 12.05% - 14.05% for the Goshi Giken Group. In addition, the perpetuity growth rate analysis was adopted to calculate the terminal value and the perpetuity growth rate used for both of the Target Company Group (excluding the Goshi Giken Group) and the Goshi Giken Group was -0.5% - 0.5%.

The financial forecast based on the Business Plan prepared by the Target Company which was used by Trustees as a basis for the DCF Analysis is as follows. In the financial forecast, fiscal years in which significant increases or decreases in profits are expected are not included, but fiscal years in which significant changes in free cash flow are expected are included. Specifically, in the fiscal year ending in March 2024 of the Target Company Group (excluding the Goshi Giken Group), a significant increase in free cash flow is expected due to a decrease in working capital as an improvement in working capital cycle to sales is expected. Furthermore, in the fiscal year ending in March 2025, a significant decrease in free cash flow is expected as, among others, the same level of the working capital cycle to sales is expected to be maintained. In addition, in the fiscal year ending in March 2024 of the Goshi Giken Group, a significant decrease in free cash flow is expected mainly due to the acquisition of new land and the postponement of part of capital investment expected to be made in the fiscal year ended in March 2023 to the fiscal year ending in March 2024. In the fiscal year ending in March 2025, a significant increase in free cash flow is expected mainly due to the normalization of capital investment. Synergy effects expected to be realized as a result of execution of the Transaction are not considered in the financial forecast as it is difficult to specifically estimate them at the time of the calculation.

	(Unit: Millions of Japanese yen)
Target Company Group (excluding the Goshi Giken Group)	Ending in March 2024	Ending in March 2025	Ending in March 2026
Sales	104,700	109,000	107,430
Operating profit	5,793	6,158	5,802
EBITDA	12,078	12,349	11,892
Free cash flow	8,711	5,893	6,608

Goshi Giken Group	Ending in March 2024	Ending in March 2025	Ending in March 2026
Sales	69,331	66,933	66,929
Operating profit	3,728	3,166	3,171
EBITDA	5,938	5,429	5,378
Free cash flow	832	2,356	2,144

(Note)

In preparing the Share Valuation Report (Trustees), Trustees used, in principle, information provided to it by the Target Company and generally disclosed information or other materials, as they were and on the assumption that they are totally accurate and complete, and has not verified the accuracy and completeness thereof independently. In addition, Trustees has not independently evaluated or assessed assets or liabilities (including off-the-book assets or liabilities, and other contingent liabilities) of the Target Company, nor has it requested that a third party organization appraise or assess the same. Furthermore, with regard to the information on the Target Company’s financial forecast, it is assumed that the forecast has been reasonably prepared based on the best forecast available at the time and decision by the Target Company’s management. With regard to the Business Plan of the Target Company used as a basis for the calculation, Trustees conducted a question-and-answer process several times with the Target Company, and analyzed and examined the details of the Business Plan. The special committee has also confirmed that the details and process of preparation of the Business Plan are not unreasonable in light of the interests of general shareholders of the Target Company. Calculations by Trustees reflect the above-stated information up to July 3, 2023.

(vi)	Advice from an independent law firm to the special committee

According to the Target Company Press Releases, the special committee appointed Nakamura, Tsunoda & Matsumoto as a legal advisor independent of the Tender Offeror, the Target Company, and Goshi Giken, and obtains its legal advice, including advice on measures to be taken to confirm the fairness, objectivity, and rationality of the procedures in the Transaction, various procedures of the Transaction, as well as the method and process of decision-making of the Target Company concerning the Transaction.

Please note that Nakamura, Tsunoda & Matsumoto is neither a related party of the Tender Offeror, the Target Company, Goshi Giken, or Motherson, nor does it have a material interest in the expression of the opinion regarding the Tender Offer, the Transaction, including the Procedures to Make the Target Company a Wholly-Owned Subsidiary and the Transfer of Goshi Giken Shares.

(vii)

Approval of all directors of the Target Company with no interest in the Transactions Subject to Consultation, and no objection from all company auditors of the Target Company with no interest in the Transactions Subject to Consultation

According to the Target Company Press Releases, the board of directors of the Target Company carefully discussed and considered the terms of the Transaction, taking into account the details of the Share Valuation Report (SMBC Nikko Securities) and the Share Valuation Report (Plutus) and legal advice obtained from Anderson Mori & Tomotsune and with the utmost respect for the details of the July 3, 2023 Written Report obtained from the special committee.

As a result, as stated in “(II) Decision-making process and reasons leading to the Target Company’s support to the Tender Offer” of (2) Background to, the purpose of, and the decision-making process of, the resolution to conduct the Tender Offer, and the management policy after the Tender Offer” of “1. Purpose, etc. of the purchase” above, the Target Company believes that the Tender Offer Price is appropriate and has determined that the Tender Offer will provide the shareholders of the Target Company with a reasonable opportunity to sell their shares. Accordingly, at the meeting of the board of directors held on July 4, 2023, the board of directors has expressed its opinion supporting the Tender Offer, and it has resolved that, as the opinion of the Target Company as of the same date, if the Tender Offer is commenced, the Target Company will express its opinion in support of the Tender Offer and recommend the shareholders of the Target Company to tender their shares in the Tender Offer.

On September 15, 2023, the Target Company received a notice from the Tender Offeror that the Tender Offeror (i) determined that all the Competition Law-related Clearances would be obtained during the Tender Offer Period at the latest, and based on such determination, that it (ii) would therefore waive, among the requirements of the Condition Precedent, obtaining any of the Competition Law-related Clearances that may remain unobtained when commencing the Tender Offer, and (iii) wished to commence the Tender Offer from October 5, 2023, subject to the satisfaction of other requirements of the Condition Precedent (or a waiver by the Tender Offeror). Thereafter, on October 4, 2023, the Target Company obtained from the special committee the October 4, 2023 Written Report, which stated that there is no change to the special committee’s opinion that the Transactions Subject to Consultation are not disadvantageous to minority shareholders of the Target Company.

In light of the details of the October 4, 2023 Written Report as well as the Target Company’s financial results and changes in market environment on or after the meeting of the board of directors of the Target Company held on July 4, 2023 and other factors, the Target Company carefully discussed and considered the details of various conditions of the Tender Offer again. As a result, the Target Company concluded that, even as of October 4, 2023, conducting the Transaction would contribute to the enhancement of the Target Company’s corporate value, and that the significance of the purpose of the Transaction would be enhanced and the need to achieve such purpose would be increased and would never be weakened or decreased by conducting the Transaction, and accordingly, there are no factors which change its decision regarding the Tender Offer as of July 4, 2023. Thus, at the meeting of the board of directors held on October 4, 2023, the Target Company resolved again to express its opinion in support of the Tender Offer and to recommend to the Target Company’s shareholders to tender in the Tender Offer.

At each of the meetings of the board of directors described above, four of the five directors of the Target Company, excluding Mr. Yukimitsu Shiga, has participated in the discussion and resolution, and the above resolution has been unanimously adopted by the directors who has participated in the resolution. As Mr. Yukimitsu Shiga is a former employee of the Tender Offeror (transferred to the Target Company in June 2021) and is the representative director of Goshi Giken, he has not participated in the consideration of the Transaction and the discussions and negotiations with the Tender Offeror as a representative of the Target Company in order to avoid the possibility of a conflict of interest and ensure the fairness of the Transaction. On the other hand, among the directors of the Target Company who have participated in the discussion and resolution at each of the meetings of the board of directors described above, Mr. Hiroyuki Kachi who is the representative director and president of the Target Company is a former employee of the Tender Offeror (transferred to the Target Company in April 2022) and a director of Goshi Giken, but he has participated in the consideration of the Transaction and the discussions and negotiations with the Tender Offeror as a representative of the Target Company since: (a) he has the knowledge and experience that is indispensable and irreplaceable for considering and negotiating the Transaction as the representative director and president of the Target Company from the perspective of enhancing the corporate value of the Target Company; (b) he did not consider the Transaction while he was an employee of the Tender Offeror; (c) he has not concluded any agreement with the Tender Offeror and is not in a relationship under which he is directed by the Tender Offeror; (d) he was transferred to the Target Company and has no possibility to return to the Tender Offeror in the future; and (e) he is not involved in considering and negotiating the Transaction as a representative of Goshi Giken. The internal system of the Target Company to consider the Transaction (including the scope of the officers of the Target Company who are involved in the consideration, negotiation, and judgment related to the Transaction) was established taking into account the advice from Nakamura, Tsunoda & Matsumoto which is an independent law firm of the special committee, and it was approved by the special committee as there were no problems from the standpoint of independence and fairness.

The three company auditors of the Target Company attended each of the meetings of the board of directors described above, and all of the company auditors who attended the meeting stated their opinions that they had no objection to the adoption of the above resolution.

(viii)	Measures to ensure opportunities for other purchasers to purchase

As there will be approximately three months from the announcement of the scheduled commencement of the Tender Offer on July 4, 2023 to the commencement of the Tender Offer, the Tender Offeror believes that opportunities for purchasers other than the Tender Offeror to purchase the Target Company Shares are ensured.

With an intention of ensuring appropriate opportunity for the Target Company shareholders to make decisions on tendering to the Tender Offer, and ensuring an opportunity for parties other than the Tender Offeror to counter-purchase the Target Company Shares so that the appropriateness of the Tender Offer Price will be ensured, the Tender Offeror set the Tender Offer Period at 31 business days, which is longer than the minimum period of 20 business days stipulated under the relevant laws and regulations.

Further, as stated in “(I) Background to, the purpose of, and the decision-making process of, the resolution to conduct the Tender Offer” of “(2) Background to, the purpose of, and the decision-making process of, the resolution to conduct the Tender Offer, and the management policy after the Tender Offer” of “1. Purpose, etc. of the purchase” above, the Tender Offeror and the Target Company repeated discussions with potential candidates for Strategic Partner, including domestic and foreign business companies (including the Ultimate Strategic Partner Candidate). While discussing with the Target Company, from the middle of March 2022, the Tender Offeror has been implementing a bidding process by investigating into whether the candidates have intention to sell the Target Company Shares, and has been implementing an active market check by ensuring opportunities to accept proposals broadly.

Furthermore, the Tender Offeror and the Target Company have not reached any agreement the content of which is to restrict a counter-offeror from having contact with the Target Company, such as an agreement which includes a clause for protecting transactions to prohibit the Target Company from having contact with a counter-offeror. The Tender Offeror and the Target Company give consideration for ensuring fairness of the Tender Offer by ensuring opportunities for a counter-offeror to purchase the Target Company Shares.

(ix)	Measures to ensure opportunities for the Target Company shareholders to properly determine whether to tender Shares in the Tender Offer

As stated in “(4) Policies regarding reorganization, among others, after the Tender Offer (matters regarding the so-called two-stage purchase)” of “1. Purpose, etc. of the purchase” above, (i) the Tender Offeror intends to request, promptly after the completion of settlement for the Tender Offer, in accordance with the number of shares to be acquired by the Tender Offer upon the successful completion of the Tender Offer, that the Target Company (a) propose to make a Demand for Cash-Out for all the Target Company Shares (excluding, however, the Target Company Shares owned by the Tender Offeror and treasury share owned by the Target Company); or (b) hold the Extraordinary Shareholders Meeting that includes the following proposals in its agenda: a proposal to partially amend the Articles of Incorporation, for abolishing the unit share clause, on condition that the Share Consolidation will be implemented and the Share Consolidation becomes effective and will not adopt any method where appraisal rights or the right to demand determination of price will not be ensured for shareholders of the Target Company; and (ii) the Tender Offeror has clarified that, when Demand for Cash-Out is made or the Share Consolidation is implemented, the cash to be delivered as consideration to shareholders of the Target Company will be calculated to be equal to the price obtained by multiplying the Tender Offer Price by the number of the Target Company Shares owned by each such shareholder (excluding the Tender Offeror and the Target Company). Thus, the Tender Offeror ensures an opportunity for shareholders of the Target Company to make appropriate decisions on whether to tender their shares to the Tender Offer, thereby giving consideration not to give rise to oppression.

The Tender Offeror set the Tender Offer Period at 31 business days, while the minimum period stipulated under the relevant laws and regulations is 20 business days. By setting the Tender Offer Period comparatively longer, the Tender Offeror intends to ensure an opportunity for shareholders of the Target Company to carefully consider appropriateness of the Transaction and adequacy of the Tender Offer Price, and make appropriate decision on whether to tender their shares to the Tender Offer, so that the fairness of the Tender Offer Price will be ensured.

(III)	Relationship with the valuation organization

Mizuho Securities, which is the Tender Offeror’s financial advisor and a third-party valuation organization, is neither a related party of the Tender Offeror, the Target Company, Goshi Giken, or Motherson, nor does it have a material interest in the Tender Offer.

(5)	Number of shares to be purchased

Number of Shares to be Purchased	Minimum Number of Shares to be Purchased	Maximum Number of Shares to be Purchased
11,909,304 shares	3,904,850 shares	— shares

(Note 1)

If the total of the Tendered Shares falls short of the minimum number of shares to be purchased (3,904,850 shares), the Tender Offeror will purchase none of the Tendered Shares. If the total of the Tendered Shares is the same as or more than the minimum number of shares to be purchased (3,904,850 shares), purchase of all of the Tendered Shares will be conducted.

(Note 2)

Because the maximum number of shares to be purchased has not been set in the Tender Offer, the “Number of Shares to be Purchased” is the possible maximum number of Target Company Shares (11,909,304 shares) to be obtained by the Tender Offeror through the Tender Offer. This maximum number of shares (11,909,304 shares) is obtained by deducting (a) from (b), wherein (a) is the number of Target Company Shares owned by the Tender Offeror as of today (12,103,950 shares), and (b) is the Base Number of Shares (24,013,254 shares).

(Note 3)

Shares in quantities of less than one unit are also subject to the Tender Offer. If a right to demand the purchase of shares in quantities of less than one unit is exercised by a shareholder pursuant to the Companies Act, the Target Company may purchase those shares during the Tender Offer Period in accordance with the procedures under the laws and regulations.

(Note 4)	The Tender Offeror does not intend to acquire treasury shares owned by the Target Company through the Tender Offer.

(6)	Changes in the ownership ratio of shares as a result of the purchase

Number of voting rights pertaining to shares owned by the Tender Offeror before the purchase	121,039 voting rights	(Ownership ratio of shares before the purchase: 50.41%)

Number of voting rights pertaining to shares owned by specially related parties before the purchase	275 voting rights	(Ownership ratio of shares before the purchase: 0.11%)

Number of voting rights pertaining to shares owned by the Tender Offeror after the purchase	240,132 voting rights	(Ownership ratio of shares after the purchase: 100.00%)

Number of voting rights pertaining to shares owned by specially related parties after the purchase	0	(Ownership ratio of shares after the purchase: 0.00%)

Number of voting rights of all shareholders of the Target Company	240,084 voting rights

(Note 1)

The “number of voting rights pertaining to shares owned by the Tender Offeror before the purchase” is the number of voting rights (121,039 voting rights) pertaining to shares owned by the Tender Offeror as of today (12,103,950 shares).

(Note 2)

The “number of voting rights pertaining to shares owned by specially related parties before the purchase” is the total number of voting rights pertaining to shares owned by each of the specially related parties (excluding, however, those who are excluded from specially related parties pursuant to Article 3, paragraph (2), item (i) of the Cabinet Office Order on Disclosure Required for Tender Offer for Share Certificates by Persons Other Than Issuers (Ministry of Finance Order No. 38 of 1990, as amended; the “Cabinet Office Order”) in the calculation of the ownership ratio of shares under each item of Article 27-2, paragraph (1) of the FIEA). The “number of voting rights pertaining to shares owned by specially related parties after the purchase” is stated as zero, because in the Tender Offer, the shares owned by specially related parties (excluding, however, the treasury shares owned by the Target Company) are also subject to the Tender Offer.

(Note 3)

The “number of voting rights pertaining to shares owned by the Tender Offeror after the purchase” is the number of voting rights (240,132 voting rights) obtained by adding the “number of voting rights pertaining to shares owned by the Tender Offeror before the purchase” (121,039 voting rights) to the number of voting rights (119,093 voting rights) pertaining to shares to be purchased in the Tender Offer (11,909,304 shares).

(Note 4)

The “number of voting rights of all shareholders of the Target Company” is the number of the voting rights of all shareholders as of June 30, 2023, as stated in the Target Company Quarterly Report (one unit of shares is stated to consist of 100 shares). However, since shares in quantities of less than one unit are also subject to the Tender Offer, for the purpose of calculating the “ownership ratio of shares before the purchase” and the “ownership ratio of shares after the purchase,” the number of voting rights (240,132 voting rights) pertaining to the Base Number of Shares (24,013,254 shares) was used as the denominator.

(Note 5)	With regard to the “ownership ratio of shares before the purchase” and the “ownership ratio of shares after the purchase,” any fraction is rounded off to two decimal places.

(7)	Purchase price 16,553,932,560 Japanese yen

(Note)	“Purchase price” is the amount obtained by multiplying the number of shares to be purchased in the Tender Offer (11,909,304 shares) by the Tender Offer Price (1,390 Japanese yen).

(8)	Method of settlement

(I)	Name and location of the head office of the securities corporation, bank or the like that settles the purchase

Mizuho Securities Co., Ltd.	1-5-1, Otemachi, Chiyoda-ku, Tokyo

(II)	Commencement date of settlement

November 28, 2023 (Tuesday)

(III)	Method of settlement

Without delay after the expiration of the Tender Offer Period, the notice of the purchase through the Tender Offer shall be sent by mail to the address of tendering shareholders (“Tendering Shareholders”) (or of their standing proxy in the case of shareholders who are residents of foreign countries (including corporate shareholders; “Foreign Shareholders”)). Purchase shall be made in cash. Subject to the instructions of Tendering Shareholders (or their standing proxy in case of Foreign Shareholders) and without delay on and after the commencement date of settlement, sales price concerning the purchased shares shall be remitted by the tender offer agent to the place designated by the Tendering Shareholders (or their standing proxy in case of Foreign Shareholders), or shall be paid to the Tendering Shareholders’ account held at the tender offer agent that accepted the tender application.

(IV)	Method of returning shares

If the Tender Offeror will not purchase any of the Tendered Shares pursuant to the conditions set forth in “(I) Conditions set forth in each item of Article 27-13, paragraph (4) of the FIEA, and the details thereof” or “(II) Conditions of withdrawal of the Tender Offer, details thereof and method of disclosure of withdrawal” of “(9) Other conditions and method of purchase” below, the tender offer agent shall promptly return the shares required to be returned to the state when such shares were tendered, on and after two business day after the last day of the Tender Offer Period (in case of withdrawal of the Tender Offer, the date on which the withdrawal takes place).

(9)	Other conditions and method of purchase

(I)	Conditions set forth in each item of Article 27-13, paragraph (4) of the FIEA, and the details thereof

If the total of the Tendered Shares falls short of the minimum number of shares to be purchased (3,904,850 shares), the Tender Offeror will purchase none of the Tendered Shares. If the total of the Tendered Shares is the same as or more than the minimum number of shares to be purchased (3,904,850 shares), purchase of all the Tendered Shares will be conducted.

(II)	Conditions of withdrawal of the Tender Offer, details thereof and method of disclosure of withdrawal

If any event listed in Article 14, paragraph (1), items (i)(a) through (i)(j), items (i)(m) through (i)(s), items (iii)(a) through (iii)(h) and item (iii)(j), and Article 14, paragraph (2), items (iii) through (vi) of the Order for Enforcement of the Financial Instruments and Exchange Act (Cabinet Order No. 321 of 1965; the “Order”) occurs, the Tender Offer may be withdrawn. The “facts equivalent to those set forth in (a) to (i)” set forth in Article 14, paragraph (1), item (iii)(j) of the Order means (i) a case where statutory disclosure documents submitted by the Target Company in the past turn out to contain false statements regarding material matters or omit statements regarding material matters to be stated, and the Tender Offeror did not know that the statements were false or omitted and, in the exercise of reasonable care, could not know them, and (ii) a case where facts set forth in (a) through (g) of the same item occur in any of the Target Company’s material subsidiaries.

In order to withdraw the Tender Offer, the Tender Offeror will issue an electronic public notice and post the notice to that effect in the Nihon Keizai Shimbun. However, if it is difficult to issue an electronic public notice by the last day of the Tender Offer Period, the Tender Offeror will make a public announcement by the method stipulated in Article 20 of the Cabinet Office Order and subsequently issue a public notice as soon as possible.

(III)	Conditions to reduce purchase price, details thereof and method of disclosure of reduction

In accordance with Article 27-6, paragraph (1), item (i) of the FIEA, if the Target Company conducts any act listed in Article 13, paragraph (1) of the Order during the Tender Offer Period, the purchase price may be reduced pursuant to the standards set forth in Article 19, paragraph (1) of the Cabinet Office Order.

In order to reduce the purchase price, the Tender Offeror will issue an electronic public notice and post the notice to that effect in the Nihon Keizai Shimbun. However, if it is difficult to issue an electronic public notice by the last day of the Tender Offer Period, the Tender Offeror will make a public announcement by the method stipulated in Article 20 of the Cabinet Office Order and subsequently issue a public notice as soon as possible. If the purchase price is reduced, Tendered Shares tendered on or before the date of the public notice will also be purchased at the reduced purchase price.

(IV)	Matters concerning Tendering Shareholders’ rights to cancel their contracts

The Tendering Shareholders may cancel a contract related to the Tender Offer at any time during the Tender Offer Period. When canceling a contract, please deliver or send a document indicating the intention to cancel the contract regarding the Tender Offer (the “Cancellation Document”) to the head office or a domestic branch of the tender offer agent where your tender was accepted no later than 15:00 on the last day of the Tender Offer Period. Cancellation of a contract shall be effective when the Cancellation Document is delivered to the tender offer agent or arrives at the tender offer agent. Accordingly, please note that when sending a Cancellation Document, the contract cannot be canceled until the Cancellation Document arrives at the tender offer agent, and such document must arrive by 15:00 on the last day of the Tender Offer Period.

Party authorized to receive the Cancellation Document
Mizuho Securities Co., Ltd.	1-5-1, Otemachi, Chiyoda-ku, Tokyo
(Other domestic branches of Mizuho Securities Co., Ltd.)

The Tender Offeror will not make any claim for damages or a penalty payment against the Tendering Shareholders due to the cancellation of their contracts. In addition, the Tender Offeror will bear the cost required for returning the Tendered Shares to the Tendering Shareholders. If a Tendering Shareholder applies for cancellation, the Tendered Shares shall be returned promptly after the completion of procedures related to the application for cancellation in accordance with the method stated in “(IV) Method of returning shares” of “(8) Method of settlement” above.

(V)	Method of disclosure in case of change in the purchase terms of the Tender Offer

The Tender Offeror may, during the Tender Offer Period, change the purchase terms, except in cases where it is prohibited by Article 27-6, paragraph (1) of the FIEA or Article 13 of the Order. If the Tender Offeror wishes to change the purchase terms, it will issue an electronic public notice regarding the details of the change and post the notice to that effect in the Nihon Keizai Shimbun. However, if it is difficult to issue an electronic public notice by the last day of the Tender Offer Period, the Tender Offeror will make a public announcement by the method stipulated in Article 20 of the Cabinet Office Order and subsequently issue a public notice as soon as possible. If the purchase terms are changed, Tendered Shares tendered on or before the date of the public notice will also be purchased based on the changed purchase terms.

(VI)	Method of disclosure in case of filing of an amended statement

If the Tender Offeror files an amended statement with the Director-General of the Kanto Local Finance Bureau (excluding the cases set forth in the proviso to Article 27-8, paragraph (11) of the FIEA), the Tender Offeror will immediately make a public announcement on the details relating to those described in the public notice of the commencement of the Tender Offer by the method stipulated in Article 20 of the Cabinet Office Order. The Tender Offeror will also immediately amend the explanatory statement of the Tender Offer and deliver the amended explanatory statement of the Tender Offer to the Tendering Shareholders who previously received the original explanatory statement. However, if the scope of the amendment is limited, the amendment may be made by preparing a document stating the reason for the amendment and the subject matters before and after the amendment and delivering the document to the Tendering Shareholders.

(VII)	Method of disclosure of results of the Tender Offer

The results of the Tender Offer will be publicly announced on the day immediately following the last day of the Tender Offer Period by the method stipulated in Article 9-4 of the Order and Article 30-2 of the Cabinet Office Order.

(10)	Date of public notice of commencement of the Tender Offer

October 5, 2023 (Thursday)

(11)	Tender Offer Agent

Mizuho Securities Co., Ltd.	1-5-1, Chiyoda-ku, Otemachi, Tokyo

3.	Policies after the Tender Offer and future prospects

For the policies after the Tender Offer, please see “(III) Management policy after the Tender Offer” of “(2) Background to, the purpose of, and the decision-making process of, the resolution to conduct the Tender Offer, and the management policy after the Tender Offer,” “(4) Policies regarding reorganization, among others, after the Tender Offer (matters regarding the so-called two-stage purchase)” and “(5) Likelihood of delisting and reasons therefor,” respectively, of “1. Purpose, etc. of the purchase” above.

4.	Others

(1)	Agreement between the Tender Offeror and the Target Company or its officers, and the details thereof

(I)	Expressing opinion in support of the Tender Offer and to recommend to tender shares in the Tender Offer

According to the Target Company Press Releases, at the meeting of the Target Company’s board of directors held on July 4, 2023, the Target Company adopted a resolution to express an opinion in support of the Tender Offer and to recommend that its shareholders tender Target Company Shares in the Tender Offer when the Tender Offer commences, as the Target Company’s opinion as of July 4, 2023.

Also, the Target Company resolved again at the meeting of the board of directors held on October 4, 2023 to express its opinion in support of the Tender Offer and to recommend to the Target Company’s shareholders to tender in the Tender Offer.

For details, please see the Target Company Press Releases and “(vii) Approval of all directors of the Target Company with no interest in the Transactions Subject to Consultation, and no objection from all company auditors of the Target Company with no interest in the Transactions Subject to Consultation” of “(Measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, and measures to ensure the fairness of the Tender Offer)” of “(II) Background of the calculation” of “(4) Basis for the calculation of the purchase price” of “2. Overview of the purchase” above.

(II)	Framework Agreement

The Tender Offeror executed, as of July 4, 2023, the Framework Agreement that provides for the implementation of the Transaction and various conditions regarding the implementation, with Motherson and the Target Company. In addition, the Tender Offer agreed with the Motherson Group and the Target Company to change a portion of the Framework Agreement and to make the Structural Change to the YIM Share Transfer, as of October 4, 2023. For details of the Framework Agreement, please see “(I) Framework Agreement” of “(6) Matters concerning important agreements relating to the Tender Offer” of “1. Purpose, etc. of the purchase” above.

(2)	Other information that is considered to be necessary when investors determine whether to tender shares in an offer to purchase

(I)	Release of the “Notice concerning Revisions to Dividend Forecast for Fiscal Year Ending in March 31, 2024 (No Dividends)”

According to the Target Company, at the meeting of the board of directors held on July 4, 2023, on the condition that the Tender Offer is successfully completed, it revised the dividend forecast for fiscal year ending in March 2024, and adopted a resolution not to pay interim dividends and year-end dividends for the fiscal year ending in March 2024. For details, please see the “Notice concerning Revisions to Dividend Forecast for Fiscal Year Ending in March 31, 2024 (No Dividends)” released by the Target Company on July 4, 2023.

(II)	Acquisition of Goshi Giken Shares

The Tender Offeror plans to acquire all shares of Goshi Giken owned by the Target Company, subject to the condition precedent that the Tender Offer and the Procedures to Make the Target Company a Wholly-Owned Subsidiary are completed. For details, please see “II. Share transfer accompanied by transfer of a consolidated subsidiary” of the July 4, 2023 Target Company Press Release.

(3)	Forecasts for the financial results for the current fiscal year and financial results for the preceding fiscal year

The effect of the Transaction on the Tender Offeror’s financial results for the fiscal year ending in March 2024 is currently being examined; any matters that should be disclosed will be promptly released if they arise.

(Reference) Forecasts for consolidated financial results for the fiscal year ending in March 2024 (April 1, 2023 to March 31, 2024) (as released on May 11, 2023 and June 23, 2023) and the consolidated financial results for the preceding fiscal year

			(Unit: Millions of Japanese yen)
	Sales revenue	Operating profit	Profit before income taxes	Profit for the year attributable to owners of the parent
Forecasts for consolidated financial results for the current year (fiscal year ending in March 2024)	18,200,000	1,000,000	1,185,000	800,000
Financial results for the preceding fiscal year (fiscal year ended in March 2023)	16,907,725	780,769	879,565	651,416

End

[Restriction on Solicitation]

This press release is a news statement intended for announcement of the Tender Offer to the general public, and was not prepared for the purpose of soliciting an offer to sell the shares in connection with the Tender Offer. If you intend to make an offer to sell shares in the Tender Offer, please refer to the tender offer explanatory document regarding the Tender Offer in advance, and make your own independent decision. This press release is not an offer to purchase securities or a solicitation of an offer to sell securities, and does not constitute any such part. In addition, this press release (or any part of it) or any distribution hereof will not be the basis for any agreement concerning the Tender Offer, nor will it be relied upon when executing any such agreement.

[Prediction of the Future]

This press release may include expressions concerning future prospects such as “expect,” “forecast,” “intend,” “plan,” “be convinced,” and “estimate,” including those concerning the future business of the Tender Offeror and other companies and entities. These expressions are based on the current business prospects of the Tender Offeror and may change depending on future situations. The Tender Offeror shall not be obligated to update the expressions concerning future prospects to reflect the actual business results, various situations, changes to conditions, or other related factors.

This press release includes “forward-looking statements” as defined in Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended; the “U.S. Securities Exchange Act of 1934”). The actual results may be significantly different from the predictions expressly or impliedly indicated in the forward-looking statements, due to known or unknown risks, uncertainty, or other factors. The Tender Offeror or its affiliates do not guarantee that the predictions expressly or impliedly indicated as the forward-looking statements will turn out to be correct. The forward-looking statements included in this press release were prepared based on the information held by the Tender Offeror as of the date hereof, and unless obligated by laws or regulations or the rules of a financial instruments exchange, the Tender Offeror or its affiliates shall not be obligated to update or revise the statements to reflect future incidents or situations.

[U.S. Regulations]

The Tender Offer will be conducted in compliance with the procedures and information disclosure standards provided under the Financial Instruments and Exchange Act of Japan, and those procedures and standards are not always the same as those applicable in the United States. In particular, neither Section 13(e) nor Section 14(d) of the U.S. Securities Exchange Act of 1934 or the rules under these sections apply to the Tender Offer; therefore, the Tender Offer is not conducted in accordance with those procedures or standards. The financial information included in this press release is based on International Financial Reporting Standards (IFRS), not on the U.S. accounting standards; therefore, the financial information included in this press release may not necessarily be comparable to the financial information prepared based on the U.S. accounting standards. Also, because the Tender Offeror and the Target Company are corporations incorporated outside the U.S. and their directors are non-U.S. residents, it may be difficult to exercise rights or demands against them that can be claimed based on U.S. securities laws. In addition, you may not be permitted to commence any legal procedures in courts outside the U.S. against non-U.S. corporations or their directors based on a breach of U.S. securities laws. Furthermore, U.S. courts are not necessarily granted jurisdiction over non-U.S. corporations or their directors.

All procedures regarding the Tender Offer will be conducted in Japanese unless specifically set forth otherwise. All or part of the documents regarding the Tender Offer will be prepared in English; however, if there is any discrepancy between the documents in English and those in Japanese, the documents in Japanese shall prevail. Affiliates of each of the financial advisors to the Tender Offeror and the Target Company, and the tender offer agent or its affiliates may, in the ordinary course of their business, and to the extent permitted under financial instruments and exchange-related laws or regulations and other applicable laws or regulations of Japan, and in accordance with the requirements under Rule 14e-5(b) under the U.S. Securities Exchange Act of 1934, purchase or arrange to purchase the Target Company Shares outside of the Tender Offer on their own or their customers’ account, before the commencement of the Tender Offer or during the Tender Offer Period. If any information related to such purchase is disclosed in Japan, such disclosure will be made in English as well on the website of the party conducting such purchase.

[Other Countries]

Depending on the country or region, there may be legal restrictions on the release, issuance, or distribution of this press release. In such cases, you are required to be aware of such restrictions and comply with them. This press release does not constitute a solicitation of an offer to sell or an offer to purchase shares related to the Tender Offer and is simply deemed a distribution of materials for informative purposes only.